BAKER & McKENZIE

ATTORNEYS AT LAW
國際通商法律事務所
TAIPEI OFFICE
15TH FLOOR, HUNG TAI CENTER
168 TUN HWA NORTH ROAD
TAIPEI 105, TAIWAN
REPUBLIC OF CHINA
[redacted]5敦化北路168號15樓
[redacted]IONE: 886-2-27126151
[redacted]IILE: 886-2-27169250

March 8, 2002

United States Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Washington, DC 20549
U.S.A.
Attention: Special Counsel/Office of International Corporate Finance

Re: Fubon Insurance Co., Ltd.
File No. 82-4788 82-4768

Dear Ladies and Gentlemen:

Fubon Insurance Co., Ltd., a company organized under laws of the Republic of China (the "ROC"), is listed on the Commission's List of Foreign Issuers Which Have Submitted Information Under the Exemption Relating to Certain Foreign Securities. On December 18, 2001, Fubon Insurance Co. Ltd. changed its name to Fubon Financial Holding Co., Ltd. (the "Company") as part of a series of transactions that took place pursuant to the Financial Holding Company Act of the ROC.

We are submitting this letter in order to change the name "Fubon Insurance Co. Ltd." to "Fubon Financial Holding Co., Ltd." on the Commission's List of Foreign Issuers Which Have Submitted Information Under the Exemption Relating to Certain Foreign Securities.

In addition, as the Company has not consistently furnished information to the Commission pursuant to Rule 12g3-2(b) in the last two full fiscal years, please find set forth in Annex A attached hereto a list of all information which the Company during that time period, and currently, (i) has made public or is required to make public pursuant to the laws of the ROC, its country of domicile, incorporation and organization, (ii) has filed or is required to file with the Taiwan Stock Exchange (the "TSE") or the ROC Securities and Futures Commission (the "SFC") and which was made public by the TSE or the SFC, or (iii) has distributed or is required to distribute to the Company's security holders. Copies of the information referred to in Annex A are being furnished to the Commission with this letter, in accordance with subparagraphs (1)(iii) and (4) of Rule 12g3-2(b).

dlw 3/19

If you have any questions regarding this filing, or require additional information, please contact me at the above telephone number at your convenience. Please address all future inquiries and correspondence to this firm's Taipei office at the above address.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to Will Davis at Baker & McKenzie, Dallas, in the self-addressed stamped envelope accompanying this letter.

Very truly yours,

Michael S. Wong

Enclosures

ANNEX A

The following table sets forth the information which Fubon Financial Holding Co., Ltd. (the "Company") is required to provide. Checkmarks in the columns on the right hand side of the table indicate:

- if under "A," that information is required to be made public pursuant to the laws of the Republic of China ("ROC");

- if under "B," that information is required to be filed with the Taiwan Stock Exchange (the "TSE") or the ROC Securities and Futures Commissions (the "SFC"); or

- if under "C," that information is distributed or required to be distributed to security holders.

Information	A	B		C
		TSE	SFC	
Approval by the SFC for issuance of shares or corporate bonds within 30 days after receipt of SFC approval. (Attachment (i)-1)	✓			
Delivery of instruments representing newly issued shares or corporate bonds within 30 days after receipt of approval from the competent authority and prior to delivery of such instruments. (Attachment (i)-2)	✓			
Shareholding of, and share transfer, by directors/ supervisors/manager or shareholders holding 10% or more of total shares immediately after shareholding has been recorded on the shareholders' register, and within 15 days after the end of each month. (Attachment (i)-3)	✓	✓	✓	
Creation or release of pledge on shares by directors, supervisors, managers or shareholders holding 10% or more of total shares. (Attachment (i)-3)	✓	✓	✓	
Financial forecast. (Attachment (i)-5)	✓	✓	✓	
Public announcement of share repurchase by Company within two days of approval of the Board of Directors of such repurchase. (Attachment (i)-8)	✓		✓	

Information	A	B		C
		TSE	SFC	
Public announcement within five days of completion of repurchase of the Company's shares or of the end of the repurchase period. (Attachment (i)-8)	☞		☞	
Public announcement after repurchase of the Company's shares totaling at least two percent of the shares, or accumulative value of shares repurchased amounts of at least NT$300 million within 2 days. Public announcement within five days of completion of repurchase of the Company's shares or of the end of the repurchase period. (Attachment (i)-8)	☞		☞	
Public announcement of any incident sufficient to affect stock prices and stockholders' equity within two days after the incident occurred, including, as applicable to the Company's business:	☞		☞	
(1) Check returned due to insufficient funds, credit refused, or other loss of creditworthiness.				
(2) Litigation and threatened litigation, administrative disciplinary action, administrative suit or injunction which has a severe impact on the Company's finances or business.				
(3) Transfer of all or a substantial portion of the Company's business; acquiring the business or property of other persons which may substantially affect the business activities of the Company; signing, amending or terminating any contract leasing the entire business to other persons.				
(4) A court judgment stating that the Company's stock may not be transferred.				
(5) A change of president, general manager, or at least one-third of directors.				
(6) A change of auditor. This requirement is not applicable if the change is due to internal changes in the accounting firm.				
(7) The signing, revising, terminating or dissolution of the following, in each case, having a severe impact on the Company's finances or business: an important contract, or strategic alliance or other joint				

business project; a change in major provisions of the business plan; the successful development of trial products and start of mass production stage; the purchase of other business; the acquisition or sale of a patent, exclusive trademark rights, copyright, or other intellectual property rights. (8) Other major circumstances affecting the company's continued operations.				
Public announcement of a merger, the purpose of such merger, benefits expected to be generated by the merger, ratio of exchanged stock and basis of calculation, expected timetable and basic information concerning the participating companies on the day the Board of Directors approved the merger. In addition, a public announcement is required of any significant incidents that were sufficient to affect the merger and that happened to any participating company after announcement of merger.	☛			
Notices of general meeting and special meeting of shareholders filed 22 days and 27 days, respectively, prior to the record date. (For Taiwan Stock Exchange) (Attachment (ii)A-1)		☛		
Notice of annual general meeting and special meeting of shareholders furnished 8 days prior to the meeting of shareholders. (For Securities and Futures Commission) (Attachment (ii)A-1)			☛	
Notice of general meeting and special meeting of shareholders distributed at least 30 days prior to the general meeting of shareholders and 15 days prior to the date of any special meeting of shareholders. (For Shareholders) (Attachment (ii)A-1)				☛
Notice of distribution of dividends filed at least 12 days prior to the record date. (Attachment (ii)A-2)		☛		
Notice of listing of newly issued shares on Taiwan Stock Exchange to be filed at least 3 business days prior to delivery of share certificates to shareholders. (Attachment (ii)A-3)		☛		
Notice of foreign shareholding at the initial public		☛		

offering filed within 12 businesses days prior to listing of the shares; and notice at the time foreigners are allowed to redeem the shares within 3 business days after completion of calculation of foreign shareholding. (Attachment (ii)A-6)			
Prospectus relating the issuance of shares. (Attachment (ii)A-8)	☞	☞	
Annual report furnished within 15 days after the general meeting of shareholders. (Attachment (ii)B-1)		☞	☞
Annual audited financial statements for the fiscal year furnished within 4 months after the end of each fiscal year. (Attachment (ii)B-2)		☞	
Semi-annual audited financial statements to be furnished within 2 months after the end of the first six months of each fiscal year. (Attachment (ii)B-3)		☞	
Quarterly financial statements to be furnished within one month after the end of the first and third quarters of each fiscal year. (Attachment (ii)B-4)		☞	
Monthly operation statements furnished before the tenth day of each month following the period covered by the annual or the semi-financial statement. (Attachment (ii)B-5)		☞	
Report on use of proceeds from issuance of new shares furnished within 10 days after the end of relevant fiscal quarters. (Attachment (ii)B-7)		☞	
Minutes of general meeting and special meeting of shareholders distributed within 20 days after the general meeting of shareholders. (Attachment (iii)-3)			☞

Attachment (i)-1

[English Translation]

SECURITIES AND FUTURES COMMISSION, MINISTRY OF FINANCE

LETTER

Sender:	Chu Chao-ling, Chairman Securities and Future Commission, MOF Address: (106) 85, Hsin Sheng S. Rd., Sec. 1, Taipei Fax Number: (02) 87734134	Serial No: 110041
Recipient:	Fubon Insurance Co., Ltd.	
CC:	Foreign Exchange Department, Central Bank of China Taiwan Stock Exchange Co. ROC Over-the-Counter Securities Exchange Securities & Futures Institute Chinese Securities Association Lui Ke-yi and Tao Hong-wen, public accountants Taiwan Union & Co. Grand Cathay Securities Corp.	

Priority:	Urgent
Confidentiality/Declassifying Condition:	
Date:	November 8, 2000
Docket No.:	(89th) Tai-Tsai-Cheng-(1)-Tze No. 87115
Attachment:	N/L

Subject: We have approved your application regarding issuing 315,000,000 common shares by cash capital increase, participating in the issuance of 31,500,000 units of overseas depositary certificates, totaling US$275,058,000.

Explanation:

1. The above conclusion was reached with referenced to your Application for Participating in Issuing Overseas Depositary Certificates dated October 12, 2000, the Letter from the Foreign Exchange Depart, Central Bank of China (89th-Tai-Yang-Wai-Wu-Tze No. 040039482) dated October 16, 2000, the Letter from the Ministry of Finance (Tai-Tsai-Pao-Tze No. 0890709870) dated October 23, 2000, the letter from Grand Cathay Securities Corp. (no docket number provided) dated October 31, 2000 supplying

additional explanation, and the Letter from Baker & McKenzie (89th-Kou-Chi-Tze No. 1103) dated November 2, 2000.

2. The Commission must be immediately notified should there be any change to the issuing plan of overseas depositary certificates prior to official disclosure.

3. The following matters have to be disclosed to the public with two days after the depositary contract becomes effective, and copies of the newspapers where such notifications appear shall be submitted to the Commission for reference.

   (1) Total dollar amount of the overseas depositary certificates to be issued, the unit price thereof and total number of units.
   (2) The marketable securities represented by the overseas depositary certificates, the number of shares thereof and the price per share.
   (3) The place where issuance and transaction will take place
   (4) The plan of how the funds will be utilized and the anticipated effects
   (5) Major impacts on the shareholders' equity

4. Please provide the Commission with the following documentation within 10 days after the overseas depositary certificates are issued:

   (1) The prospectus prepared in accordance with the security laws and regulations of the country where the certificates are offered
   (2) A duplicate copy of the depositary contract
   (3) A duplicate copy of the custodian contract
   (4) A sample of the overseas depositary certificate
   (5) A report written in Chinese prepared by R.O.C. lawyers in which such lawyers shall prove no material discrepancy between the issuing rules of the overseas depositary certificates and the version approved by the Commission.

5. All the information subject to disclosure to the depositary institution in accordance with the depositary contract shall be supplied to the Commission within 3 days after such information is provided.

6. After the overseas depositary certificates are issued, information such as the total number of outstanding units of the overseas depositary certificates and the marketable securities they represent as of the end of the previous month shall be supplied to the Commission and the Foreign Exchange Department, Central Bank of China for

declaration purposes by the 10th day of every month. Please use the forms appeared on Attachment 10 of the Guidelines for the Offering and Issuance of Overseas Securities by Issuers as the templates.

7. When the overseas Chinese and foreigners purchasing the overseas depositary certificates issued by your company request to convert the certificates into the stock they represent, they shall register the transferred shareholders' account as the "account for the converted overseas depositary certificates of ** [Name of the bank authorized for the deposit] authorized by ** [name of the overseas Chinese or foreigner making the authorization])".

8. Regarding the currency exchange of the funds converted into the NT dollars, conversion of certificates, re-issuance of the converted certificates, and cash dividends to be allocated, please handle the relevant matters in accordance with the Letter by Central Bank of China (84th-Tai-Yang-Wai-Wu-Tze No. 2586) and the attachments thereof, dated December 26, 1995.

9. The execution of the plan to operate the increase of cash capital shall be made in accordance with Articles 8-1 and 8-2 of the Guidelines for the Offering and Issuance of Overseas Securities by Issuers, promulgated by the Commission by the Notification 89th-Tai-Tsai-Cheng-(1)-Tze No. 00397 dated February 9, 2000. Before the completion of the fund operation plan, the balance of the unused fund and the purposed thereof has to be truthfully disclosed in the "Quarterly Report of Public Offering Company's Cash Capital Increase" or the "Quarterly Report of Corporate Bond Issuance Plan and Operation of Funds". In case there is a major change to the cash capital increase plan, relevant issues need to be handled in accordance with the 4th paragraph of the same clause.

10. If the actual offering price for the cash capital increase is lower than the closing price on the price fixing day, the average closing price calculated by choosing from one of the business days 10, 20 and 30 days preceding the price fixing day, deducting stock dividends to be declared, if any, shall be the 90% of the calculation basis. Such calculation should be made in accordance with the Notification by the Commission (98th-Tai-Tsai-Cheng-(1)-Tze No. 00398) dated February 9, 2000.

SECURITIES AND FUTURES COMMISSION, MINISTRY OF FINANCE

LETTER

Sender: Chu Chao-ling, Chairman
Securities and Future Commission, MOF
Address: (106) 85, Hsin Sheng S. Rd., Sec. 1, Taipei
Fax Number: (02) 87734134

Recipient: Taiwan Stock Exchange Co.

CC: Ministry of Finance
ROC Over-the-Counter Securities Exchange
Taiwan Securities Central Depository Co., Ltd.

Priority:	Urgent
Confidentiality/Declassifying Condition:	
Date:	November 30, 2001
Docket No.:	(90th) Tai-Tsai-Cheng-(1)-Tze No. 173833
Attachment:	

Subject: The Commission has approved to file your report with regard to approving the application from Fubon Insurance Co., Ltd. for issuing the converted stock of Fubon Financial Holding Co., Ltd. according to Article 29 of the Financial Holding Company Law, and the suspension of trading the marketable security of Fubon Insurance Co., Ltd. and Fubon Commercial Bank Co., Ltd. starting December 7, 2001 until the fixed date (December 19, 2001) for stock conversion when trading of these securities will cease.

Explanation:

This letter is prepared in reply of your letter Tai-Cheng-(90th)-Shang-Tze No. 031831 dated December 29, 2001.

Attachment (i)-2

PUBLIC NOTICE

[ENGLISH TRANSLATION]

Listing of Fubon Financial Holding Co., Ltd., and
Termination of Stock Trading of Fubon Insurance Co., Ltd. and Fubon Commercial Bank, and Over-the-Counter Securities Exchange of Fubon Securities Co., Ltd.

Date: December 17, 2001
Document No.: Fu-Pao-Hui-Fa-Tze No. 253

The Securities and Futures Commission, Ministry of Finance and Taiwan Stock Exchange Co. have approved the application filed by Fubon Insurance Co., Ltd., Fubon Commercial Bank and Fubon Securities Co., Ltd. regarding conversion of stock into the listed securities of Fubon Financial Holding Co., Ltd. by issuing the approval letters (90th)-Tai-Tsai-Cheng-(1)-Tze No. 173833 dated November 30, 2001 and Tai-Cheng-(90th)-Shang-Tze No. 103156 dated December 12, 2001, in that order. The following is the information about the listing of Fubon Financial Holding Co., Ltd. and the termination of stock trading of Fubon Insurance Co., Ltd. and Fubon Commercial Bank and over-the-counter securities exchange of Fubon Securities Co., Ltd., such as the effective date and the agent dealing with stock affairs:

1. Listing date of Fubon Financial Holding Co., Ltd.:
   December 19, 2001 (The record date of stock conversion; Fubon Insurance Co., Ltd. and Fubon Commercial Bank shall terminate their stock trading on the same date, so shall Fubon Securities Co., Ltd. terminate its over-the-counter securities exchange.
2. Number of shares of listed securities:
   5,464,985,224 common shares, with a par value of NT$10 each, totaling NT$54,649,852,240.00
3. Listing Code: 2881
4. Institution for attesting share certificates:
   Trust Department of United World Chinese Bank
5. The securities issued by the company have the rights and obligations identical to other securities.
6. Agent dealing with stock affairs:
   Stock Affairs Department of Fubon Securities Co., Ltd.
   Address: 7/F, 138, Min Sheng E. Rd., Sec. 3, Taipei
   Telephone: (02) 27171033
   Fax: (02) 25149557

Source: Page 36, Commercial Times (Nov. 20, 2000)

PUBLIC NOTICE OF FUBON INSURANCE CO., LTD.

Issuance of New Shares and Participation of the Overseas Depository Receipts through Cash Capital Increase

Date: November 18, 2000
Document No.: (89th) Fu-Pao-Hui-Fa-Tze No. 257

Subject: Matters relevant to the issuance of new shares and participation of overseas depository receipts through cash capital increase by Fubon Insurance Co., Ltd.

Explanation:

The relevant matters are handled in accordance with Article 17 of the Guidelines for the Offering and Issuance of Overseas Securities by Issuers and the Securities and Futures Commission, MOTC Letter (89th) Tai-Tsai-Cheng-(1)-Tze No. 87115 dated November 8, 2000.

Announcement:

1. Total dollar amount, unit price and total number of units of the overseas depository receipts to be issued:
   (1) Total dollar amount of the overseas depository receipts: US$275,058,000.00
   (2) Unit price: US$8.732
   (3) Total number of units: 31,500,000 units

2. The marketable securities represented by the overseas depository receipts and number of shares and per-share price thereof:
   (1) Each unit of the overseas depository receipts represents 10 shares of the common stock issued by Fubon Insurance Co., Ltd.
   (2) The marketable securities represented by the overseas Depositary Receipts: 315,000,000 shares of common stock issued by Fubon Insurance Co., Ltd.
   (3) Price per share: Around NT$28.15 calculated by the exchange rate of one US dollar against 23.237 NT dollars.

3. Venues where the issue and transaction will take place:
   The receipts will be issued in territories outside of the Republic of China. However, these receipts will not be listed at any stock exchange.

4. Purpose of designating the purchaser, total number of units purchased by such party and dollar

amount thereof, and the relation between the designated purchaser and the issuer:

(1) Purpose of designating the purchaser: Fubon Insurance Co., Ltd. has formed a strategic alliance with Traveler Insurance Group) in the areas of insurance business.

(2) Total number of units purchased by the designated purchaser:
31,121,650 units of the overseas depository receipts, representing 311,216,500 common shares issued by Fubon Insurance Co., Ltd.

(3) Total dollar amount purchased by the designated purchaser: US$271,754,248.00

(4) Relation between the designated purchaser and issuer:
Fubon Insurance Co., Ltd. has formed a strategic alliance with Traveler Insurance Group in the areas of insurance business.

5. The management plan for the funds formed by the offering and the anticipated effects:

(1) Total amount of funds necessary for the plan: US$275,058,000

(2) Source of funds: Issuance of 315,000,000 common shares through cash capital increase for participation of the issuance of the overseas depository receipts. Total amount of the issued shares: US$275,058,000

(3) Fund management plan:
Reinvestment of domestic and foreign insurance companies (US$236,526,000);
Construction payment (US$19,363,000); and
Purchase of computer equipment (US$19,169,000)

(4) Anticipated effects:
The annual premium income from reinvestment of domestic and foreign insurance companies is expected to reach around NT$10,942 million;
The construction payment is expected to help increase the number of business offices set up by Fubon Insurance Co., Ltd.; and
Purchase of computer equipment is expected to improve the company's business capability and reduce operation cost.

6. Major impacts on the shareholders' equity:

(1) The undertaking expenses for issuance of common shares and overseas depository receipts through cash capital increase approximately accounts for 1% of the total funds formed by the offering. The undertaking expenses and other relevant expenses will be borne by Fubon Insurance Co., Ltd. and deducted from the premium of share capital so as to keep the impact of profit and loss for the current term at the lowest level.

(2) The original shareholders' equity will reduce by 15.18% after the issuance of new shares through cash capital increase. However, the plan will greatly contribute to improvement of the company's performance when the future reinvestment of domestic and foreign insurance companies begins to create profits. The execution of construction payment and purchase of computer equipment will also help increase our competitiveness.

Attachment (i)-3

Shareholding of Directors/Supervisors and Major Shareholders (10% or above)

Fubon Financial Holding Co. Ltd.

(As of January 2002)

Status	Name	Shareholding as of the date of appointment	Current shareholding	Shares pledged	Pledged shares / total shares	Shares held by spouse, children or nominees		
						Total shares	Pledged shares	Pledged shares /total shares
Director	Tsai, Ming-Chong	63,082,248	161,999,139	0	0.00%	25,978,116	0	0.00%
Executive Director	Shih, Tsang-ming	501,274	604,138	0	0.00%	9,847	0	0.00%
Director	Ming Dong ShihYeh Co. Ltd.	333,702,546	546,931,884	0	0.00%	0	0	0.00%
Representative of Director	ROBERT PRICE	0	0	0	0.00%	0	0	0.00%
Director	Ming Dong ShihYeh Co. Ltd.	0	0	0	0.00%	0	0	0.00%
Representative of Director	Gon, Tian-shing	0	0	0	0.00%	0	0	0.00%
Director	Ming Dong	0	0	0	0.00%	0	0	0.00%

	ShihYeh Co. Ltd.							
Representative of Director	Tsai, Ming-Shing	0	141,041,903	0	0.00%	25,471,659	0	0.00%
Director	Lu, Chien-hong	1,726,858	2,647,129	250,000	9.44%	0	0	0.00%
Director	Chen, Tsang-huang	254,386	324,564	0	0.00%	0	0	0.00%
Supervisor	Tsai, Yu-may	1,360,161	1,360,161	0	0.00%	0	0	0.00%
Supervisor	Ming Dong ShihYeh Co. Ltd.	0	0	0	0.00%	0	0	0.00%
Representative of supervisor	Chen, Rong-hua	0	407,027	0	0.00%	126,215	0	0.00%
Manager	Li, Ming-Chow	0	11,145	0	0.00%	0	0	0.00%

Total shares held by directors	712,506,854	Total pledged shares by directors	250,000
Total shares held by supervisors	548,292,045	Total pledged shares by supervisors	0
Total shares held by directors and supervisors	713,867,015	Total pledged shares by directors and supervisors	250,000

Attachment (i)-5

Unaudited

Forecasted Balance Sheet

From January 1, 2002 to December 31, 2002

(The data for year 2001 is here for comparison reason)

Unit: NT$1,000

	Assets	Forecast Dec. 31, 2002 Amount	%	Historical Data Dec. 31, 2001 (Unaudited) Amount	%
11-12	Current Assets				
1100	Cash and cash equivalents	$ 2,031	-	3,467	-
1111	Short-term investment	4,949,619	4	469,031	-
1280	Other Current Assets	-	-	2	-
	Subtotal of Current Assets	4,951,650	4	472,500	-
1421	Long-term stock investment	134,157,658	96	111,633,438	100
15xx	Fixed Assets	2,000	-	-	-
	Total of Assets	**$ 139,111,308**	**100**	**$112,105,938**	**100**

	Liabilities and Shareholders' Rights and Benefits	December 31, 2002 Amount	%	December 31, 2001 Amount	%
	Liabilities:				-
2121	Floating liabilities	$ 5,500	-	$ -	-
2143	Long term loans	17,500,000	13	-	-
2280	Other liabilities	3,301	-	3,301	-
	Subtotal of Liabilities	17,508,801	13	3,301	-
	Shareholders' Rights and Benefits:				
3111	Stock capital of common shares	56,039,801	40	54,469,852	49
3211	Capital Surplus	54,041,084	39	54,031,810	48
	Retained Earnings				
	Legal Reserve	1,966,734	1	1,710,517	1
	Special Reserve	717,520	-	1,917,520	1
	Unassigned retained earnings	11,789,167	8	2,644,737	3
	Unrealized long-term equity investment loss	(344,562)	-	(344,562)	-
	Accumulated Translation adjustments	(300,000)	-	(300,000)	-
	Treasury shares	(2,307,237)	(1)	(2,207,237)	(2)
	Sub-total	121,602,507	87	112,102,637	100
	Total of Liabilities and Shareholders' Rights and Benefits	**$ 139,111,308**	**100**	**$ 112,105,938**	**100**

(Read carefully the explanation on back of the Balance Sheet.)

Responsible Person: [Chop]　　Managers: [Chop]　　Accountant: [Chop]

Unaudited

Profit and Loss Statement

From January 1, 2002 to December 31, 2002
(The data for year 2001 is here for comparison reason)

Unit: NT$1,000

Code	Item	Forecast Dec. 31, 2002 Amount	%	Historical Data Dec. 31, 2001 (Unaudited)	
4532	**Investment Income**	$11,041,779	100	8,953,374	100
4609	**Other operating income**	-	-	-	-
	Subtotal for Income	11,041,779	100	8,953,374	100
5800	**Operating Expenses**	200,000	2	30,850	-
	Subtotal for Expenses	200,000	2	30,850	-
6300	**Net Income before Tax**	10,841,779	98	8,922,524	100
6400	**Income Tax Cost**	-	-	-	-
6900	**Net Income for the Current Period**	$10,841,779	98	8,922,524	100
7000	**Earning per share**	$2.17		1.83	

(Read carefully the explanation on back of the Balance Sheet.)

Responsible Person: [Chop] Manager: [Chop] Accountant: [Chop]

Attachment (i)-8
English Summary of Repurchases of the Company Shares

No.	Type of Shares to Be Repurchased	Repurchasing Period (mm/dd/yyyy)	Repurchasing Purpose	Repurchasing Amount of Shares (Share)	Repurchase Sum (NT$)	Repurchased Shares/ Total Shares (%)	Status	Accumulated Repurchased Shares (Share)	Deleted or Transferred Shares (Share)	Repurchased Shares Not Deleted or Transferred (Share)
1	Common	09/25/2000~ 10/24/2000	To Transfer to Employees	10,000,000	193,377,280	0.57	Completed	10,000,000	0	10,000,000
2	Common	10/25/2000~ 12/24/2000	To Transfer to Employees	22,195,000	436,145,537	1.26	Partial completed	32,195,000	0	32,195,000
3	Common	12/30/2000~ 02/28/2001	To Transfer to Employees	1,780,000	44,379,187	0.09	Partial completed	33,975,000	0	33,975,000
4	Common	04/18/2001~ 06/17/2001	To Transfer to Employees	7,417,000	212,314,978	0.36	Partial completed	41,392,000	0	41,392,000
5	Common	07/24/2001~ 09/23/2001	To Transfer to Employees	5,262,000	141,620,086	0.25	Partial completed	46,654,000	0	46,654,000
6	Common	09/24/2001~ 11/06/2001	To Transfer to Employees	20,000,000	551,640,410	0.96	Completed	66,654,000	0	66,654,000
7	Common	11/7/2001~ 12/7/2001	To Transfer to Employees	20,000,000	627,770,478	0.96	Completed	86,654,000	0	86,654,000

Attachment (ii)A-1

Fubon Insurance Co., Ltd.

Notice of 2001 Regular Shareholder's Meeting

[English Translation]

1.The company is scheduled to call the 2001 regular shareholder's meeting at 9:00 sharp on May 22 (Tuesday), 2001, at No.19, lane 39, Pashi First Street, Tamsui Town, Taipei County (Auditorium of Fubon Education Center). The principal items to be discussed at the meeting are as follows:

A. The business report in 2000 and the business plan in 2001.

B. Supervisor's review report.

C. The report of matters relating to the company's Asset Acquisition and Disposition Procedure (transactions between the company and actual interested parties).

D. The report with respect to the execution of the repurchase of treasury stocks.

E. The acknowledgement of the statement of the final settlement of account in 2000.

F. The acknowledgement of the regulation about the transfer of repurchased shares to the employees.

G The discussion over the 2000 profits distribution plan.

H. The release on the prohibition of business strife of directors.

I. The release on the prohibition of business strife of newly elected directors.

J. The amendment of the charter.

K. The reelection of directors and supervisors.

L. Other proposals and extempore motions.

2. The company's 2001 profits distribution plan has been proposed at the 30th meeting of the directors of the 15th term as follows:

Declaration and payment of cash dividends by NT 1 per share. The record date of ex dividend will be appointed and dividends will be declared and paid according to the shareholding proportion of shareholders in the stock ledger following the proposal is adopted by the regular shareholder meeting and its authorization to the board of directors afterwards.

3. Mr. Robert Price (representative of Dao-yin Industry Co., Ltd.) be released of his post

as Director of the Company.

4. Stocks are, pursuant to Article 165 of the Company Law, prohibited to transfer in the period from Apr. 23, 2001 to May. 23, 2001.

5. The company has attached one signatory card and one proxy respectively. If you decide to present yourself in person, please affix yours original seal to the signatory card and report yourself on the very day of the meeting (there is no need to sent it back if you present yourself personally.) Provided, however, that you attend by proxy, in a bid to send you your signatory card of presence, please set your original seal, fill out the name and address of your agent, and sign you name, on the proxy, and, mail it to the department of service agency of Fubon All Securities Co., Ltd (7F, No.138, Sec.3, Ming-shen E. Rd), the service agent of the company, five days prior to the meeting.

6. If you are a shareholder with a new account of group insurance, please collect your card of seal and copies of both front and reverse sides of your ID, and send them back to the department of service agency of Fubon Securities, for the reason to protect you interest.

7. The company hereby inform you as above.

Very truly your,

Board of Directors, Fubon Insurance Co., Ltd.

Fubon Financial Holding Co., Ltd.

Notice of 2002 Special Shareholder Meeting

1. The company is scheduled to call the 2002 special shareholder's meeting at 9:00 sharp on Feb 6 (Wednesday), 2002, at G2, No.108, Sec.1, Tun-hua S. Rd (The Fubon International Conference Center). The principal items to be discussed at the meeting are as follows:

A. The report with respect to the execution of the repurchase of treasury stocks.
B. The report of the amendment relating to the company's Asset Acquisition and Disposition Procedure.
C. The report with respect to the amendment of the company's Transactions of Derivative Financial Goods Procedure.
D. The acknowledgement of the regulation about the transfer of repurchased shares to the employees.
E. The acknowledgement of the stipulation of enforcement rules with regard to Endorsement and Guarantee.
F. The amendment of the charter.
G. The amendment of the rules of Shareholder Meeting Procedure.
H. The amendment of the rules of the Election for Directors and Supervisors.
I. The election of directors and supervisors of the second term.
J. Other proposals and extempore motions.

2. Stocks are, pursuant to Article 165 of the Company Law, prohibited to transfer in the period from Jan 8 2002 to Feb 6, 2002.

3.The company has attached one signatory card and one proxy respectively. If you decide to present in person, please affix yours original seal to the signatory card and report yourself on the very day of the meeting (there is no need to sent it back if you present yourself personally.) Provided, however, that you attend by proxy, in a bid to send you your signatory card of presence, please set your original seal, fill out the name and address of your agent, and sign you name, on the proxy, and, mail it to the department of service agency of Fubon All Securities Co., Ltd (7F, No.138, Sec.3, Ming-shen E. Rd), the service agent of our company, five days prior to the meeting.

4. If you are a shareholder with a new account of group insurance, please collect your card of seal and copies of both front and reverse sides of your ID, and send them back to the department of service agency of Fubon Securities, for the reason to protect you interest.

5. The company hereby inform you as above.

Very truly yours,

Board of Directors, Fubon Financial Holding Co., Ltd.

Fubon Insurance Co. Ltd.

Notice for Regular Shareholders Meeting 2000

March 17, 2000 Fu-Bao-Mi-Fa Tze No. 023

1. Fubon will hold its Shareholders Meeting 2000 at 19, Lane 39, Pashi First Street, Pashi Li, Tamsui, Taipei County (Auditorium of Fubon Education Center) on May 15, 2000 (Monday) 9:00 A.M. The main items to be discussed at the Meeting are:

(1) The company's business report of 1999 and business plan of 2000. 2. Supervisor's review report and accountant's audit report. 3. Matter relating to the company's Asset Acquisition and Disposition Procedure (transactions between the company and actual interested parties, revision of the Asset Acquisition and Disposition Procedure). 4. Acknowledge the company's final statements of 1999. 5. Discuss the company's profit distribution plan of 1999. 6. Discuss whether the company shall capitalize its profit and capital reserve for issuing new stock. 7. Discuss the amendment to articles of incorporation. 8. Other proposals and Extempore motions.

(2) The company's 16th meeting of the directors of the 15th term and the fifth meeting of the supervisors of the 28th term proposed the following profit distribution plan for 1999: cash dividend of NT$1.13 per stock and stock dividend of NT$0.2 per stock (which include NT$ 0.05 from profits and NT$0.15 from capital reserve). Upon approval granted in an ordinary shareholders meeting and by the competent authority, the board of directors will be authorized to prescribe a record date of exclusion on which the new shares will be distributed based on the shareholding specified in the shareholder roster as at such date.

(3) Pursuant to Article 165 of the Company Law, ownership of stock shall not be transferred from April 16, 2000 to May 15, 2000.

(4) Enclosed herewith is a copy of the Shareholder Attendance Card and Certificate of Entrustment. For shareholders who will attend the Meeting personally, please affix the shareholder's personal seal in record upon the Attendance Card and sign in during the of Meeting (Those who will attend personally need not mail the Card). If the shareholder would like to appoint an agent to attend on his behalf, please affix the

shareholder's personal seal in record and provide the name, address, and signature of the agent on the Certificate of Entrustment, then send it to Fubon Securities Co. Ltd. . Share Agency Department (B1 138 Mingshen East Road, Taipei City). The Certificate must arrive at least 5 days before the Meeting, so that the Attendance card may be mailed.

(5) If you are a new shareholder, please send a personal seal card and copies of your personal ID (both sides) to Fubon Securities Co. Ltd. Share Agency Department, so that your rights and benefits may be secured.

(6) We hereby notify you of the above matters.

Yours truly

Board of Directors
Fubon Insurance Co. Ltd.

Fubon Insurance Co. Ltd.

Notice for the First Special Shareholders Meeting 2000

July 25, 2000 Fu-Bao-Mi-Fa Tze No. 075

1. Fubon will hold its First Special Shareholders Meeting 2000 at 19, Lane 39, Pashi First Street, Pashi Li, Tamsui, Taipei County (Auditorium of Fubon Education Center) on September 6, 2000 (Wednesday) 9:00 A.M. The main items to be discussed at the Meeting are:

(1) Discuss the proposal for an increase in capital in cash. 2. Amend selected provisions of the articles of incorporation. 3. Other proposals and extempore motions.

(2) The company intends to increase capital in cash. We will issue classified stocks up to 315,000,000 shares to issue American Depositary Receipts (ADR). Pursuant to Article 267 para. 1 of the Company Law, 10% percent of the stock issued shall be withheld for purchase by staff, while the rest 90% shall be issued as ADR pursuant to Article 28 bis 1 of the Securities and Exchange Law.

(3) Pursuant to Article 165 of the Company Law, ownership of stock shall not be transferred from August 23, 2000 to September 6, 2000.

(4) Enclosed herewith is a copy of the Shareholder Attendance Card and Certificate of Entrustment. For shareholders who will attend the Meeting personally, please affix the shareholder's personal seal in record upon the Attendance Card and sign in during the of Meeting (Those who will attend personally need not mail the Card). If the shareholder would like to appoint an agent to attend on his behalf, please affix the shareholder's personal seal in record and provide the name, address, and signature of the agent on the Certificate of Entrustment, then send it to Fubon Securities Co. Ltd. Share Agency Department (B1 138 Mingshen East Road, Taipei City). The Certificate must arrive at least 5 days before the Meeting, so that the Attendance card may be mailed.

(5) If you are a new shareholder, please send a personal seal card and copies of your personal ID (both sides) to Fubon Securities Co. Ltd. Share Agency Department, so that your rights and benefits may be secured.

(6) We hereby notify you of the above matters.

Yours truly

Board of Directors

Fubon Insurance Co. Ltd.

Attachment (ii)A-2

Distribution of Dividend

Fubon Insurance Co. Ltd.

In NT Dollars

Year	2001	2000	1999
Distributable Earning as of the end of the previous year	NT$ 3,292,838,055	4,291,086,363	11,473,004,351
Legal Reserve	261,715,173	260,159,092	134,164,593
Special Reserve	903,197,252	1,014,322,500	
Cash Dividend	2,040,801,471	2,241,118,660	783607924
Share Dividends		86,196,870	156721580
Employee's Bonus	4,555,169	13,602,920	
Retained Earning	82,568,990	675,686,321	1,689,495,441

Attachment (ii)A-3

[English Translation]

TAIWAN STOCK EXCHANGE CO.

LETTER

Sender: Chu Fu-Chun, General Manager
Taiwan Stock Exchange, Co.
Address: 5/F 17, Po Ai Rd., Taipei
Fax Number: (02) 23485232

Recipient: Fubon Insurance Co., Ltd.
Fubon Commercial Bank Co., Ltd

CC: Security and Futures Commission, Ministry of Finance
Finance Department, Taiwan Stock Exchange Co.

Priority:	Urgent
Confidentiality/Declassifying Condition:	
Date:	December 12, 2001
Docket No.:	Tai-Cheng-(90th)-Shang-Tze No. 103156
Attachment:	See below

Subject: We hereby approve Fubon Financial Holding Company, having been approved to issue stock certificates, to start the trading its stock in the market provided by the Taiwan Stock Exchange Co. on December 19, 2001, when transaction of the marketable securities of Fubon Insurance Co., Ltd. and Fubon Commercial Bank Co., Ltd. will be ceased.

Explanation:

1. The letter is prepared in reply to your application for stock of a listing company to be converted into the stock of a financial holding company dated November 28, 2001.

2. Your two companies will stop offering the marketable securities, starting December 19, 2001. The marketable security issuance contract entered by you and the Taiwan Stock Exchange Co. shall become invalid on the same day.

3. On the same day when Fubon Financial Holding Company acquires the corporate status

(i.e. the fixed date for stock conversion), five duplicate copies of the issuance contract shall be served to Taiwan Stock Exchange Co. by Fubon Financial Holding Company. We will reply to Fubon Financial Holding Company after reporting to the competent authorities and the approval is granted.

4. Enclosed please find the list containing the issuance expenses to be paid by Fubon Financial Holding Company.

5. The trading of the above new stock shall be disclosed to the public in accordance with Article 43 of the operation regulations of Taiwan Stock Exchange Co. Please provide us with two copies of the newspaper on which such notification appears. The prospectus shall contain information such as the legality of the policy-making process regarding the decision of conversion ratio, opinions of certified public accountants proving the process is reasonable and the ratio of the converted stock of the companies involving in the conversion.

Attachment (ii)A-6

Foreign Share Holding

In NT Dollars

Foreign Share Holding / Type of Foreign Shareholders	July 4, 2001			July 7, 2000		
	Numbers	Amount	%	Numbers	Amount	%
Foreign Financial institute	0	0	0	0	0	0
Foreign Corporate	132	5,602,976,350	27.00	30	1,374,899,830	7.98
Foreign Investment Trust Fund	1	10,000	0.00	1	246,170	0.00
Foreign Natural Person	9	332,600	0.00	9	226,090	0.00

Monthly Report on Outstanding Global Deposit Receipt

	November 2001			October 2001			September		
Name	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank
Place of GDR listing	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares
Items									
Initial issuance amount A	8,000,000		80,000,000	8,000,000		80,000,000	8,000,000		80,000,000
Follow-up issuance amount B	3,200,000		32,000,000	3,200,000		32,000,000	3,200,000		32,000,000
	1,054,515		10,545,152	1,054,515		10,545,152	1,054,515		10,545,152
	200,908		2,009,097	200,908		2,009,097	200,908		2,009,097
	31,500,000		315,000,000	31,500,000		315,000,000	31,500,000		315,000,000
	35,955,423		359,554,249	35,955,423		359,554,249	35,955,423		359,554,249
Conversion from company bond C	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the date of this report D=A+B+C	43,955,423		439,554,249	43,955,423		439,554,249	43,955,423		439,554,249
Balance as of the end of previous month E	43,475,249		434,752,509	43,513,649		435,136,509	42,759,210		427,592,119
Redeemed by GDR holders F	59,475		594,750	186,400		1,864,000	50,061		500,610
Reissued by Depository G	66,000		660,000	148,000		1,480,000	804,500		8,045,000
Follow-up issuance H	0		0	0		0	0		0
Conversion from convertible bond I	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the end of the month J=E-F+G+H+I	43,481,774		434,817,759	43,475,249		434,752,509	43,513,649		435,136,509

	August 2001			July 2001			June 2001		
Name	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank
Place of GDR listing	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares
Items									
Initial issuance amount A	8,000,000		80,000,000	8,000,000		80,000,000	8,000,000		80,000,000
Follow-up issuance amount B	3,200,000		32,000,000	3,200,000		32,000,000	3,200,000		32,000,000
	1,054,515		10,545,152	1,054,515		10,54,152	1,054,515		10,545,152
	200,908		2,009,097	200,908		2,009,097	200,908		2,009,097
	31,500,000		315,000,000	31,500,000		315,000,000	31,500,000		315,000,000
	35,955,423		359,554,249	35,955,423		359,554,249	35,955,423		359,554,249
Conversion from company bond C	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the date of this report D=A+B+C	43,955,423		439,554,249	43,955,423		439,554,249	43,955,423		439,554,249
Balance as of the end of previous month E	42,125,410		421,254,119	41,877,479		418,774,809	42,239,726		422,397,279
Redeemed by GDR holders F	62,700		627,000	69		690	362,247		3,622,470
Reissued by Depository G	696,500		6,965,000	248,000		2,480,000	0		0
Follow-up issuance H	0		0	0		0	0		0
Conversion from convertible bond I	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the end of the month J=E-F+G+H+I	42,759,210		427,592,119	42,125,410		421,254,119	41,877,479		418,774,809

	May 2001			April 2001			March 2001		
Name	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank
Place of GDR listing	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares
Items									
Initial issuance amount A	8,000,000		80,000,000	8,000,000		80,000,000	8,000,000		80,000,000
Follow-up issuance amount B	3,200,000		32,000,000	3,200,000		32,000,000	3,200,000		32,000,000
	1,054,515		10,545,152	1,054,515		10,545,152	1,054,515		10,545,152
	200,908		2,009,097	200,908		2,009,097	200,908		2,009,097
	31,500,000		315,000,000	31,500,000		315,000,000	31,500,000		315,000,000
	35,955,423		359,554,249	35,955,423		359,554,249	35,955,423		359,554,249
Conversion from company bond C	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the date of this report D=A+B+C	43,955,423		439,554,249	43,955,423		439,554,249	43,955,423		439,554,249
Balance as of the end of previous month E	42,649,026		426,490,279	42,648,562		426,485,639	42,371,212		423,712,139
Redeemed by GDR holders F	480,200		4,802,000	222,136		2,221,360	50,050		500,500
Reissued by Depository G	70,900		709,000	222,600		2,226,000	327,400		3,274,000
Follow-up issuance H	0		0	0		0	0		0
Conversion from convertible bond I	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the end of the month J=E-F+G+H+I	42,239,726		422,397,279	42,649,026		426,490,279	42,648,562		426,485,639

	February 2001			January 2001			December 2000		
Name	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank
Place of GDR listing	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares
Items									
Initial issuance amount A	8,000,000		80,000,000	8,000,000		80,000,000	8,000,000		80,000,000
Follow-up issuance amount B	3,200,000		32,000,000	3,200,000		32,000,000	3,200,000		32,000,000
	1,054,515		10,545,152	1,054,515		10,545,152	1,054,515		10,545,152
	200,908		2,009,097	200,908		2,009,097	200,908		2,009,097
	31,500,000		315,000,000	31,500,000		315,000,000	31,500,000		315,000,000
	35,955,423		359,554,249	35,955,423		359,554,249	35,955,423		359,554,249
Conversion from company bond C	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the date of this report D=A+B+C	43,955,423		439,554,249	43,955,423		439,554,249	43,955,423		439,554,249
Balance as of the end of previous month E	41,072,682		410,726,839	39,634,182		396,341,839	8,018,982		80,189,839
Redeemed by GDR holders F	109,070		1,090,700	175,000		1,750,000	124,900		1,249,000
Reissued by Depository G	1,407,600		14,076,000	1,613,500		16,135,000	240,100		2,401,000
Follow-up issuance H	0		0	0		0	31,500,000		315,000,000
Conversion from convertible bond I	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the end of the month J=E-F+G+H+I	42,371,212		423,712,139	41,072,682		410,726,839	39,634,182		396,341,839

	November 2000			October 2000			September 2000		
Name	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank
Place of GDR listing	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares
Items									
Initial issuance amount A	8,000,000		80,000,000	8,000,000		80,000,000	8,000,000		80,000,000
Follow-up issuance amount B	3,200,000		32,000,000	3,200,000		32,000,000	3,200,000		32,000,000
	1,054,515		10,545,152	1,054,515		10,545,152	1,054,515		10,545,152
	200,908		2,009,097	200,908		2,009,097	200,908		2,009,097
	4,455,423		44,554,249	4,455,423		44,554,249	4,455,423		44,554,249
Conversion from company bond C	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the date of this report D=A+B+C	12,455,423		124,554,249	12,455,423		124,554,249	12,455,423		124,554,249
Balance as of the end of previous month E	8,381,004		83,810,059	8,007,804		80,078,059	7,999,404		79,994,042
Redeemed by GDR holders F	710,622		7,106,220	168,800		1,688,000	215,508		2,155,080
Reissued by Depository G	348,600		3,486,000	542,000		5,420,000	23,000		230,000
Follow-up issuance H	0		0	0		0	200,908		2,009,097
Conversion from convertible bond I	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the end of the month J=E-F+G+H+I	8,018,982		80,189,839	8,381,004		83,810,059	8,007,804		80,078,059
Request for redeem	0		0	0		0	0		0
Resell of redeemed GDR	Not applicable			Not applicable			Not applicable		
Balance of redeemed GDR	Not applicable			Not applicable			Not applicable		

	August 2000			July 2000			June 2000		
Name	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank
Place of GDR listing	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares
Items									
Initial issuance amount A	8,000,000		80,000,000	8,000,000		80,000,000	8,000,000		80,000,000
Follow-up issuance amount B	3,200,000		32,000,000	3,200,000		32,000,000	3,200,000		32,000,000
	1,054,515		10,545,152	1,054,515		10,545,152	1,054,515		10,545,152
	4,254,515		42,545,152	4,254,515		42,545,152	4,254,515		42,545,152
Conversion from company bond C	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the date of this report D=A+B+C	12,254,515		122,545,152	12,254,515		122,545,152	12,254,515		122,545,152
Balance as of the end of previous month E	9,456,686		94,566,862	9,968,786		99,687,862	10,295,060		102,950,602
Redeemed by GDR holders F	1,604,282		16,042,820	627,100		6,271,000	331,274		3,312,740
Reissued by Depository G	147,000		1,470,000	115,000		1,150,000	5,000		50,000
Follow-up issuance H	0		0	0		0	0		0
Conversion from convertible bond I	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the end of the month J=E-F+G+H+I	7,999,404		79,994,042	9,456,686		94,566,862	9,968,786		99,687,862
Request for redeem	0		0	0		0	0		0
Resell of redeemed GDR	Not applicable			Not applicable			Not applicable		
Balance of redeemed GDR	Not applicable			Not applicable			Not applicable		

I:\Angela\Fubon-Citi\E C B\Translation of Exhibits\GDR (Foreign Holding).doc

	May 2000			April 2000			March 2000		
Name	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank
Place of GDR listing	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares
Items									
Initial issuance amount A	8,000,000		80,000,000	8,000,000		80,000,000	8,000,000		80,000,000
Follow-up issuance amount B	3,200,000		32,000,000	3,200,000		32,000,000	3,200,000		32,000,000
	1,054,515		10,545,152	1,054,515		10,545,152	1,054,515		10,545,152
	4,254,515		42,545,152	4,254,515		42,545,152	4,254,515		42,545,152
Conversion from company bond C	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the date of this report D=A+B+C	12,254,515		122,545,152	12,254,515		122,545,152	12,254,515		122,545,152
Balance as of the end of previous month E	9,886,560		98,865,602	9,529,012		95,290,122	10,043,292		100,432,922
Redeemed by GDR holders F	20,700		207,000	100,052		1,000,520	524,280		5,242,800
Reissued by Depository G	429,200		4,292,000	457,600		4,576,000	10,000		100,000
Follow-up issuance H	0		0	0		0	0		0
Conversion from convertible bond I	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the end of the month J=E-F+G+H+I	10,295,060		102,950,602	9,886,560		98,865,602	9,529,012		95,290,122
Request for redeem	0		0	0		0	0		0
Resell of redeemed GDR	Not applicable			Not applicable			Not applicable		
Balance of redeemed GDR	Not applicable			Not applicable			Not applicable		

I:\Angela\Fubon-Citi\E C B\Translation of Exhibits\GDR (Foreign Holding).doc

	February 2000			January 2000			December 1999		
Name	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank	Fubon Insurance Co. Ltd.	Depository	Citi Bank
Place of GDR listing	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares	Europe, Asia, America and London Securities Exchange	Type of deposited securities	Common shares
Items									
Initial issuance amount A	8,000,000		80,000,000	8,000,000		80,000,000	8,000,000		80,000,000
Follow-up issuance amount B	3,200,000		32,000,000	3,200,000		32,000,000	3,200,000		32,000,000
	1,054,515		10,545,152	1,054,515		10,545,152	1,054,515		10,545,152
	4,254,515		42,545,152	4,254,515		42,545,152	4,254,515		42,545,152
Conversion from company bond C	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the date of this report D=A+B+C	12,254,515		122,545,152	12,254,515		122,545,152	12,254,515		122,545,152
Balance as of the end of previous month E	10,077,712		100,777,122	10,953,880		109,538,802	11,904,432		119,044,322
Redeemed by GDR holders F	45,520		455,200	849,168		8,491,680	1,100,552		11,005,520
Reissued by Depository G	11,100		111,000	169,000		1,690,000	250,000		2,500,000
Follow-up issuance H	0		0	0		0	0		0
Conversion from convertible bond I	Not applicable		Not applicable	Not applicable		Not applicable	Not applicable		Not applicable
Balance as of the end of the month J=E-F+G+H+I	10,043,292		100,432,922	10,077,712		100,777,122	10,953,880		109,538,802
Request for redeem	0		0	196,000		1,960,000	100,000		100,000
Resell of redeemed GDR	Not applicable			Not applicable			Not applicable		
Balance of redeemed GDR	Not applicable			Not applicable			Not applicable		

Attachment (ii)A-8

FUBON FINANCIAL HOLDING CO., LTD.

Prospectus

(English Summary)

(For Listing on Taiwan Securities Exchange)

1. **Name of Company:** Fubon Financial Holding Co., Ltd.

2. **Issuing Additional Stock by Capital Increase:**

   1) Type: Name-bearing common stock with par value of NT$10.

   2) Number of shares: Total number of shares – 5,464,985,224 shares.

   3) Dollar amount: Total dollar amount – NT$54,649,852,240.

   4) Issuing conditions: Issuance in full amount.

   5) Ratio of public undertaking: Not applicable.

   6) Method of undertaking: Not applicable.

3. **The operational plan for current capital increase and projected performance: Not applicable.**

4. **The issuer, its responsible person and the parties having caused their names signed or their chops affixed on the Prospectus shall be legally liable for any falsehood or concealment regarding the contents of the Prospectus.**

5. **The issuer and the certifying accountant shall be legally liable for any falsehood regarding the contents of the financial statements.**

6. **Investors should note that this company applies for listing as a financial holding company and its business is limited to share holding.**

Published by Fubon Financial Holding Co., Ltd.

December 12, 2001

CONFIDENTIAL INFORMATION MEMORANDUM

FUBON INSURANCE CO., LTD.

31,500,000 GLOBAL DEPOSITARY SHARES
(each representing ten (10) Common Shares)

This Information Memorandum (the "Memorandum") relates to an offering (the "Offering") by Fubon Insurance Co., Ltd. (the "Company"), a Taiwanese property and casualty insurance company, of Global Depositary Shares ("GDSs"), each representing ten (10) of the Company's common shares, par value NT$10 per share (the "Common Shares"). The GDSs offered hereby will be offered outside of Taiwan, consistent with local law in jurisdictions in which offers are made. See "The Offering."

PLEASE REFER TO "NOTICES TO INVESTORS" FOR IMPORTANT INFORMATION REGARDING THE OFFERING AND RESTRICTIONS ON THE MANNER IN WHICH THE OFFERING WILL BE MADE.

Offering Price: U.S.$8.73 (NT$270.60) per GDS

Aggregate Offering Price: U.S.$275.06 Million (NT$8,523.90 Million)

On or prior to the closing of this Offering, the Company will have deposited the Common Shares (or a certificate of payment representing such Common Shares) underlying the GDSs with Citibank, Taipei, as custodian for Citibank N.A., the depositary. Delivery of global depositary receipts ("GDRs") representing GDSs in definitive certificated form, against the payment therefor in immediately available, U.S. dollar-denominated funds, is expected to occur on or about November 16, 2000. See also "Description of Global Depositary Shares."

SELLING AGENT:
SALOMON SMITH BARNEY

The date of this Information Memorandum is November 13, 2000

NOTICES TO INVESTORS

The GDSs offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, for offer or sale as part of their distribution and, subject to certain exemptions from registration, the GDSs may not be offered or sold in the United States. The GDSs offered hereby will be "restricted securities," within the meaning assigned to such term by the Securities Act and the rules promulgated thereunder. The sale, transfer or other disposition of any GDSs purchased pursuant to this Memorandum is substantially restricted by applicable U.S. federal and state securities laws. The GDSs offered hereby have not been recommended by any U.S. federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this Memorandum. Any representation to the contrary is a criminal offense in the United States.

A copy of this Memorandum has not been registered with the Registrar of Companies in Hong Kong and, accordingly, except as mentioned below, no copy of this Memorandum may be issued, circulated or distributed in Hong Kong. However, a numbered copy of this Memorandum may be issued to a limited number of prospective applicants, whose ordinary business it is to buy or sell shares or debentures in Hong Kong in a manner which does not constitute an issue, circulation or distribution in Hong Kong of a prospectus for the purposes of the Hong Kong Companies Ordinance (Cap. 32 of the Laws of Hong Kong). An application for GDSs is not invited from any person in Hong Kong other than a person to whom a numbered copy of this Memorandum has been issued and, if made, will not be accepted. No person to whom a numbered copy of this Memorandum is issued may issue, circulate or distribute this Memorandum in Hong Kong or make or give a copy of this Memorandum to any other person, other than their legal, financial, tax or other appropriate advisers who are subject to a duty of confidentiality to such person.

This Memorandum is strictly for the confidential use of only those prospective investors considering an investment in the GDSs. In making an investment decision, prospective investors must rely on their own examination of the business, operations and prospects of the Company and the terms of this offering, including the merits and risks involved. Prospective purchasers should be aware that they may be required to bear the financial risks of an investment in GDSs for an indefinite period of time and should be able to afford a total loss of their investment. Prospective investors should not construe the contents of this Memorandum or any other similar communication as investment, legal or tax advice. This Memorandum, the other documents delivered herewith and any such other materials, as well as the nature of an investment in the GDSs offered hereby, should be reviewed by each prospective investor with such investor's investment, tax, legal, accounting and other advisors. Prospective investors are urged to request any additional information they may consider necessary in making an informed investment decision.

The distribution of this Memorandum and the offering and sale of GDSs in certain jurisdictions may be restricted by law. The Company requires persons into whose possession this Memorandum comes to inform themselves about and to observe any such restrictions. This Memorandum constitutes an offer only to the offeree to whom this Memorandum is initially provided and does not constitute an offer

to sell or a solicitation of an offer to purchase from anyone in any country, state or other jurisdiction in which such an offer or solicitation is not authorized and does not constitute an offer to sell or a solicitation of an offer to purchase from anyone to whom such an offer is not authorized or otherwise would be unlawful. Neither the Company nor Salomon Smith Barney, as the Selling Agent, is making any representation to an offeree or a purchaser of the GDSs regarding the legality of an investment therein by such offeree or purchaser under appropriate securities or similar laws.

This Memorandum contains summary information about the Company and the offer and sale of GDSs being made hereby, but does not provide a complete description of the business, management and financial position of the Company or the Offering. Investors are advised and expected to carefully review this Memorandum prior to applying to purchase GDSs. This Memorandum is based on information furnished by the Company. The Company and Salomon Smith Barney, as the Selling Agent, expressly disclaim any and all liability for the contents of or omissions from this Memorandum and for any other written or oral communication transmitted or made available to prospective purchasers of the GDSs. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Memorandum; if made, such representation must not be relied upon. You must not rely on any unauthorized information or representatives. This Memorandum is an offer to sell only the GDSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. This Memorandum and the documents delivered or made available to prospective investors qualify and supersede any and all information, written or oral, relating to the Company previously disclosed to them, including any information memorandum dated prior to the date hereof.

The Company reserves the right, in its sole discretion and for any reason whatsoever, to modify, amend and/or withdraw all or a portion of the offering and/or to accept or reject in whole or in part any prospective investment in the GDSs offered hereby or to allot to any prospective investor less than the number of the GDSs such investor desires to purchase. The Company shall have no liability whatsoever to any offeree and/or purchaser in the event that any of the foregoing shall occur.

The disclosure of any of the data contained herein or supplied in connection herewith or the use hereof for any other purpose, except with the written consent of the Company, is prohibited. The information contained herein must be maintained as confidential and not disclosed to any person or used for any purpose other than evaluating the merits of the investment described herein unless and until the Company has consented otherwise in writing. This Memorandum may not be reproduced, in whole or in part. This Memorandum will be returned on request if the recipient does not purchase the GDSs offered hereby.

This Memorandum contains summaries, believed to be accurate, of certain terms of certain documents, but reference is made to the actual documents, copies of which will be made available by the Company upon request, for the complete information contained therein. All such summaries are qualified in their entirety by this reference.

The information contained in this Memorandum is current only as of its date. The delivery of this Memorandum at any time does not imply that the information herein is correct as of any time subsequent to its date of issue and the Company disclaims any obligation to advise any recipient of this Memorandum of any changes in such information after the date hereof.

The Offering can be withdrawn at any time before the closing and is specifically made subject to the terms described in this Memorandum.

The exchange rate of U.S.$1.00=NT$30.99, which is the intra-day exchange rate on July 19, 2000, as reported by Bloomberg, is used in this Memorandum for purposes of calculating the per GDS and aggregate offering price. On November 6, 2000, the official New Taiwan Dollar/U.S. Dollar exchange rate reported by the Federal Reserve Bank of New York was U.S.$1.00=NT$32.15. Unless otherwise specified, this exchange rate is used in this Memorandum for purposes of providing certain financial information by reference to such currencies.

TABLE OF CONTENTS

INFORMATION MEMORANDUM SUMMARY

The following is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Memorandum.

Introduction

The Company was incorporated on April 17, 1961 under the laws of the Republic of China, with the purpose of engaging in the business of property and casualty insurance. The Company believes that it is the leading property and casualty insurer in Taiwan. The Company's Common Shares were listed for trading on the Taiwan Stock Exchange in 1993. The Company presently underwrites a variety of insurance lines, including fire insurance, motor insurance, marine cargo insurance, marine hull and fishing vessel insurance, aviation insurance, engineering insurance, and a variety of lines of liability insurance. The Company's recently established Safety & Loss Control Department provides customers with loss prevention advisory services, and its company-wide claims operational system received ISO 9002 certification in 1999. For the year ended December 31, 1999 and the year ended December 31, 1998, the Company's net earned premiums were NT$8,184 million and NT$6,940 million, underwriting profits were NT$787 million and NT$654 million, the net income of the Company was NT $2,602 million and NT$1,342 million, the total assets of the Company were NT$61,119 million and NT$53,535 million, and the stockholders' equity was NT$31,969 million and NT$29,875 million, respectively. For the six months ended June 30, 2000, the total net income of the Company was NT$1,940 million.

The Company is a full-service property and casualty insurer, and is part of the Fubon Group (the "Fubon Group"), which is a comprehensive financial services conglomerate in Taiwan. The Fubon Group consists of multiple publicly and privately held companies, and offers Taiwan's most complete line of financial products and services, such as investment consulting, securities, securities financing, investment trust, venture capital and futures investment. The Fubon Group also provides banking, life insurance, investment and construction-related services, thus responding to the diverse needs of the business community.

Principal Strengths

The Fubon Group has grown through its integrated marketing strategies, including the provision of complementary, interdisciplinary financial services, and the sharing of professional talent and other internal resources among the companies within the Fubon Group. As part of the Fubon Group, the Company believes that it has competitive advantages stemming from a high degree of cooperation within the Fubon Group and recognition of its strengths. With the continued support of the Fubon Group, the Company believes that it can maintain its leadership position in the evolving property and casualty insurance industry in Taiwan and expand its operations to other countries in Asia. In addition, the Company's high management proficiency and high personnel productivity should allow it to maintain strong profitability and balanced growth throughout the economic cycle.

Business Strategy

The Company's long-term goal is to maintain and enhance its position as the premier property and casualty insurance company in Taiwan and to maximize the returns from funds available for investments. In particular, the Company focuses on the following goals:

- *Strengthening market share* – the Company intends to strengthen its market share by continuing to focus on product lines with higher growth potential such as liability and engineering insurance. The Company also expects market share growth from industry consolidation resulting from the

deregulation of the Republic of China property and casualty insurance industry in which smaller competitors are expected to be forced to exit or be merged with larger, better capitalized firms such as the Company. The Company expects to be one of the main beneficiaries of deregulation in the industry due to its long-standing market position and superior capitalization.

- *Maintaining below industry average loss and combined ratios* – the Company plans to ensure that its increasing market share translates directly into underwriting profits by continuing to maintain and improve its below industry average loss and combined ratios. The Company believes that its experienced actuarial team and prudent underwriting criteria allow the Company to identify higher quality risks and to price underwriting business accurately.

- *Increasing focus on effective longer-term investments* – as funds available for investments of the Company increase, the Company's investment strategy is to maintain sufficient investments in short-term assets to meet liquidity needs and the short-term nature of its policies, and to increase the amount of longer-term investments to enhance its longer-term returns.

Recent Developments

On October 30, 2000, the Company announced that its results of operations for the nine months ended September 30, 2000, as compared to the nine months ended September 30, 1999, were as follows:

	Nine Months Ended	
	September 30, 2000	September 30, 1999
	(NT$ thousands, except per share amounts)	
Net profit	2,309,568	2,302,071
Pre-tax profit	2,569,568	2,597,071
Earnings per share	1.31	1.34

Between September 25 and October 24, 2000, the Company repurchased in the open market 10 million Common Shares, at an average price per Common Share of NT$19.31. During the period of October 25 to December 24, 2000, the Company plans to buy back an additional 50 million Common Shares at prices per Common Share ranging between NT$15 and NT$25. Under the applicable law, the Company can buy back, in the aggregate, up to 5% of the outstanding Common Shares.

The Travelers Insurance Group Inc. ("Travelers Insurance") and certain of its affiliates have proposed, subject to the satisfaction of certain conditions, to acquire 15% (on a fully diluted basis) of each of the Company and four of the Fubon Group financial services companies, for a total investment, including cash and assets, by affiliates of Travelers Insurance of approximately NT$25.33 billion (U.S.$817.24 million, based on the July 19, 2000 exchange rate of U.S.$1.00=NT$30.99), and an investment in the Company of approximately NT$8.42 billion (U.S.$271.75 million, based on the July 19, 2000 exchange rate of U.S. $1 = NT$30.99). In addition, Travelers Insurance and the Company intend to establish a strategic alliance in Taiwan, and Travelers Insurance, the Company and Fubon Life Assurance Co., Ltd. intend to enter into a regional cooperation agreement upon the closing of the Offering, which will cover certain aspects of their property and casualty insurance and life insurance operations in Singapore, Indonesia, Thailand, Malaysia, the Republic of the Philippines and the People's Republic of China (including Hong Kong). This Offering is part of a proposed alliance between Travelers Insurance and the Company.

THE OFFERING

The Issuer:	Fubon Insurance Co., Ltd., a company incorporated under the laws of the Republic of China.
Securities Offered:	Global Depositary Shares, or GDSs, each representing ten (10) Common Shares.
Aggregate Offering Amount:	31,500,000 GDSs, representing 315,000,000 Common Shares.
Offering Price:	U.S.$8.73 (NT$270.60) per GDS, equivalent to U.S.$0.87 (NT$27.06) per Common Share. The price per GDS in the Offering represents a substantial premium to recent trading prices of the Common Shares on the Taiwan Stock Exchange. See "Market Price Information."
Common Shares Authorized:	2,500,000,000 shares
Common Shares Outstanding:	Prior to the Offering: 1,759,776,471 shares (as of November 10, 2000)
	After the Offering: 2,074,776,471 shares
Use of Proceeds:	The net proceeds of the Offering will be used for marketing, working capital and general corporate purposes.
Dividends:	In May 2000, the Company declared a cash and stock dividend with respect to its Common Shares. This dividend, which was paid in August 2000, consisted of NT$1.30 per share, in cash, plus a stock dividend of 0.02 Common Share per share. Purchasers of GDSs in the Offering will not be entitled to receive this cash and stock dividend. For a description of the Company's dividend policy, see "Description of Share Capital."
Voting Rights:	The Common Shares underlying the GDSs offered hereby will have ordinary voting rights of one vote per share on all matters to be voted on by shareholders generally. See "Description of Share Capital – Voting Rights" and "Description of Global Depositary Shares – Voting Rights."
Restrictions on Resale:	GDSs offered outside the United States are being offered in reliance upon the exemption from registration afforded by Regulation S under the Securities Act, and GDSs offered in the United States are being offered in reliance on Section 4(2) of the Securities Act. **Please consult your own advisor as to whether you qualify for this Offering.**
	None of the GDSs offered hereby will be registered under the Securities Act or other applicable securities laws, and the certificates representing GDSs will contain a legend restricting the distribution, resale, transfer, pledge, hypothecation or other disposition of these securities unless and until such securities are registered under the Securities Act and/or other applicable securities laws and certain other conditions are satisfied. The

	certificates representing GDSs will contain a legend restricting transfer unless and until the securities are registered under the Securities Act and other applicable state and foreign securities laws or we receive an opinion of counsel that registration is not required under the Securities Act and such other laws.
Selling Agent	Salomon Smith Barney will serve as the Selling Agent in connection with the Offering. The Selling Agent will not be obligated to purchase any GDSs not sold in connection with the Offering.
Settlement of GDSs:	No arrangements have been made to render the GDSs eligible for inclusion in any clearing system, and no arrangements therefor may be made without the consent of Travelers Insurance. On or prior to the closing of this Offering, the Company will have deposited the Common Shares (or a certificate of payment representing such Common Shares) underlying the GDSs with Citibank, Taipei, as custodian for Citibank N.A., the depositary. Delivery of GDRs representing GDSs in definitive certificated form, against the payment therefor in immediately available, U.S. dollar-denominated funds, is expected to occur on or about November 16, 2000. For more details about the procedure for settlement of GDSs, see "Description of Global Depositary Shares – Settlement and Safekeeping."
Trading Markets:	The Common Shares of the Company have been traded on the Taiwan Stock Exchange since 1993. The GDSs sold in the Offering will not be listed for trading on any securities exchange. In addition, according to the laws and regulations of the Republic of China, the holders of GDSs will be unable to withdraw Common Shares during a lock-up period of three months following the closing of the Offering.

MARKET PRICE INFORMATION

The Company's Common Shares have been listed on the Taiwan Stock Exchange since 1993. The table below sets forth, for the periods indicated, the high and low closing prices and the average volume of trading activity on the Taiwan Stock Exchange for the Common Shares and the highest and lowest of the daily closing values of the Taiwan Stock Exchange Index. On November 4, 2000, the closing price of the Company's Common Shares on the Taiwan Stock Exchange was NT$20 per share.

		Actual Closing Price per Share (2)		Average Daily Trading Volume	Taiwan Stock Exchange Index	
Year	Quarter	High (NT$)	Low (NT$)	(in thousands of shares)	High	Low
1998	First Quarter	74	61	9,859	9378.52	7373.14
	Second Quarter	74	58	5,940	9337.61	7073.22
	Third Quarter	50.5	32.5	5,022	8116.57	6219.89
	Fourth Quarter	41.4	33	10,613	7488.43	6384.66
1999	First Quarter	36.1	26.7	8,058	7133.03	5422.66
	Second Quarter	42.2	31.8	14,358	8661.39	6875.67
	Third Quarter	33.8	24.2	3,572	8710.71	6771.75
	Fourth Quarter	28.6	23.9	4,077	8480.5	7261.31
2000	First Quarter	39.5	25.7	11,971	10393.59	8250.06
	Second Quarter	34.2	24	7,483	10328.98	8050.02
	Third Quarter	28	16.7	4,401	8643.21	6155.65
	Fourth Quarter (through November 4, 2000)	21.5	17.1	6,491	6425.69	5074.44

(1) Source: Taiwan Stock Exchange Statistical Data 1998-2000, TSE.
(2) Stock prices have not been retroactively adjusted for stock dividends paid by the Company.

As of September 30, 2000, there were approximately 84,144 holders of record of shares of Common Shares. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices of listed securities and there are currently limits on the range of daily price movements. For more information about the Taiwan Stock Exchange, see "The Securities Markets of the Republic of China."

THE COMPANY

The following is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Memorandum.

Introduction

The Company was incorporated on April 17, 1961 under the laws of the Republic of China, with the purpose of engaging in the business of property and casualty insurance. The Company believes that it is the leading property and casualty insurer in Taiwan. The Company's Common Shares were listed for trading on the Taiwan Stock Exchange in 1993. The Company presently underwrites a variety of insurance lines, including fire insurance, motor insurance, marine cargo insurance, marine hull and fishing vessel insurance, aviation insurance, engineering insurance, and a variety of lines of liability insurance. The Company's recently established Safety & Loss Control Department provides customers with loss prevention advisory services, and its company-wide claims operational system received ISO 9002 certification in 1999. For the year ended December 31, 1999 and the year ended December 31, 1998, the Company's net earned premiums were NT$8,184 million and NT$6,940 million, underwriting profits were NT$787 million and NT$654 million, the net income of the Company was NT $2,602 million and NT$1,342 million, the total assets of the Company were NT$61,119 million and NT$53,535 million, and the stockholders' equity was NT$31,969 million and NT$29,875 million, respectively. For the six months ended June 30, 2000, the total net income of the Company was NT$1,940 million.

The Company is a full-service property and casualty insurer, and is part of the Fubon Group (the "Fubon Group"), which is a comprehensive financial services conglomerate in Taiwan. The Fubon Group consists of multiple publicly and privately held companies, and offers Taiwan's most complete line of financial products and services, such as investment consulting, securities, securities financing, investment trust, venture capital and futures investment. The Fubon Group also provides banking, life insurance, investment and construction-related services, thus responding to the diverse needs of the business community.

Principal Strengths

The Fubon Group has grown through its integrated marketing strategies, including the provision of complementary, interdisciplinary financial services, and the sharing of professional talent and other internal resources among the companies within the Fubon Group. As part of the Fubon Group, the Company believes that it has competitive advantages stemming from a high degree of cooperation within the Fubon Group and recognition of its strengths. With the continued support of the Fubon Group, the Company believes that it can maintain its leadership position in the evolving property and casualty insurance industry in Taiwan and expand its operations to other countries in Asia. In addition, the Company's high management proficiency and high personnel productivity should allow it to maintain strong profitability and balanced growth throughout the economic cycle.

Business Strategy

The Company's long-term goal is to maintain and enhance its position as the premier property and casualty insurance company in Taiwan and to maximize the returns from funds available for investments. In particular, the Company focuses on the following goals:

- *Strengthening market share* – the Company intends to strengthen its market share by continuing to focus on product lines with higher growth potential such as liability and engineering insurance. The

Company also expects market share growth from industry consolidation resulting from the deregulation of the Republic of China property and casualty insurance industry, in which smaller competitors are expected to be forced to exit or be merged with larger, better capitalized firms such as the Company. The Company expects to be one of the main beneficiaries of deregulation in the industry due to its long-standing market position and superior capitalization.

- *Maintaining below industry average loss and combined ratios* – the Company plans to ensure that its increasing market share translates directly into underwriting profits by continuing to maintain and improve its below industry average loss and combined ratios. The Company believes that its experienced actuarial team and prudent underwriting criteria allow the Company to identify higher quality risks and to price underwriting business accurately.

- *Increasing focus on effective longer-term investments* – as funds available for investments of the Company increase, the Company's investment strategy is to maintain sufficient investments in short-term assets to meet liquidity needs and the short-term nature of its policies, and to increase the amount of longer-term investments to enhance its longer-term returns.

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of information relating to the Company's share capital including brief summaries of the relevant provisions of the Company's articles of incorporation, the Republic of China Securities and Exchange Law and the Republic of China Company Law.

General

As of November 10, 2000, the Company's authorized and paid-in share capital was NT$17,597,764,710, divided into 1,759,776,471 Common Shares, all of which are issued and outstanding and in registered form. The Company's outstanding shares are held by public shareholders and other investors in Taiwan. The Company does not have any equity in the form of preferred shares, convertible bonds or otherwise outstanding as of the date of this Memorandum.

Dividends and Distributions

The Company is not permitted to distribute dividends or make other distributions to shareholders in any year in which it does not record net income. The Republic of China Company Law also requires that 10% of the Company's annual net income, less prior years' losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals the Company's paid-in capital. In addition, the Company's articles of incorporation provide that the remaining portion of the net income, less prior years' losses, outstanding taxes, the legal reserve and any special reserve, will be distributed as dividends and bonuses, in the manner and amount resolved at the meeting of the Company's shareholders; provided, that (1) 1% to 5% of the distributable earnings shall be distributed as employee bonuses and (2) 50% to 100% of the distributable earnings shall be distributed as dividends, divided into 0% to 30% of stock dividend and 70% to 100% cash dividend.

At each annual ordinary shareholders' meeting, the Company's board of directors submits to the shareholders for their approval any proposal for the distribution of a dividend or the making of any other distribution to shareholders from net income of the Company to the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting.

The Company is not permitted to distribute dividends and bonuses if the Company does not generate profit. However, in that case, under the Republic of China Company Law and the Company's articles of incorporation, if (1) the legal reserve of the Company exceeds 50% of its paid-in capital or (2) the amount of such legal reserve and special reserve in any year exceeds 20% of net income, the Company may use the excess amount to distribute dividends and bonuses. In addition, the Company is also permitted to make distributions to its shareholders of additional Common Shares by capitalizing reserves (including the legal reserve and any surplus reserve or capital surplus). However, amounts payable by capitalizing the Company's legal reserve are limited to 50% of the total accumulated legal reserve and this capitalization can only be effected when the accumulated legal reserve exceeds 50% of paid-in capital of the Company.

Changes in Share Capital

Under the Republic of China Company Law, any change in authorized share capital of the Company requires an amendment to its articles of incorporation, which in turn requires approval at the

meeting of the Company's shareholders. Authorized but unissued Common Shares may be issued, subject to applicable Republic of China law, upon terms as the Company's board of directors may determine.

Preemptive Rights

Under the Republic of China Company Law, when the Company issues new shares for cash, existing shareholders who are listed on the shareholders' register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while the Company's employees, whether or not they are existing shareholders, have a similar right to subscribe for such shares. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered to the public or privately placed by the Company.

In addition, in accordance with the Republic of China Securities and Exchange Law, a public company that intends to offer new shares for cash must conduct a public offering of at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders' meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

Meetings of Shareholders

The Company is required by the Republic of China Company law and its articles of incorporation to hold an ordinary meeting of its shareholders within six months following the end of each fiscal year. These meetings are generally held in Taipei, Taiwan. Extraordinary shareholders' meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Extraordinary shareholders' meetings may also be convened by a supervisor. Notice in writing of ordinary meetings of shareholders, stating the place, time and agenda must be dispatched to each shareholder at least 20 days, in the case of ordinary meetings, and 10 days, in the case of extraordinary meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a shareholders' meeting constitutes a quorum for meetings of shareholders.

Voting Rights

The Company's articles of incorporation provide that a holder of Common Shares has one vote for each Common Share, except that a holder of more than 3% of the total outstanding common shares will be discounted by 5% of that portion of the holding in excess of 3%. The Company's articles of incorporation also provide for cumulative voting for the election of directors and supervisors.

In general, a resolution can be adopted by the holders of at least a majority of the Common Shares represented at a shareholders' meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the Republic of China Company Law, the approval by at least a majority of the Common Shares represented at a shareholders' meeting in which a quorum of at least two-thirds of all issued and outstanding Common Shares are represented is required for major corporate actions, including:

- amendment to the Company's articles of incorporation;
- transfer of the whole or substantial part of the Company's business or assets;

- execute, amend or terminate any contract that leases the Company's whole business, mandates the Company's operation to other persons, or operates frequently the business for the joint interest of the Company and other persons;

- taking over of the whole of the business or assets of any other company which would have a significant impact on the Company's operations; and

- distribution of any share dividend.

In case of a dissolution or amalgamation, approval by a majority of the Common Shares represented at a shareholders' meeting in which a quorum of at least three-fourths of all issued and outstanding Common Shares are represented is required. Alternatively, the Republic of China Company Law provides that in the case of a public company, such as the Company, a resolution may be adopted by the holders of at least two-thirds (or three-fourths in case of dissolution or amalgamation) of the common shares represented at a meeting of shareholders at which holders of at least a majority of issued and outstanding common shares are present.

A shareholder may be represented at an ordinary or extraordinary meeting by proxy if a valid proxy form is delivered to the Company five days before the commencement of the ordinary or extraordinary shareholders' meeting. Except for trust enterprises, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of the total issued common shares, the votes of those shareholders in excess of 3% of the outstanding common shares shall not be counted.

Holders of GDSs may exercise voting rights with respect to the underlying common shares in the manner as described in "Description of Depositary Global Receipts – Voting Rights."

Register of Shareholders and Record Dates

The Company's share registrar, Fubon Securities Co., Ltd., maintains its register of shareholders at its offices in Taipei, Taiwan, and enters transfers of Common Shares in its register upon presentation of, among other documents, certificates representing the Common Shares transferred. Under the Republic of China Company Law and the Company's articles of incorporation, the Company may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order to determine the shareholders and pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

- ordinary shareholders' meeting – one month;

- extraordinary shareholders' meeting – fifteen days; and

- relevant record date – five days.

Annual Financial Statements

At least ten days before the annual ordinary shareholders' meeting, the Company's annual financial statements must be available at its principal office in Taipei, Taiwan for inspection by the shareholders.

Transfer of Common Shares

The transfer of Common Shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders' rights against the Company, the transferee must have his name and address registered on the Company's register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with the Company. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

Repurchase of Common Shares by the Company

With minor exceptions, the Company cannot acquire its own Common Shares. Under the Republic of China Company Law, any Common Shares so acquired must be sold at the current market price within six months after their acquisition by the Company.

In addition, under the Republic of China Securities and Exchange Law, as amended on June 30, 2000 by the Legislative Yuan, which became effective on July 11, 2000, a company whose shares are listed on the Taiwan Stock Exchange or traded on the Over-the-Counter Securities Exchange may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Republic of China and Futures Commission, purchase its shares for the following purposes on the Taiwan Stock Exchange or the Over-the-Counter Exchange or by a tender offer:

(1) for transfers of shares to the employees of such company;

(2) for conversion into shares from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates or warrants issued by such company; and

(3) for maintaining its credit and its shareholders' equity, provided that the shares so purchased shall be cancelled thereafter.

The total shares purchased by a company may not exceed 10% of its total issued and outstanding shares. However, subject further to the Republic of China Insurance Law, the Company, as an insurance company, may not buy back more than 5% of its total issued and outstanding shares. In addition, the total amount for purchase of the shares shall not exceed the aggregate amount of the retained earnings, the premium from shares issues and the realized portion of the capital reserve.

The shares purchased by a company pursuant to items (1) and (2) above shall be transferred to the intended transferees within three years after the purchase, otherwise the same shall be cancelled. For the shares to be cancelled pursuant to item (3) above, a company must complete amendment registration for such cancellation within six months after the purchase.

The shares purchased by a company shall not be pledged or hypothecated. In addition, such company may not exercise any shareholders' rights attaching to these shares. Such company's affiliates (as defined in Article 369-1 of the Republic of China Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling the shares of a company held by them during the purchase period of such shares reported by such company to the Republic of China Securities and Futures Commission.

Liquidation Rights

In the event of liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the Republic of China Company law and the Company's articles of incorporation.

Substantial Shareholders and Transfer Restrictions

The Republic of China Securities and Exchange Law currently requires that (1) each director, supervisor, manager or substantial shareholder (*i.e.,* shareholder who, together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person's shareholding to the issuer of the shares, and (2) each director, supervisor, manager or substantial shareholder holding such common shares for more than a three month period to report his or her intent to transfer any shares listed on the Taiwan Stock Exchange or traded on the Over-the-Counter Securities Market to the Republic of China Securities and Futures Commission at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares.

In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange by any person subject to the restrictions described above on any given day may not exceed:

- 0.5% of the outstanding shares of a company, in case of such company with no more than 30 million outstanding shares; or
- 0.5% of 30 million shares plus 0.25% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or
- in any case, 10% of the average trading volume (number of shares) on the Taiwan Stock Exchange for the ten consecutive trading days preceding the reporting date on which day the director, supervisor, manager or substantial shareholder reports the intended share transfer to the Republic of China Securities and Futures Commission.

These restrictions do not apply to sales or transfers of the Company's GDSs.

DESCRIPTION OF GLOBAL DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the Global Depositary Shares, or "GDSs." Citibank's depositary offices in New York are located at 111 Wall Street, New York, New York 10005. Citibank's depositary offices in London are located at Cottons Centre, Hays Lane, London SE1 2QT, England. Restricted and Regulation S Global Depositary Shares are referred to as "Restricted GDSs" and "Regulation S GDSs," respectively. In this summary the Company intends to use the term "GDSs" to refer to both the Restricted GDSs and to the Regulation S GDSs. Unless otherwise stated, you should assume that the term "GDSs" encompasses both Restricted GDSs and Regulation S GDSs. GDSs are represented by certificates that are commonly known as "Global Depositary Receipts" or "GDRs." The GDSs the Company is selling in United States are referred to and will be issued as Restricted GDS and the GDSs the Company is selling outside the United States are referred to and will be issued as the Regulation S GDSs. GDSs represent ownership interests in securities that are on deposit with the depositary.

The depositary has appointed a custodian to safe keep the securities on deposit. In this case, the custodian is Citibank, N.A., Taipei Branch, having its principal office at Citicorp Center, 52, Min Sheng East Road, Section 4, Taipei, the Republic of China.

The Company has appointed Citibank as depositary pursuant to two separate deposit agreements, one for the Restricted GDSs (the "restricted deposit agreement") and one for the Regulation S GDSs (the "Regulation S deposit agreement"). A copy of the deposit agreements may be obtained from the depositary. This is a summary description of the material terms of the GDSs and of your material rights as an owner of GDSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of GDSs will be determined by reference to the terms of the applicable deposit agreement and not by this summary. The Company urges you to review the deposit agreements in their entirety.

For a period of 90 days, each GDS will represent an undivided interest in a certificate of payment the Company has issued to represent the irrevocable right to receive definitive common shares from the Company at the expiration of such period. Each GDS will during such period, represent an interest in the certificate of payment representing the right to receive ten (10) Common Shares from the Company at the end of such period. After such period, each GDS will represent, the right to receive ten (10) Common Shares on deposit with the custodian. A GDS will also represent the right to receive any other property received by the depositary or the custodian on behalf of the owner of the GDS but that has not been distributed to the owners of GDSs because of legal restrictions or practical considerations.

If you become an owner of GDSs, you will become a party to the applicable deposit agreement and therefore will be bound to its terms and to the terms of the GDR that represents your GDSs. The deposit agreement and the GDR specify the Company's rights and obligations as well as your rights and obligations as owner of GDSs and those of the depositary. As a GDS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreements and the GDRs are governed by New York law. However, the Company's obligations to the holders of the Common Shares will continue to be governed by the laws of the Republic of China, which may be different from the laws in the United States, Hong Kong or other jurisdictions.

When the Company refers to "you," the Company assumes the reader owns GDSs and will own GDSs at the relevant time. When the Company refers to a "holder" the Company assumes the person owns GDSs and such person's agent (*i.e.*, broker, custodian, bank, trust company) is the holder of the applicable GDR.

Distinctions between "Restricted GDSs" and "Regulation S GDSs"

The Restricted GDSs and the Regulation S GDSs are similar in many ways but are different primarily on account of the requirements of the U.S. securities laws and certain contractual limitations. The Restricted GDSs are "restricted securities" under the U.S. securities laws and as such are subject to limitations on their issuance, transfer and cancellation. The Regulation S GDSs are not *per se* "restricted securities" under the U.S. securities laws, but the Company has imposed certain contractual restrictions on the Regulation S GDSs in an effort to prevent the transfer of Regulation S GDSs in violation of the U.S. securities laws. The restrictions the Company imposes on the Regulation S GDSs will be in place for a period of 40 days after the Company closes the offering of the Regulation S GDSs described in this Information Memorandum.

These distinctions and the requirements of the U.S. securities laws may require the Company and the depositary to treat the Regulation S GDSs and the Restricted GDSs differently at any time in the future. There can be no guarantee that holders of Restricted GDSs will receive the same entitlements as holders of Regulation S GDSs and *vice versa.* Please refer to the applicable deposit agreements to determine your rights as GDS owner. A copy of the deposit agreement is available from the depositary upon request.

Settlement and Safekeeping

The Company and the depositary have not made arrangements for the GDSs to be eligible in any clearing system and no such arrangements may be made without the consent of Travelers Insurance. Definitive GDRs will be printed to represent the applicable GDSs and will be delivered to the applicable GDS owners.

Transfer Restrictions

The GDSs may be resold, pledged or otherwise transferred only in compliance with the U.S. securities laws. The transfer limitations applicable to the Regulation S GDSs and the Restricted GDSs are described in the legends set forth below. Prior to transfer of your GDSs, you will be asked by the depositary to provide certifications confirming the appropriateness of the transfer under applicable law and the deposit agreements. A form of the transfer certifications is attached to the deposit agreements and is available from the depositary upon request.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions the Company makes on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreements in proportion to the number of GDSs held as of a specified record date.

Distributions of Cash

Whenever the Company makes a cash distribution for the securities on deposit with the custodian, the Company will notify the depositary and deposit the funds with the custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Republic of China laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreements. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Common Shares

Whenever the Company makes a free distribution of the Common Shares for the securities on deposit with the custodian, the Company will notify the depositary and deposit the applicable number of Common Shares with the custodian. Upon receipt of notice of such deposit, the depositary will either distribute to holders new GDSs representing the Common Shares deposited or modify the GDS-to-shares ratio, in which case each GDS you hold will represent rights and interests in the additional Common Shares so deposited. Only whole new GDSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new GDSs or the modification of the GDS-to-shares ratio upon a distribution of Common Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreements. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Common Shares so distributed.

No such distribution of new GDSs will be made if it would violate U.S. law (*i.e.*, the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new GDSs as described above, it will use its best efforts to sell the Common Shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever the Company intends to distribute rights to purchase additional Common Shares, it will give prior notice to the depositary and it will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional GDSs to holders.

The depositary will establish procedures to distribute rights to purchase additional GDSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of GDSs, and if the Company provides all of the documentation contemplated in the applicable deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new GDSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Common Shares other than in the form of GDSs.

The depositary will *not* distribute the rights to you if:

- The Company fails to deliver satisfactory documents to the depositary; or
- It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever the Company intends to distribute a dividend payable at the election of shareholders either in cash or in additional Common Shares, the Company will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, the Company will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if the Company has provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional GDSs, in each case as described in the deposit agreements.

If the election is not made available to you, you will receive either cash or additional GDSs, depending on what a shareholder in the Republic of China would receive upon failing to make an election, as more fully described in the corresponding deposit agreement.

Other Distributions

Whenever the Company intends to distribute property other than cash, Common Shares or rights to purchase additional Common Shares, the Company will notify the depositary in advance and will indicate whether the Company wishes such distribution to be made to you. If so, the Company will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if the Company provides all of the documentation contemplated in the deposit agreements, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will *not* distribute the property to you and will sell the property if:

- The Company does not request that the property be distributed to you or if we ask that the property not be distributed to you; or
- The Company does not deliver satisfactory documents to the depositary; or
- The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting the Common Shares

The Common Shares held on deposit for your GDSs are subject to change from time to time. For example, there may be a split-up, cancellation, consolidation or reclassification of such Common Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your GDSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Common Shares held on deposit.

The depositary may in such circumstances deliver new GDSs to you or call for the exchange of your existing GDSs for new GDSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of GDSs upon Deposit of Common Shares

Subject to the terms of the applicable deposit agreements and the requirements of Republic of China law, the depositary may create GDSs on your behalf if you or your broker deposit Common Shares with the custodian. The depositary will deliver these GDSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Common Shares to the custodian and you provide the applicable deposit certification. Your ability to deposit Common Shares and receive GDSs may be limited by U.S. and the Republic of China legal considerations applicable at the time of deposit.

Under the laws of the Republic of China, as in effect currently, the depositary shall not increase the size of the GDS issuance or re-issue GDSs without specific approval of the Republic of China Securities and Futures Commission, except for the following:

- the distribution of share dividends or other free distribution of shares, or
- the exercise of preemptive rights on the part of GDS holders at the time of an offering by the Company for cash, or
- the GDSs are redeemed and the Common Shares underlying such redeemed GDSs are sold, then bought back from the domestic market by the holders of GDSs or by the depositary delegated by the holders of GDSs, within the scope of such sold Common Shares and delivered to the custodian, the depositary may, subject to the laws and regulations of Republic of China and in accordance with the provisions of the depositary agreement and the custodian agreement, within the scope of such sold Common Shares re-issue the GDRs.

Please note that the laws of the Republic of China may change from time to time. Future changes of the Republic of China law may adversely affect your ability to deposit Common Shares.

The issuance of GDSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Common Shares have been duly transferred to the custodian. The depositary will only issue GDSs in whole numbers.

When you make a deposit of Common Shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

- The Common Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.
- All preemptive (and similar) rights, if any, with respect to such Common Shares have been validly waived or exercised.
- You are duly authorized to deposit the Common Shares.
- The Common Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim.

- The Common Shares presented for deposit have not been stripped of any rights or entitlements.
- The Common Shares deposited in the Regulation S GDR facility are not, and the Regulation S GDSs issued upon deposit will not be, "restricted securities" (under the Securities Act).

If any of the representations or warranties are incorrect in any way, the Company and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

When you deposit Common Shares to receive GDSs, you will be required to provide the depositary with a deposit certification confirming the appropriateness of the deposit under law and the terms of the deposit agreement. The deposit certifications for the Regulation S GDSs are quite different from the deposit certifications required for Restricted GDSs. A copy of the form of deposit certifications for the GDSs is attached to the applicable deposit agreements and may be obtained from the depositary upon request.

Withdrawal of Common Shares Upon Cancellation of GDSs

As a holder, you will be entitled to present your GDSs to the depositary for cancellation and then receive the corresponding number of underlying Common Shares at the custodian's offices. Your ability to withdraw the Common Shares may be limited by U.S. and the Republic of China law considerations applicable at the time of withdrawal. Under the applicable laws and regulations of the Republic of China, the holders of the GDSs may not withdraw the Common Shares represented by the GDSs during a three-months lock-up period following the closing of the Offering. In order to withdraw the Common Shares represented by your GDSs, you will be required to pay to the depositary the fees for cancellation of GDSs and any charges and taxes payable upon the transfer of the Common Shares being withdrawn and you will be required to provide to the depositary the applicable withdrawal certification. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the GDSs will not have any rights under the corresponding deposit agreement.

Under current Republic of China law, any person withdrawing Common Shares from the GDR facilities will be required to appoint an eligible agent in the Republic of China to open a securities trading account with the approval of the Taiwan Stock Exchange and a related bank account. Without such appointment, you will not be able to hold or sell the Common Shares in the Republic of China. The laws of the Republic of China may change from time to time. Future changes of the Republic of China law may adversely affect your ability to withdraw Common Shares.

Until such time as the Company delivers Common Shares to the depositary in satisfaction of the Company's obligation under the certificate of payment, your GDSs will represent an undivided interest in a certificate of payment. You will be able to withdraw Common Shares upon cancellation of your GDS only after the Company has delivered Common Shares to the depositary in satisfaction of the certificate of payment.

If you hold a GDR registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your GDSs. The withdrawal of the Common Shares represented by your GDSs may be delayed until the depositary receives satisfactory evidence of compliance with all

applicable laws and regulations. Please keep in mind that the depositary will only accept GDSs for cancellation that represent a whole number of securities on deposit.

The deposit agreements may not be modified to impair your right to withdraw the securities represented by your GDSs except to comply with mandatory provisions of law.

When you request the withdrawal of the Common Shares represented by your Restricted GDSs, you will be required to provide the depositary with a withdrawal certification confirming the appropriateness of the withdrawal under law and the terms of the applicable deposit agreement. The withdrawal certifications for the Regulation S GDSs are quite different from those for the Restricted GDSs. A form of the withdrawal certifications is attached to the applicable deposit agreements and can be obtained from the depositary upon request.

Anyone withdrawing Common Shares from the GDR facilities will be asked to certify the following information to the Company and the Depositary so as to enable the Company to comply with certain Republic of China reporting obligations:

- whether or not you are one of the Company's "Related Persons" (as defined below),
- the number of Common Shares and GDSs you will own after the withdrawal of Common Shares,
- that you are or represent the beneficial owner of the GDSs presented to the depositary for the purpose of withdrawing Common Shares, and
- the name, address and nationality of the beneficial owner of the GDSs presented for cancellation and withdrawal of Common Shares.

Voting Rights

As a GDSs owner, you generally have the right under the deposit agreements to instruct the depositary to exercise the voting rights for the Common Shares represented by your GDSs. For a description of the voting rights of holders of Common Shares, see "Description of Share Capital – Voting Rights."

Under the Company's Articles of Incorporation and Republic of China Company Law and related regulations, the right of shareholders to vote Common Shares is subject to the following:

- the number of votes holders of more than 3% of the outstanding Common Shares can exercise is discounted by 5% of the number of Common Shares hold in excess of 3%,
- the election of directors and supervisor takes place by means of cumulative voting,
- shareholders cannot split their voting rights (other than in an election of directors and supervisors) and must vote all Common Shares held in the same manner.

At the Company's request, the depositary will distribute to you any notice of shareholders' meeting timely received from the Company together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by GDSs.

Holders of GDSs will not have individual voting rights with respect to the Common Shares represented as the depositary as record holder of those Common Shares must vote all Common Shares in GDR facility in he same manner.

If the depositary timely receives voting instructions from an owner of GDSs, it will endeavor to vote the securities represented by the owner's GDSs in accordance with such voting instructions and the terms of the applicable deposit agreement.

If holders of GDSs in any GDR facility together vote at least a majority all GDSs outstanding in the same manner, the depositary shall take the actions necessary to appoint a representative of the depositary and the holders of GDSs to attend the shareholders meeting with authority and instruction to vote all Common Shares held in the GDR facility in accordance with the instructions of the majority of the GDSs holders.

If holders of GDSs in any GDR facility together do not vote at least a majority of all GDSs outstanding in the same manner for any reason, other than the Company's failure to timely provide the depositary with the requisite information about the shareholders' meeting, the depositary shall on the basis of deemed instructions of holders of GDSs under the terms of the applicable deposit agreement, give a discretionary proxy to the representative designated by Travelers Insurance to vote all Common Shares held in the GDR facility in his/her discretion. The manner in which the discretionary proxy is voted may not be in the interest of GDS holders. The ability of the depositary to grant the discretionary proxy in the circumstances described above is subject to the depositary receiving an opinion of counsel addressing the legality and potential liability of so acting.

The depositary shall, to the extent not prohibited by Republic of China law, make an independent determination of voting instructions received from for each GDR facility, and as a result the voting instructions of holders of Restricted GDSs should not affect the voting rights of holders of Regulation S GDSs, and *vice versa*.

The Company cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As a GDS holder, you will be required to pay the following service fees to the depositary:

	Service	Fees
•	Issuance of GDSs	Up to U.S.5¢ per GDS issued
•	Cancellation of GDSs	No fees
•	Distribution of GDSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S.5¢ per GDS issued
•	Distribution of cash dividends or	Up to U.S.2¢ per GDS held

other cash distributions

- Transfer of GDRs — U.S.$1.50 per certificate presented for transfer

As a GDS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

- Fees for the delivery, transfer and registration of the Common Shares charged by the registrar and transfer agent for the Common Shares in the Republic of China (*i.e.*, upon deposit and withdrawal of Common Shares).
- Expenses incurred for converting foreign currency into U.S. dollars and in complying with exchange control regulations.
- Expenses for cable, telex and fax transmissions and for delivery of securities.
- Taxes and duties upon the transfer of securities (*i.e.*, when Common Shares are deposited or withdrawn from deposit).

The Company has agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by the Company and by the depositary. You will receive prior notice of such changes.

Amendments and Termination

The Company may agree with the depositary to modify the Regulation S deposit agreement at any time without the consent of holders of Regulation S GDSs. The Company undertakes to give holders of Regulation S GDSs 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the Regulation S deposit agreement. The Company will not consider to be materially prejudicial to substantial rights any modifications or supplements that are reasonably necessary for the Regulation S GDSs to be registered under the Securities Act, in each case without imposing or increasing the fees and charges you are required to pay. You will be bound by the modifications to the Regulation S deposit agreement if you continue to hold your Regulation S GDSs after the modifications to the applicable deposit agreements become effective.

The Company may agree with the depositary to modify the restricted deposit agreement at ay time but only (i) upon the expiration of thirty days' notice and (ii) if certain holders of restricted GDSs have not delivered a written notice of objection to such amendment to the depositary and to the Company prior to the expiration of the thirty days notice period.

The deposit agreement cannot be amended to prevent you from withdrawing the Common Shares represented by your GDSs (except as permitted by law). The Company may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

The Company has the right to direct the depositary to terminate the deposit agreements. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreements. In either case, the depositary must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

- for a period of six months after termination, you will be able to request the cancellation of your GDSs and the withdrawal of the Common Shares represented by your GDSs and the delivery of all other property held by the depositary in respect of those Common Shares on the same terms as prior to the termination. During such six months' period the depositary will continue to collect all distributions received on the Common Shares on deposit (*i.e.*, dividends) but will not distribute any such property to you until you request the cancellation of your GDSs.

- After the expiration of such six months' period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of GDSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of GDSs still outstanding.

Books of Depositary

The depositary will maintain GDS holder records at its depositary office. You may inspect such records at such office at reasonable times but solely for the purpose of communicating with other holders in the interest of business matters relating to the GDSs and the deposit agreements.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of GDRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits the Company's obligations and the depositary's obligations to you. Please note the following:

- The Company and the depositary are obligated only to take the actions specifically stated in the deposit agreements without negligence or bad faith.

- The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreements.

- The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on the Company's behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Common Shares, for the validity or worth of the Common Shares, for any tax consequences that result from the ownership of GDSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreements, for the timeliness of any of the Company's notices or for the Company's failure to give notice.

- The Company and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreements.

- The Company and the depositary disclaim any liability if the Company is prevented or forbidden from acting on account of any law or regulation, any provision of the

Company's Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond the Company's control.

- The Company and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreements or in the Company's Articles of Association or in any provisions of securities on deposit.

- The Company and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Common Shares for deposit, any holder of GDSs or authorized representatives thereof, or any other person believed by either of the Company and the depositary in good faith to be competent to give such advice or information.

- The Company and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Common Shares but is not, under the terms of the deposit agreements, made available to you.

- The Company and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

- The Company and the depositary also disclaim any liability for consequential or punitive damages for any breach of the terms of the applicable deposit agreements.

Pre-Release Transactions

The depositary may, in certain circumstances, issue GDSs before receiving a deposit of Common Shares or release Common Shares before receiving GDSs for cancellation. These transactions are commonly referred to as "pre-release transactions." The deposit agreements limit the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (*i.e.*, the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

The depositary may, in certain circumstances, cause the Common Shares represented by GDSs to be sold in the Republic of China before receiving the GDR that represents such GDSs for cancellation. The transactions are referred to as "pre-cancellation sales". The deposit agreements limit the aggregate size of pre-cancellation sales transactions and imposes a number of restrictions on such transactions (i.e. the collateral to be received and the representations required from the brokers). The depositary may retain compensation received from pre-cancellation sales transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the GDSs and the securities represented by the GDSs. The Company, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue GDSs, to deliver, transfer, split and combine GDRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary

and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify the Company, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreements. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

- Convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practicable.
- Distribute the foreign currency to holders for whom the distribution is lawful and practicable.
- Hold the foreign currency (without liability for interest) for the applicable holders.

Legends

The Restricted GDR(s) issued to represent the Restricted GDSs offered for sale herein shall contain, and all owners of Restricted GDSs shall be bound by the terms of, the following legend:

NEITHER THIS RESTRICTED GDR, NOR THE RESTRICTED GDSs EVIDENCED HEREBY, NOR THE COMMON SHARES REPRESENTED THEREBY HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THIS RESTRICTED GDR, THE RESTRICTED GDSs EVIDENCED HEREBY AND THE COMMON SHARES REPRESENTED THEREBY EACH IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS. THE HOLDERS AND THE BENEFICIAL OWNERS HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS RESTRICTED GDR AND THE RESTRICTED GDSs EVIDENCED HEREBY, ACKNOWLEDGE THAT SUCH RESTRICTED GDR, THE RESTRICTED GDSs EVIDENCED HEREBY AND THE COMMON SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE FOR THE BENEFIT OF THE COMPANY AND THE DEPOSITARY THAT THIS RESTRICTED GDR, THE RESTRICTED GDSs EVIDENCED HEREBY AND THE COMMON SHARES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND ONLY (1)

OUTSIDE THE UNITED STATES TO A PERSON OTHER THAN A U.S. PERSON (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE SECURITIES ACT) IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT.

THE BENEFICIAL OWNER OF COMMON SHARES RECEIVED UPON CANCELLATION OF ANY RESTRICTED GDS MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH COMMON SHARES INTO ANY DEPOSITARY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH COMMON SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE COMMON SHARES OR THE RESTRICTED GDSs.

EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS RESTRICTED GDR OR A BENEFICIAL INTEREST IN THE RESTRICTED GDSs EVIDENCED HEREBY, AS THE CASE MAY BE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

The Regulation S GDR(s) issued to represent the Regulation S GDSs offered for sale herein shall contain, and all owners of Regulation S GDSs shall be bound by the terms of, the following legend:

NEITHER THIS REGULATION S GDR, NOR THE REGULATION S GDSs EVIDENCED HEREBY, NOR THE COMMON SHARES REPRESENTED THEREBY HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THIS REGULATION S GDR, THE REGULATION S GDSs EVIDENCED HEREBY AND THE COMMON SHARES REPRESENTED THEREBY EACH IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS. THE HOLDERS AND THE BENEFICIAL OWNERS HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS REGULATION S GDR AND THE REGULATION S GDSs EVIDENCED HEREBY, ACKNOWLEDGE THAT SUCH REGULATION S GDR, THE REGULATION S GDSs EVIDENCED HEREBY AND THE COMMON SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE FOR THE BENEFIT OF THE COMPANY AND THE DEPOSITARY THAT THIS REGULATION S GDR, THE REGULATION S GDSs EVIDENCED HEREBY AND THE COMMON SHARES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND, PRIOR TO THE EXPIRATION OF THE RESTRICTED PERIOD (DEFINED AS 40 DAYS AFTER THE LATER OF (I) THE COMMENCEMENT OF THE OFFERINGS OF (A) REGULATION S GDSs OUTSIDE THE UNITED STATES IN RELIANCE ON REGULATION S AND ANY OTHER APPLICABLE LAW IN TRANSACTION S EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND (B) RESTRICTED GDSs IN THE UNITED STATES TO QUALIFIED INSTITUTIONAL

BUYERS, AND (II) THE CLOSING DATE WITH RESPECT TO THE REGULATION S GDSs) ONLY (1) OUTSIDE THE UNITED STATES TO A PERSON OTHER THAN A U.S. PERSON (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE SECURITIES ACT) IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (2) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT;

UPON THE EXPIRATION OF THE RESTRICTED PERIOD, THIS REGULATION S GDR, THE REGULATION S GDSs EVIDENCED HEREBY AND THE COMMON SHARES REPRESENTED BY REGULATION S GDSs SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND, PROVIDED THAT AT THE TIME OF SUCH EXPIRATION THE OFFER AND SALE OF THE REGULATION S GDSs EVIDENCED HEREBY AND THE COMMON SHARES REPRESENTED THEREBY BY THE HOLDER THEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE, TERRITORY OR POSSESSION OF THE UNITED STATES.

EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS REGULATION S GDR OR A BENEFICIAL INTEREST IN THE REGULATION S GDSs EVIDENCED HEREBY, AS THE CASE MAY BE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

THE SECURITIES MARKETS OF THE REPUBLIC OF CHINA

The information provided in this section has been extracted from various government and other publicly available publications which have not been prepared or independently verified by the Company, the Selling Agent, the depositary or any of their respective affiliates or advisors in connection with this Offering. References to the Republic of China Securities and Futures Commission in this section include both the Republic of China Securities and Futures Commission and its predecessor, the Republic of China Securities and Exchange Commission.

In September 1960, the government established the Republic of China Securities and Exchange Commission to supervise and control all aspects of the domestic securities market and the Taiwan Stock Exchange was established soon thereafter. In the 1970s and the early 1980s, the government of the Republic of China implemented steps designed to upgrade the quality and importance of the Taiwan securities markets, such as encouraging listing on the Taiwan Stock Exchange and establishing an over-the-counter market (recently proposed to be renamed as TAISDAQ). In the mid-1980s, the government revised its laws and regulations to facilitate the gradual internationalization of the Taiwan securities markets. In 1997, the Republic of China Securities and Exchange Commission was renamed the Republic of China Securities and Futures Commission.

The Taiwan Stock Exchange

In 1961, the Republic of China Securities and Futures Commission, working with private interests, established the Taiwan Stock Exchange to provide a marketplace for securities trading. The Taiwan Stock Exchange is a corporation owned by government-controlled and private banks and enterprises. The Taiwan Stock Exchange is independent of entities transacting business through it, each of which pays a users fee. Subject to limited exceptions, all transactions in listed securities by brokers, traders and integrated securities firms (firms which are permitted to combine the activities of brokerage, dealing and underwriting) must be made through the Taiwan Stock Exchange.

The Taiwan Stock Exchange commenced operations in 1962 and during the remainder of the 1960s grew at a slow pace, largely due to lack of experience among issuers and investors and an unwillingness on the part of Taiwan businesses to offer their shares to the public. During the early 1980s, the Republic of China Securities and Futures Commission more actively encouraged new listings on the Taiwan Stock Exchange and the number of listed companies grew from 119 in 1983 to 462 by the end of 1999. As of October 20, 2000, the total market value of shares listed on the Taiwan Stock Exchange was approximately NT$8,470 billion.

The Republic of China Securities and Futures Commission promulgated regulations that would permit foreign issuers to list their equity securities directly on the Taiwan Stock Exchange or through the use of depositary receipts on the Taiwan Stock Exchange. To date, only one foreign issuer has been approved to list its securities on the Taiwan Stock Exchange in the form of depositary receipts and supranational institutions, such as the Asian Development Bank, have been approved to list their debt instruments on the Taiwan Stock Exchange. The Taiwan Stock Exchange established specific requirements for listing based on the company's number and distribution of shareholders, years in existence, capital, profitability and capital structure.

For a company to be listed, it must have been established for at least five fiscal years, have paid-in capital of at least NT$300.0 million for the latest two fiscal years and have at least 1,000 registered shareholders, including not fewer than 500 shareholders holding between 1,000 and 50,000 shares each. These 500 shareholders must together hold either at least 20% of the outstanding shares or at least 10

million shares. The company may not have an accumulated deficit for the previous fiscal year and the pre-tax net profit and operating profit levels of the company must meet any of the following requirements: (1) having exceeded 6% of paid-in capital for each of the previous two fiscal years or (2) having exceeded 6% in average of the paid-in capital for the previous two fiscal years with the profitability of the most recent fiscal year being superior than that of the preceding fiscal year or (3) having been no less than 3% of the paid-in capital for each of the previous five fiscal years. However, special listing criteria apply to high-tech companies and key businesses engaging in national economic development.

The Over-the-Counter Securities Market

To complement the Taiwan Stock Exchange, an over-the-counter market was established in September 1982 on the initiative of the Republic of China Securities and Futures Commission. In early 1988, the Republic of China Securities and Futures Commission promulgated regulations designed to encourage trading of unlisted securities of companies whose securities do not quality for listing on the Taiwan Stock Exchange. The over-the-counter market is currently limited to unlisted equity securities, bank and corporate bonds and debentures and government bonds. As of December 31, 1999, 264 public companies had offered their equity securities on the over-the-counter market. The value of all bonds outstanding in the over-the-counter market grew from approximately NT$76.0 billion at the end of 1983 to NT$1,161.3 billion on December 31, 1999.

Taiwan Stock Exchange Index

The Taiwan Stock Exchange Index is comparable to the Standard and Poor's Index in the United States and the Nikkei Stock Average in Japan. It is calculated on the basis of a wide selection of listed shares weighted according to the number of shares outstanding. The Taiwan Stock Exchange Index is compiled using the "Paasche Formula" by dividing the market value by the base day's total market value for the index shares. The Taiwan Stock Exchange Index is the oldest and most widely quoted market index in Taiwan.

The weighing of stocks in the index is fixed as long as the number of shares outstanding remains constant. When the total number of shares outstanding changes, the weight of each stock is adjusted. Stock splits and stock dividends are adjusted automatically. Cash dividends are not included in the calculation.

The following table sets forth, for the periods indicated, information relating to the Taiwan Stock Exchange Index.

		Trading Value			
Period	**Number of Listed Companies at Period End**	**(NT$ billions)**	**Index High**	**Index Low**	**Index at Period End**
1992	256	5,917.0	5,391.6	3,327.6	3,377.0
1993	285	9,070.5	6,070.5	3,135.5	6,070.5
1994	313	18,812.1	7,183.7	5,194.6	7,124.6
1995	347	10,151.5	7,051.4	4,503.3	5,173.7
1996	382	12,907.5	6,982.8	4,690.2	6,933.9
1997	404	31,241.1	10,116.8	6,820.3	8,187.2
1998	437	29,618.9	9,277.0	6,251.3	6,418.4
1999	462	29,291.5	8,608.9	5,475.0	8,448.8
2000 (through September 30)	525	26,076.0	10,202.2	6,185.1	6,185.1

Source: Status of Securities Listed on Taiwan Stock Exchange July 2000 - Taiwan Stock Exchange.

As indicated above, the performance of securities traded on the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility.

Price Limits, Commissions, Transaction Tax and Other Matters

Fluctuations in the price of securities traded on the Taiwan Stock Exchange or Over-the-Counter Securities Exchange are subject to a restriction of 7% above and below the previous day's closing price (or reference price set by the Taiwan Stock Exchange or the Over-the-Counter Securities Exchange if the previous day's closing price is not available because of lack of trading activity) in the case of equity securities and 5% in the case of debt securities, The price limit for movements below the previous day's closing price was temporarily revised to 3.5% following the September 21, 1999 earthquake, but has since reverted to 7%. Following the presidential election of Taiwan, the price limit was again revised to 3.5% for five business days from 20 March 2000 to 24 March 2000. The price limit was again revised to 3,5% for a period from October 4, 2000 to October 11, 2000 due to the resignation of the premier of the Republic of China. The price limit was also revised to 3.5% for a period from October 20, 2000 to November 7, 2000. The Republic of China Securities and Futures Commission announced that limitations on price fluctuations will be relaxed with a view towards eventually eliminating all share price fluctuation controls.

Brokerage commissions are set by the Taiwan Stock Exchange. The commission rate may be at any rate not exceeding 0.1425% of the transaction price for equity securities. However, lower rates can be charged to different clients by securities houses at their sole discretion provided that they report the rates to the Taiwan Stock Exchange. Effective from July 1, 2000, the brokerage commission may not exceed 0.14250% of the transaction price. A securities transaction tax, currently levied at the rate of 0.3% of the transaction price, is payable by the seller of equity securities, and a tax at the rate of 0.1% of the transaction price is payable by the seller of debt securities other than government bonds. The securities transaction taxes are withheld at the time of the transaction giving rise to the taxes. Sales of shares of companies listed on the Taiwan Stock Exchange are currently sold in "round lots" of 1,000 shares. Investors who would like to sell less than 1,000 shares of a listed company occasionally experience delays in effecting these sales. Transactions that include 500 trading lots, that is 500,000 shares, or more must be registered and executed pursuant to Taiwan Stock Exchange guidelines.

Regulation and Supervision

The Republic of China Securities and Futures Commission has been under the jurisdiction of the Ministry of Finance since 1981. The Republic of China Securities and Futures Commission has extensive regulatory authority over companies listed on the Taiwan Stock Exchange and unlisted public issuing companies generally, including Taiwanese companies whose capital exceed the currently specified minimum amount of NT$200 million. These companies are generally required to obtain approval from, or register with, the Republic of China Securities and Futures Commission for all securities offerings. The Republic of China Securities and Futures Commission has promulgated regulations requiring, unless otherwise exempted, periodic reporting of financial and operating information by all public companies. In addition, the Republic of China Securities and Futures Commission is responsible for the establishment of standards for financial reporting and carries out licensing and supervision with respect to the other participants in the Taiwan securities market.

The Republic of China Securities and Futures Commission has responsibility for implementing the Republic of China Securities and Exchange Law and for overall administration of governmental policies in the Taiwan securities market. It has extensive regulatory authority over the offering, issue and trading of securities. In addition, the Republic of China Securities and Exchange Law specifically empowers the Republic of China Securities and Futures Commission to promulgate rules under specified circumstances.

The Republic of China Securities and Exchange Law prohibits market manipulation. It also permits an issuer to recover certain short-term trading profits made through purchases and sales within six months by directors, managerial personnel, supervisors as well as spouses, minor children and nominees of the foregoing person and shareholders of the issuer together with their spouses, minor children and nominees holding 10% or more of the issuer's outstanding shares. The Republic of China Securities and Exchange Law prohibits trading by "insiders" based on non-public information that materially affects share price movements. According to the Republic of China Securities and Exchange Law, the term "insiders" includes directors, supervisors, managers as well as spouses, minor children and nominees of the foregoing persons and shareholders of the issuing company together with their spouses, minor children and nominees holding 10% or more of the issuer's outstanding shares, any person who has learned the information due to an occupational or controlling relationship with the issuing company and any person who has learned the information from any of the foregoing. Sanctions may include prison terms. In addition, damages may be awarded to persons injured by the transaction. Notwithstanding these regulatory requirements, there have been recurring press reports on insider trading and manipulation of stock prices in Taiwan.

The Republic of China Securities and Exchange Law imposes criminal liability on certified public accountants and lawyers making false certifications in their examination and audit of an issuer's contracts, reports and other evidentiary documents that are related to securities transactions. The Republic of China Securities and Futures Commission requires that financial reports of listed companies be audited by accounting firms consisting of at least three certified public accountants and be signed by at least two certified public accountants.

The Republic of China Securities and Exchange Law was amended in January 1988 to provide for, among other things:

- new regulations relating to public offerings of securities;
- measures to strengthen the capital structure of issuers;
- civil liability for material misstatements or omissions made by issuers;
- more stringent regulation of the securities activities of officers, directors and major shareholders of issuers;
- regulations regarding tender offers; and
- a significant expansion of the prohibitions against insider trading, including the imposition of treble civil damages and criminal sanctions.

The Republic of China Securities and Exchange Law was amended in May 1997 to provide for, among other things, the qualifications of personnel at securities firms.

The Republic of China Securities and Exchange Law was recently amended on July 19, 2000 to provide for, among other things, new regulations relating to (1) treasury stocks; (2) discretionary trading by securities investment consulting enterprises or securities investment trust enterprises on behalf of their

customers; (3) increasing the amount of corporate bonds public companies may issue; (4) more stringent regulation for insider trading: and (5) permission for companies to issue uncertificated securities.

The Republic of China Securities and Futures Commission does not have criminal or civil enforcement powers under the Republic of China Securities and Exchange Law. Criminal actions may be pursued only by the district prosecutors located in the district where the defendant is domiciled or where the violation occurred. Under Republic of China law, civil actions may only be brought by plaintiffs who assert that they have suffered damages. The Republic of China Securities and Futures Commission is directly empowered to curb abuses and violations of applicable laws and regulations only through administrative measures such as the issuance of warnings, temporary suspension of operation, imposition of administrative fines and revocation of licenses.

In addition to providing a market for securities trading, the Taiwan Stock Exchange has primary responsibility for reviewing applications by Taiwanese issuers to list securities on the Taiwan Stock Exchange. The Republic of China Securities and Futures Commission also reviews all securities offerings by listed companies. If issuers of listed securities violate relevant laws and regulations or encounter significant difficulties, the Taiwan Stock Exchange may, with the approval of the Republic of China Securities and Futures Commission, delist securities of these issuers.

REPUBLIC OF CHINA TAXATION

Republic of China Taxation

The discussion in this section describes the principal Republic of China tax consequences of the ownership and disposition of GDSs representing Common Shares, and of Common Shares. It applies to you only if you are:

- an individual who is not a citizen of the Republic of China, who owns GDSs and who is not physically present in Taiwan for 183 days or more during any calendar year, or

- a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the Republic of China for profit-making purposes and has no fixed place of business or other permanent establishment in Taiwan.

You should also consult your tax advisors concerning the Republic of China tax consequences of owning GDSs.

This section does not describe the tax consequences of owning and disposing of GDSs or Common Shares under the laws of any jurisdiction other than Taiwan. Prospective investors should consult their own tax advisors for advice under such other laws relevant to them.

Dividends

Dividends declared by the Company out of its retained earnings and distributed to you are subject to Republic of China withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends, or on the par value of the common shares in the case of stock dividends. However, a 10% Republic of China retained earnings tax paid by the Company on its undistributed after-tax earnings, if any, would provide a credit up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% Republic of China tax imposed on these distributions.

Share dividends paid by the Company out of its capital reserves are not subject to Republic of China withholding tax.

Capital gains

Gains from the sale of property in the Republic of China are generally subject to Republic of China income tax. However, under current Republic of China law, capital gains on securities transactions (including the sale of common shares) are exempt from income tax.

Sales of GDRs are regarded as transactions relating to property located outside the Republic of China and thus any gains derived therefrom are currently not subject to Republic of China income tax.

Subscription rights

Distributions of statutory subscription rights for common shares in compliance with Republic of China law are not subject to any Republic of China tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of:

- 35% of the gross amount received if you are a natural person; or
- 25% of the gross amount received if you are an entity that is not a natural person;

Subject to compliance with Republic of China law, the Company, in its sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.

Securities transaction tax

A securities transaction tax, at the rate of 0.3% of the gross amount received, payable by the seller will be withheld upon a sale of common shares in Taiwan. Transfers of GDSs and the withdrawal of Common Shares from the deposit facility will not be subject to Republic of China securities transaction tax.

Estate and gift tax

Republic of China estate tax is payable on any property within Taiwan of a deceased who is a non-resident individual, and Republic of China gift tax is payable on any property within Taiwan donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under Republic of China estate and gift tax law, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the GDSs will be regarded as property located in Taiwan under Republic of China estate and gift tax law.

Tax treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland and Gambia, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold GDSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the GDSs.

PLACEMENT

This Memorandum relates to the offering by the Company of its GDSs both inside and outside the United States. In the United States, the offer to purchase GDSs is being made in reliance on Section 4(2) of the Securities Act. Outside the United States, the Offering is being made in reliance upon Regulation S promulgated under the Securities Act.

The GDSs will not be offered or sold in Hong Kong by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of the laws of Hong Kong. Except as permitted under the securities laws of Hong Kong, the Company has not and will not issue in Hong Kong, or have in its possession for the purpose of the Offering, any advertisement, invitation or document relating to the GDSs other than with respect to the GDSs which are intended to be disposed of to persons outside of Hong Kong or only to persons in Hong Kong whose ordinary business involves the acquisition, disposal or holding of securities, whether as principal or agent.

In addition, the Company has entered into an agreement with Salomon Smith Barney providing for its service as the Selling Agent in connection with the placement of the Company's GDSs in the Offering. Pursuant to such Agreement, the Company has agreed to indemnify the Selling Agent in connection the Offering.

Prospective investors invited to subscribe will be furnished appropriate documentation to conclude their purchase of GDSs from the Company.

INDEPENDENT ACCOUNTANTS

The Independent Auditors' Report of the Company for the fiscal years ended December 31, 1999 and 1998, as well as for the six months period ended June 30, 2000 and 1999 included in this Memorandum beginning on page F-1 has been prepared by BDO Taiwan Union & Co., certified public accountants and is in accordance with Taiwanese generally accepted accounting principles ("Taiwan GAAP") and Taiwanese generally accepted auditing standards and the applicable guidelines of Taiwan, the Republic of China. Taiwanese GAAP differs from generally accepted accounting principles in the United States, and from International Accounting Standard ("IAS").

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Fubon Insurance Co., Ltd. for the six months period ended June 30, 2000 and 1999

Financial Statements of Fubon Insurance Co., Ltd. for the years ended December 31, 1999 and 1998

INDEPENDENT AUDITORS' REPORT

To: Board of Directors
Fubon Insurance Co., Ltd.

We have audited the accompanying balance sheets of Fubon Insurance Co., Ltd. as of June 30, 2000 and 1999, and the related statements of income, changes in stockholders' equity, and cash flows for the six-months period ended June 30, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in Taiwan, Republic of China, and the regulations governing such audits. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fubon Insurance Co., Ltd. as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the six-months period ended June 30, 2000 and 1999, in conformity with ROC generally accepted accounting principles.

BDO TAIWAN UNION & CO.

August 2, 2000

FUBON INSURANCE CO., LTD.

BALANCE SHEETS
JUNE 30, 1999 AND 2000

	June 30, 2000 NT$	June 30, 1999 NT$
	(in thousands)	
Assets		
Current Assets		
Cash and cash equivalents (Notes 2, 4)	14,433,292	16,916,914
Short-term investments (Notes 2, 5)	16,966,636	14,568,029
Notes receivables (Notes 2, 6)	1,107,075	1,183,565
Accrued income	360,054	418,489
Premiums receivables (Notes 2, 6)	2,162,846	2,063,396
Reinsurance recovery receivables (Notes 7)	8,884,377	4,532,065
Due from other insurers	959,815	769,943
Other receivables	1,681,520	487,427
Prepayments	73,359	92,002
	46,628,974	41,031,830
Loans		
Mortgage loans (Notes 8)	149,305	72,494
Sub-total	149,305	72,494
Funds, Long-term Investments and Receivables		
Long-term investments (Notes 2, 9)	14,245,812	11,827,131
Sub-total	14,245,812	11,827,131
Fixed Assets (Notes 2, 10)		
Land	600,550	623,950
Buildings	1,087,735	1,099,345
Transportation equipment	78,620	75,277
Other equipment	369,034	350,633
Cost	2,135,939	2,149,205
Less: accumulated depreciation	(542,170)	(465,558)
Construction in progress and equipment ordered	89,520	25,921
Sub-total	1,683,289	1,709,568
Other Assets		
Non-operating assets (Net)	1,094	0
Guarantee deposits paid	2,789,395	2,553,922
Overdue receivables (Note 11)	0	162,026
Reinsurance liability reserve contributed	8,900	13,455
Deferred charges	45,622	8,018
Sub-total	2,845,011	2,737,421
Total Assets	65,552,391	57,378,444

The accompanying notes are an integral part of these financial statements.

FUBON INSURANCE CO., LTD.

BALANCE SHEETS (Continued)
JUNE 30, 1999 and 2000

	June 30,	
	2000	1999
	NT$	NT$
	(in thousands)	
Liabilities & Stockholders' Equity		
Current Liabilities		
Notes issued under repurchase Agreements (Note 2)	2,928,337	1,751,066
Accrued expenses	320,702	229,848
Accrued tax	279,880	88,837
Commissions payable	298,486	303,586
Indemnity payments payable	6,944,375	3,225,916
Reinsurance indemnity payable	230,508	201,961
Payables to other insurers	496,169	836,483
Other payable	4,245,191	2,550,714
Advance receipts	346,928	371,878
Sub-total	16,090,576	9,560,289
Long-term Liabilities		
Reserve for land value increment tax	9,264	9,263
Accrued pension liabilities	0	15,821
Sub-total	9,264	25,084
Other Liabilities		
Reserve for operations (Note 12)	16,201,295	15,200,791
Guarantee deposits	54,172	54,496
Reinsurance liability reserve received	866,343	1,147,132
Sub-total	17,121,810	16,402,419
Total liabilities	33,221,650	25,987,792
Stockholders' Equity		
Common stock (Note 13)	17,239,374	15,672,158
Undistributed stock dividends	358,390	1,567,216
Capital surplus (Note 14)		
Additional paid-in capital	9,924,948	10,183,539
Gains on disposal of fixed assets	79,954	79,933
Assets revaluation surplus	1,104	1,104
Retained earnings (Note 15)		
Legal reserve	1,448,802	1,188,643
Special reserve	1,014,323	0
Unassigned retained earnings	2,615,562	3,644,448
Equity adjustment:		
Unrealized long-term equity investments loss	(350,698)	(946,218)
Accumulated translation adjustments	(1,018)	(171)
Sub-total	32,330,741	31,390,652
Total Liabilities and Stockholders' Equity	65,552,391	57,378,444

The accompanying notes are an integral part of these financial statements.

FUBON INSURANCE CO., LTD.

INCOME STATEMENTS
JUNE 30, 1999 and 2000

	June 30,	
	2000	1999
	NT$	NT$
	(in thousands)	
Operating Revenues		
Interest income	656,274	708,599
Gross Premiums	8,811,605	9,866,573
Reinsurance commission income	1,338,010	1,153,593
Reinsurance recovery and subrogation	2,561,398	2,953,938
Unearned premiums reserve release	6,210,911	5,368,726
Special reserve release	93,795	194,770
IBNR reserve release	156,443	99,078
Fee income	4,412	697
Gain on long-term equity investments	0	1,046,542
Gain on real-estate investments	149,974	149,786
Other operating income	1,787,153	579,208
Sub-total	21,769,975	22,121,510
Operating Costs		
Interest expenses	(63,372)	(36,386)
Reinsurance premiums ceded	(4,670,266)	(4,844,660)
Commissions expenses	(816,307)	(880,508)
Loss incurred	(5,079,346)	(5,279,148)
Provision for unearned premiums reserve	(6,209,721)	(6,101,304)
Provision for special reserve	(423,403)	(477,983)
Provision for IBNR reserve	(141,871)	(120,492)
Processing fees	(52,394)	(88,427)
Loss on long-term equity investments	(965)	(4,892)
Other operating costs	(495,937)	(553,452)
Sub-total	(17,953,582)	(18,387,252)
Operating Gross Profit	3,816,393	3,734,258
Operating Expenses		
Marketing expenses	(1,365,513)	(1,464,343)
Administrative and general expenses	(251,029)	(261,143)
Operating Income	2,199,851	2,008,772
Non-operating Revenues		
.Gain on asset disposal	304	27
Other income	24,599	171,844
Sub-total	24,903	171,871
Non-Operating Expenses		
Loss on foreign exchange	(61,799)	(239)
Loss on asset disposal	(244)	(63)
Other expenses	(32,835)	(15,388)
Sub-total	(94,878)	(15,690)
Income from continuing operations before Income Taxes	2,129,876	2,164,953
Income taxes (Notes 2,16)	(190,000)	(210,000)
Net income after taxes	1,939,876	1,954,953
Earnings per share (Note 17)	$1.13	$1.13

The accompanying notes are an integral part of these financial statements.

Summary	Capital stock: Common Stock	Capital stock: Undistributed Stock Dividend	Capital Surplus	Retained Earnings: Legal Reserve	Retained Earnings: Special Reserve	Retained Earnings: Unappropriated Retained Earnings
Balance on January 1,1999	15,672,158	—	11,675,070	1,054,478		2,763,990
Appropriations and distributions for 1998						
Legal reserve	—	—	—	134,165	—	(134,165)
Stock dividends	—	—	—	—	—	(783,608)
Stock dividends from capital surplus	—	1,410,494	(1,410,494)	—	—	—
Undistributed stock dividends from retained earnings	—	156,722	—	—	—	(156,722)
Accumulated translation adjustments	—	—	—		—	—
Unrealized loss in long-term equity investments	—	—	—	—	—	—
Net income after Tax for the period ended June 30, 1999	—	—	—	—	—	1,954,953
Balance on June 30,1999	15,672,158	1,567,216	10,264,576	1,188,643	0	3,644,448
Balance on January 1, 2000	17,239,374	0	10,264,597	1,188,643	0	4,291,086
Appropriations and Distributions for 1999						
Legal reserve				260,159		(260,159)
Special Reserve					1,014,323	(1,014,323)
Cash dividends						(2,241,118)
Employee bonuses-undistributed stock		13,603				(13,603)
Undistributed stock dividends from capital surplus		258,591	(258,591)			
Undistributed stock dividends		86,197				(86,197)
Accumulated translation adjustments						
Unrealized loss in long-term equity investment						
Net income after tax for the period ended June 30, 2000						1,939,876
Rounding difference		(1)				
Balance on June 30, 2000	17,239,374	358,390	10,006,006	1,448,802	1,014,323	2,615,562

FUBON INSURANCE CO., LTD.

STATEMENTS OF CASH FLOWS
JUNE 30, 1999 and 2000

	June 30,	
	2000	1999
	NT$	NT$
	(in thousands)	
Cash Flows from Operating Activity expense		
Net Income for the Year	1,939,876	1,954,953
Adjustments		
Fixed Assets transfer to other expense	711	0
Loss on bad debt	118,119	80,967
Depreciation expenses	70,874	70,597
Provision for reserve for operations	6,774,996	6,699,779
Unearned premiums reserve release	(6,210,911)	(5,368,726)
Valuation gain on short-term investments	0	(136,250)
Special reserve release	(93,795)	(194,770)
IBNR reserve release	(156,443)	(99,078)
Gain on disposal of long-term investments	0	(1,046,542)
Valuation Loss on short-term investments	16,278	0
Loss on disposal of assets	244	62
Gain on disposal of assets	(304)	(27)
Unrealized gain in long-term equity investments	965	4,892
Notes receivables (increase) decrease	40,452	(111,244)
Accrued income(increase)decrease	(94,198)	(24,142)
Premiums receivables(increase)decrease	(559,213)	187,949
Reinsurance recovery receivables (increase) decrease	1,741,549	41,239
Due from other insurers (increase) decrease	(420,081)	270,071
Other receivables(increase)decrease	(1,174,240)	151,122
Prepayments(increase)decrease	7,444	93,530
Deferred tax assets(increase) decrease	11,699	36,904
Overdue receivables(increase) decrease	(23,447)	(149,883)
Accrued expenses increase (decrease)	(153,929)	(156,190)
Accrued tax increase(decrease)	100,639	(30,987)
Commission payable increase (decrease)	42,093	23,878
Indemnity payments payable increase(decrease)	(1,922,497)	273,044
Reinsurance indemnity payable increase(decrease)	16,432	141,704
Other payable increase(decrease)	2,905,882	639,012
Advance receipts increase(decrease)	26,410	(966,465)
Deferred income tax liability-current increase (decrease)	576	0
Accrued pension liability	0	15,821
Provision of unpaid claim reserve for reported claim increase	214,974	149,802
Deferred income tax liability-current increase (decrease)	0	1,423
Net Cash Provided by (Used in) Operating Activities	3,221,155	2,552,445
Cash Flows from Investment Activities		
Short-term investments(increase)decrease	(1,272,465)	(1,469,838)
Proceeds from disposal of long-term investments	0	1,282,042
Acquisition of long-term investments	(905,755)	(390,673)
Disposal of fixed assets	1,432	244
Acquisition of fixed assets	(69,364)	(29,620)
Deferred charges(increase)decrease	(448)	(116)
Acquisition of non-operating assets	34,808	19,512
Guarantee deposits paid (increase)decrease	3,319	9,431
Provision for reinsurance liability reserve (increase)decrease	73	107
Net Cash Used in Investing Activities	(2,208,400)	(578,911)

FUBON INSURANCE CO., LTD

STATEMENTS OF CASH FLOWS
June 30, 1999 and 2000 (continued)

	June 30, 2000 NT$	June 30, 1999 NT$
	(in thousands)	
Cash Flows from Financing Activities		
Notes issued under repurchase agreement increase (decrease)	2,665,149	1,045,482
Received from liability reserve increase (decrease)	(34,647)	(44,531)
Provision for other liability reserve increase (decrease)	22,606	27,135
Received from guarantee deposit increase (decrease)	2,737	2,809
Receivable from reinsurance liability reserve increase (decrease)	(153,065)	(130,425)
Issued cash dividend	(2,241,118)	(783,608)
Net cash provided by financing activities	261,662	116,842
Increase (decrease) in cash and cash equivalents	1,274,417	2,090,376
Cash and cash equivalents at the beginning of year	13,158,875	14,826,538
Cash and cash equivalents at the end of year	14,433,292	16,916,914
Supplemental Disclosure of Cash Flows Information		
Interest paid (excluding capitalized interest)	63,372	36,386
Income tax paid	80,853	206,439

FUBON INSURANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS
(Expressed in New Taiwan Dollars Unless Otherwise Stated)

1. ORGANIZATION OF BUSINESS

Fubon Insurance Co., Ltd. (the "Company") was incorporated on April 17, 1961 in Taiwan, pursuant to the provision of the Company Law (the "Company Law") of the Republic of China ("ROC"). The Company primarily engages in the business of property and casualty insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Cash and Cash Equivalents

Cash equivalents represent all highly liquid debt instruments, such as treasury bills, commercial paper and bank acceptance purchases with a maturity period of three months or less, and other highly liquid investments with insignificant interest rate risk.

(2) Short-Term Investments

Marketable equity securities are recorded at cost when acquired and stated at the lower of cost or market value on the balance sheet date. Stock dividends are treated as an increase in the number of shares. The cost of marketable equity securities sold is determined by the weighted-average cost method.

Investment fund certificates are recorded at cost when acquired and stated at the lower of cost or market value on the balance sheet date. The cost of investment fund certificates sold is determined by the weighted-average cost method.

Short-term notes are recorded at cost when acquired and stated at the lower of cost or market value on the balance sheet date, if the market value is available. The cost of these notes, interest income, and gain or loss either due to maturity or resulting from the sale of notes are determined by the specific identification method.

Bonds and convertible bonds are recorded at cost when acquired and stated at the lower of cost or market value on the balance sheet date. The cost of these bonds sold is determined by the specific identification method.

(3) Allowance for Bad and Doubtful Debts

Allowance for bad and doubtful debts on notes receivables, premiums receivables, accounts overdue and other receivables is determined based on the aging of outstanding balances of such accounts and the past experience of the Company.

(4) Bonds Attached With Repurchase or Resale

The bonds with repurchase or resale option are bonds for which attributes of risk and

reward are judged by their real transactions. It will be considered as the financing action if the reward or risk is attributed to seller side, while it will be considered as trading action if the reverse is the case.

If transaction under resale agreement meets the financing criterion, the deal should be recorded at trading price on trading date, and listed under the item as assets.

If transaction under repurchase agreement meets the financing criterion, the deal should be recorded at trading price on trading date, and listed under the item as liabilities.

(5) Long-Term Investments

Investments in (i) listed shares, which the Company's board of directors resolves to hold for more than one year, or (ii) unlisted shares are recorded as long-term equity investments. If an equity investment in listed shares is less than 20% of the investee's common stock and the Company's management does not exercise significant influence over such investee, this equity investment is stated at the lower of cost or market value, and any provision for diminution in value is treated as unrealized loss and is accounted as an adjustment to stockholders' equity. If an equity investment in unlisted shares is less than 20% of the investee's common stock and the Company's management does not exercise significant influence over such investee, such investment is stated at cost, and any provision for a permanent diminution in value is treated as a non-operating loss of the period and the investment is reported at cost less provision. Stock dividends are accounted as an increase in the number of shares held.

If an equity investment is more than 20% of the investee's common stock and the Company's management exercises significant influence over such investee, this equity investment is accounted for using the equity method. Under the equity method, if the difference between investment cost and underlying equity in net assets comes from discrepancies between the book value of assets and their fair market values, then an investor company shall offset all unamortized differences when conditions making such over- under-valuation are no longer present. If the source of the difference between the investment cost and underlying equity in net assets cannot be identified, such difference shall be amortized for a period between 5 and 20 years.

If the investee company issues new shares and original shareholders do not purchase new shares proportionately, then the investment percentage, and therefore, the equity in net assets for the investment, will be changed. Such difference shall be used to adjust the additional paid-in capital and the long-term investment accounts. If the adjustment stated above is to debit the additional paid-in capital account and the book balance of additional paid-in capital from long-term investments is not enough to be offset, then the difference shall be debited to the retained earnings account.

The cost of investments sold is determined by the weighted-average cost method.

(6) Investments in Real Estate

Investments in real estate are stated at cost when acquired. The cost of an investment in real estate and its corresponding revaluation surplus and accumulated depreciation are written off upon retirement or disposal. The gain or loss resulting from disposal of an investment in real estate is classified as an operating gain or loss.

Depreciation is calculated by the straight-line method based on the "Estimated Useful Life of Fixed Assets Table" published by the Executive Yuan (the "Government") of the Republic of China ("ROC") government. After the end of its estimated useful life, if a depreciable real estate is still in use, depreciation is determined according to its newly estimated remaining useful life.

(7) Fixed Assets

Fixed assets are recorded at cost when acquired. Material improvements, additions and renewals, which can extend an asset's economic useful life or increase its value, are capitalized when incurred, while expenditures related to regular maintenance and repair are expensed in the profit and loss account.

The cost of a fixed asset and its corresponding revaluation surplus and accumulated depreciation are written off upon retirement or disposal. The gain or loss resulting from such a disposal is recorded as a non-operating gain or loss. The gain (after tax) from such a disposal is transferred to the capital surplus account in the year when it arises.

Fixed assets are depreciated in accordance with the straight-line method under the "Estimated Useful Life of Fixed Assets Table" published by the Executive Yuan of the Government. After the end of its estimated useful life, if a depreciable asset is still in use, depreciation is determined according to its newly estimated remaining useful life.

(8) Deferred Charges

Deferred charges of the Company are stated at cost and amortized over three years in accordance with the straight-line method.

(9) Insurance Premium Revenues and Expenses

The gross premiums of direct insurance are recognized as revenues when the policy is issued. In general, reinsurance premiums assumed and reinsurance commission expenses are recognized upon assumption of reinsurance, and claim expenses for assumed reinsurance policies are recognized when being notified to make such claim payments, and at the end of each quarter, adjustments to such recognition are made based on past experience. Other underwriting expenses are estimated and recorded at the end of each quarter.

(10) Pension Plan (and its Reserve)

In April 1998, the Company has adopted the new pension plan due to the application of labor law standards, which applied to all employees.

The Company set up its Labor Pension Fund Committee and Pension Policy in 1988. Pursuant to the Regulations Governing Labor Pension Reserves and Management Acts of the ROC, the Company contributes 8.0% of total salaries and wages per month for the pension reserve and deposits these funds in an independent bank account. Since 1995, the Company has followed the requirements prescribed in the Statement of Financial Accounting Standards No. 18, entitled "Accounting for Pensions." Based on an actuarial report, only the minimum pension liability was required to be recognized and disclosed in 1995. In addition, net periodic pension costs are valued on an actuarial basis, and the funding status of the pension fund has been disclosed since 1996.

(11) Foreign Currency Transactions and Accounts

The Company records all transactions in New Taiwan dollars. In accordance with the Statement of Financial Accounting Standards No. 14, entitled "Accounting for Foreign Currency Transactions," all foreign currency transactions (except forward contracts) are recorded in New Taiwan dollars using the spot rate on the transaction date. All assets and liabilities stated in foreign currencies are translated into New Taiwan dollars at the exchange rate on the balance sheet date. Any gain or loss resulting from the translation is recognized as a non-operating gain or loss, except for long-term equity investments for which such a gain or loss is reported as "Accumulated Translation Adjustments" in statements of changes in stockholders' equity.

(12) Estimated Income Tax

In 1995 the Company adopted the provisions of Statement of Financial Accounting Standards No. 22, "Accounting for Income Taxes," for inter-period and intra-period tax allocations. Temporary differences of pre-tax amounts that give rise to taxable amount in a future period are classified as deferred tax liabilities, and temporary differences of pre-tax amounts that give rise to deductible amounts are classified as deferred tax assets. Furthermore, the Company is required to reduce deferred tax assets by a valuation allowance if some portion or all of the deferred tax assets will not be realized.

A deferred tax liability or asset should, according to the classification of its related liability or asset, be classified as current or non-current. However, if a deferred tax liability or asset can't be related to a liability or asset in the financial statements, then it should be classified as current or non-current based on the expected length of time before it is settled or recovered.

Prior year's income tax adjustment, if it is a change in an accounting estimate, then

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

should be recorded as an adjustment of current year's income tax expense.

(13) Capital Expenditure and Expenses

Expenditure is capitalized and amortized over its useful life if it involves a significant amount and benefits future periods. Otherwise, it is expensed in the year of expenditure.

3. CHANGES IN ACCOUNTING PRINCIPLES AND THEIR EFFECT: None

4. CASH AND CASH EQUIVALENTS

	June 30, 2000	June 30, 1999
Cash on hand	3,975,831	6,477,558
Cash in banks	5,025,406,856	7,647,386,495
Transferable certificates of time deposits	3,480,000,000	4,827,657,937
Cash equivalents (1)	5,935,641,186	4,437,892,156
Less: Guarantee deposits (2)	(11,731,600)	(2,500,000)
Total	14,433,292,273	16,916,914,146
Interest rate	4.75%-5.60%	4.80%-6.75%

(1) Cash equivalents are bank acceptances and commercial paper which can be cashed within three months.

(2) Please refer to Note 19 for further details.

5. SHORT TERM INVESTMENTS

	June 30, 2000	June 30, 1999
Share certificates (ordinary shares)	9,727,094,526	7,994,394,897
Corporate bonds	752,486,430	1,672,578,724
Financial debentures	239,735,485	336,962,671
Short-term equity securities	2,837,100,173	2,598,202,597
Government bonds	5,835,898,913	4,060,316,616
Overseas investments	685,158,303	989,243,181
Sub-total	20,077,473,830	17,651,698,686
Less: Guarantee deposits	(2,685,936,574)	(2,449,574,847)
Allowance for valuation loss	(424,901,722)	(634,094,430)
Total	16,966,635,534	14,568,029,409

(1) Please refer to Note 19 for further details.

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

6. NOTES AND PREMIUMS RECEIVABLES — NET

(1) Notes Receivables

	June 30, 2000	June 30, 1999
Notes receivables	1,186,510,912	1,199,601,607
Less: Allowance for bad and doubtful debts	(79,436,258)	(16,037,065)
Net	1,107,074,654	1,183,564,542

(2) Premiums Receivables

	June 30, 2000	June 30, 1999
Premiums receivables	2,250,892,936	2,083,742,879
Less: Allowance for bad and doubtful Debts	(88,046,853)	(20,346,434)
Net	2,162,846,083	2,063,396,445

7. REINSURANCE RECOVERY RECEIVABLES

Reinsurance recovery receivables are the claims for which, when the reinsurance loss incurred, the Company can receive from other reinsurance companies according to the ratio of reinsurance.

8. MORTGAGE LOANS—NET

Mortgage loans as of June 30, 2000 and 1999 are summarized below:

	June 30, 2000	June 30, 1999
Mortgage loans	164,000,000	84,000,000
Less: Allowance for bad and doubtful debts	(14,694,970)	(11,506,290)
Net	149,305,030	72,493,710

The loan rates were 5%-9.25% and 9.25% as of June 30, 2000 and 1999.

FUBON INSURANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)
(Expressed in New Taiwan Dollars Unless Otherwise Stated)

9. LONG-TERM INVESTMENTS

(1) Equity

Investee	June 30, 2000	June 30, 1999
A. Under the equity method:		
1. Fubon Venture Capital Corp.	97,926,800	85,480,200
2. Sino Star Venture Capital Co., Ltd.	100,421,222	0
B. Under the cost method:		
1. Central Reinsurance Corp	4,999,500	4,999,500
2. WK Technology Fund	74,750,000	74,750,000
3. Taiwan Aerospace Corp.	65,528,150	65,528,150
4. China Trust Venture Capital	100,000,000	100,000,000
5. Arco Communication Co., Ltd.	9,250,000	0
6. Jib-haw Industrial Co., Ltd.	15,000,000	15,000,000
7. Pacific Semiconductor Manufacturing Co.	0	66,180,000
8.Taiwan Da-Long Industrial Cdy Ltd.	19,000,000	0
9. China Alliance Venture Fund	120,000,000	100,000,000
10. Win Win Venture Capital Co., Ltd.	69,680,000	69,680,000
11. Pacific Cellular Corp.	541,675,630	541,675,630
12. Teng Feng Venture Capital Investment Corp.	50,000,000	50,000,000
13. Kuo Chiao Venture Capital Investment Corp.	60,000,000	60,000,000
14. Preferred Stock of Texas Instrument Acer Inc.	0	200,000,000
15. TECO Electric & Machinery Co., Ltd.	663,274,643	663,274,643
16. Sampo Corporation	21,564,410	21,564,410
17. Sharp CB	30,000,000	30,000,000
18. Chin Fu Co., Ltd.	456,858,693	456,858,693
19. Hsin Yu Energy Development Co., Ltd.	60,000,000	60,000,000
20. A-Trend Technology Co., Ltd.	347,666,666	347,666,666
21. FAT Venture Capital Co., Ltd.	50,000,000	50,000,000
22. Jen Hsin Securities Co., Ltd.	15,000,000	15,000,000
23. Primus Technology Fund	54,000,000	54,000,000
24. Yi Hua Venture Capital Investment Corp.	30,000,000	30,000,000
25. Global Synthetic Securities Co., Ltd.	451,035,000	451,035,000
26. Taiwan High Speed Rail Co., Ltd	1,155,000,000	925,000,000
27. Fubon Commercial Bank Co., Ltd.	557,731,427	464,364,381
28. Fubon Securities Co., Ltd.	1,279,323,642	1,122,619,111
29. Chin Tau Electronic Co., Ltd	85,000,000	85,000,000
30. Tai Mao Development Co., Ltd.	50,400,000	50,400,000
31. Kuoyang Const. Co., Ltd.	398,239,200	737,480,000
32. Master Link Security Investment Trust Enterprise	57,000,000	57,000,000
33. Pacific Venture Capital Co., Ltd	41,500,000	25,000,000
34.Quanta Display Inc.	75,000,000	0
35. Hann Star Display Corp.	69,972,000	0
36. Acer Display Technology Inc.	130,000,000	0
37. Taiwa Fixed Network Co., Ltd	1,300,000,000	0
38. Fu Yu Vnture Capital Investment Co., Ltd	30,000,000	0
39. Preferred Stock of Texas Instrument Acer. Inc.	31,104,000	0
Sub-total	8,767,900,983	7,079,556,384
Allowance for long-term equity investments loss	(350,697,791)	(946,217,759)
Total	8,417,203,192	6,133,338,625

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

(A) The Company recognized investment loss $965,000 and $4,892,000, respectively, as of June 30, 2000 and 1999 for long-term investment in equity securities under the equity method. The investment revenue or loss was based on the investee company's CPA audited financial statements.

(B) Equity method is adopted for the investments in Fubon Venture Capital Corp. and Sinostar Venture Capital Inc., in which the Company holds more than 20% of the investee's voting shares. The cost method is used for all other long-term investments.

(C) Investments in TECO Electric & Machinery Co., Ltd., Chin Fu Co., Ltd., Sampo Corp., Fubon Commercial Bank Co., Ltd., Fubon Securities Co., Ltd. and Kuoyang Const. Co., Ltd., are intended to be held for a long period of time and had been approved by the board of directors. These investments are recorded as long-term investments.

(D) On April 26, 2000, the Company invested $500,000,000 for 50,000,000 ordinary shares, with $10 par value per share in Taiwan Fixed Network Co., Ltd.

(E) On June 13, 2000 the Company invested $230,000,000 for 23,000,000 ordinary shares with $10 par value per share in Taiwan High Speed Rail Co., Ltd.

(F) The Company sold 18,550,000 shares of Pacific Cellular Corp. on May 20, 1999 to Daiwa Singapore Ltd., Nippon Investment Financial Co., Ltd. And NIF Taiwan Venture Limited. The proceeds of sale were $1,060,900,000 and gain on disposal of investment was $872,220,000.

(2) Real Estate Investments

	June 30, 2000			
	Cost	Revaluation Surplus	Accumulated Depreciation	Net Value
Land	$3,378,631,389	$18,330,870	$ 0	$3,396,962,259
Buildings	2,751,283,367	0	(322,450,912)	2,428,832,455
Sub-total	6,129,914,756	18,330,870	(322,450,912)	5,825,794,714
Construction in progress	2,814,444	0	0	2,814,444
Total	$6,132,729,200	$18,330,870	($322,450,912)	$5,828,609,158

	June 30, 1999			
	Cost	Revaluation Surplus	Accumulated Depreciation	Net Value
Land	$3,255,479,557	$18,330,870	$ 0	$3,273,810,427
Buildings	2,684,661,304	0	(264,679,208)	2,419,982,096
Total	$5,940,140,861	$18,330,870	($264,679,208)	$5,693,792,523

NOTES TO FINANCIAL STATEMENTS (Continued)
(Expressed in New Taiwan Dollars Unless Otherwise Stated)

A. Depreciable assets and land were revalued on December 31, 1976. Total revaluation surplus after tax is $31,360,000 and $22,100,000, respectively, and is recorded as capital surplus. As of June 30, 2000, $21,000,000 of the revaluation surplus had been transferred to capital stock.

B. As of June 30, 2000, the rental income for the next five years is summarized as follows:

Years	Amounts (In thousands)
July 1, 2000—June 30, 2001	$222,306
July 1, 2001—June 30, 2002	63,917
July 1, 2002—June 30, 2003	18,894
July 1, 2003—June 30, 2004	4,738
July 1, 2004—June 30, 2005	1,056
Total	$310,911

10. FIXED ASSETS

	June 30, 2000		
	Cost	Accumulated Depreciation	Net Value
Land	$600,549,646	$0	$600,549,646
Buildings	1,087,735,319	(228,418,422)	859,316,897
Transportation equipment	78,619,803	(43,937,497)	34,682,306
Other equipment	369,034,583	(269,814,936)	99,219,647
Sub-total	2,135,939,351	(542,170,855)	1,593,768,496
Construction in progress	89,520,000	0	89,520,000
Total	$2,225,459,351	($542,170,855)	$1,683,288,496

	June 30, 1999		
	Cost	Accumulated Depreciation	Net Value
Land	$623,950,523	$0	$623,950,523
Building	1,099,344,565	(200,368,493)	898,976,072
Transportation equipment	75,277,141	(35,417,820)	39,859,321
Other equipment	350,632,790	(229,771,417)	120,861,373
Sub-total	2,149,205,019	(465,557,730)	1,683,647,289
Construction in progress	25,921,145	0	25,921,145
Total	$2,175,126,164	($465,557,730)	$1,709,568,434

Fixed assets and real estate investments are insured and premium of $2,649,660,000 and $2,535,300,000 are paid as of June 30, 2000 and 1999, respectively.

11. OVERDUE RECEIVABLES

	June 30,	
	2000	1999
Overdue receivables	$178,207,288	$243,177,980
Less: Allowance for bad and doubtful debts	(178,207,288)	(81,151,750)
Total	$ 0	$162,026,230

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

12. RESERVE FOR OPERATIONS & LIABILITIES

	June 30, 2000	June 30, 1999
Unearned premium reserve	$7,871,829,550	$7,716,513,924
Special reserve	5,770,751,905	5,330,515,613
Reserves for claims	2,131,161,727	1,771,383,398
Other liability reserve	427,551,393	378,599,688
Sub-total	16,201,294,575	15,197,012,623
Deferred income tax liabilities-non-current	0	3,778,523
Total	$16,201,294,575	$15,200,791,146

Reserve for operations includes the following reserves:

(1) *Unearned Premiums Reserve*

A. According to the Implementation Rules of Insurance Law, the unearned premiums reserve is determined by multiplying total retained gross premiums for each policy by a prescribed rate.

B. Pursuant to a memorandum, issued by the Ministry of Finance on October 29, 1994, entitled "Accounting Treatment of Mandatory Third-Party Liability Automobile Insurance," the provision for unearned premiums reserve in relation to mandatory third-party liability motor insurance is determined by multiplying retained pure gross premiums by prescribed rate as stated in the above mentioned memo.

(2) *Special Reserve*

The Company must provide provision for special reserve for each type of insurance policies according to the Insurance Law. The related provision and release of special reserve are expressed as follows:

A. Provision of special reserve is determined by the reserve formula issued by the Ministry of Finance.

B. If the actual claims and claims adjustment expenses for a particular type of insurance are less than an amount determined by the Ministry of Finance as the "expected" amount of claims and claims adjustment expenses for such insurance, the Company must also provide 50% of such difference as additional special reserve for such year.

C. If the actual claims and claims adjustment expenses exceed 150% of the "expected" amount, the Company can release such difference from the special reserve.

D. The total amount of special reserve for each type of insurance at the end of any year may not exceed its net earned premiums for such year from such type of insurance; any excess amount must be released from its reserves and treated as income of the insurance company. An insurance company may set aside additional special reserves with the approval of the Ministry of Finance.

E. For compulsory car insurance policy, additional special reserve shall be provided according to the regulations of the Ministry of Finance as follows: any remaining amount of total amount of retained earned pure premium, reinsurance commissions, incurred but not reported claims ("IBNR") reserve release and interest of prior year's special reserve after deducting total amount of retained loss incurred and provision of IBNR reserve shall be provided as additional special reserve.

F. The provision for special reserve for compulsory car insurance must be kept in time deposits. This special reserve can only be used to cover pure premium loss.

(3) Reserves for Claims

Reserves for claims are provided for in accordance with the memo "Insurance Industry Provision of Reserve for Indemnity" issued by the Ministry of Finance ("MOF"). Those provisions include the following:

A. The Company, based on several factors, including historical information and circumstances surrounding each claim for each type of insurance, estimates provision of unpaid claim reserve for reported claims.

B. Provision of IBNR reserve is determined according to earned premiums for each type of insurance in accordance with regulations issued by (MOF).

C. Each year's provision of reserve for claims shall be released at the end of that year.

D. According to new regulations issued by MOF in 1994, the base of computing the provision of IBNR reserve of compulsory car insurance is net earned premium.

(4) Other liability reserve

According to the Implementation Memorandum of MOF, other liability reserve is determined by multiplying total fire payback premiums (based on an actuarial report) by a prescribed rate.

13. CAPITAL STOCK AND CAPITAL INCREMENT

(1) As of June 30, 2000, the total authorized share capital was $17,680,000,000; paid-in share capital was $17,239,374,310 for 1,723,937,431 ordinary shares, with $10 par value per share.

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

(2) On March 14, 2000, the stockholders approved an increase of share capital by issuing 35,839,040 shares out of retained earnings, capital surplus and current period employees' bonus of $86,196,870, $258,590,610 and $13,602,920, respectively. The Securities & Futures Committee approved the issuance in June 2000 and the change in paid-in share capital registration is in process.

(3) On May 19, 1999, the stockholders approved an increase of share capital by issuing 156,721,584 shares out of retained earnings and capital surplus of $156,721,580 and $1,410,494,260, respectively. The Securities & Futures Committee approved the issuance in June 1999 and the change in paid-in share capital registration was completed in 1999.

14. CAPITAL SURPLUS

The Company's capital surplus details are as follows:

	June 30,	
	2000	1999
Additional paid-in capital	$9,924,948,335	$10,183,538,945
Gains on disposal of fixed assets (after tax)	79,954,288	79,932,735
Assets revaluation surplus	1,103,946	1,103,946
Total	$10,006,006,569	$10,264,575,626

The above capital surplus can only be used to cover accumulated losses or issue stock dividends and it cannot be used to distribute cash dividends. In the case of issuing stock dividends, the following restrictions apply:

(1) Stock dividends issued out of additional paid-in capital can only be made once a year. In addition, a stock dividend must be distributed at least one year after the year in which the additional paid-in capital arises. The amount of stock dividends issued must follow the rules prescribed by the Securities and Futures Committee. The capital increment year is based on the date approved by the Ministry of Economic Affairs.

(2) Stock dividends issued out of the revaluation surplus cannot exceed 5% of the balance of the revaluation surplus, or 5% of the issued share capital. If the revaluation surplus is used to cover accumulated losses, profits in subsequent years should be credited to the revaluation surplus after statutory distributions until the amounts previously utilized have been fully recovered.

15. RETAINED EARNINGS

(1) Legal Reserve

Pursuant to the Company Law, 10% of the annual after-tax net income of each company must be appropriated as legal reserve until the total amount of the legal reserve equals to

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

paid-in share capital. This legal reserve can only be used to cover deficits and not for cash dividends. However, if the total accumulated legal reserve is greater than 50% of paid-in share capital, up to 50% of such excess can be capitalized upon resolution of the stockholders.

(2) Unassigned Retained Earnings

As stipulated in the Company's Articles of Incorporation, the restrictions and sequences for distributing annual net income are as follows:

(a) Covering previous deficits;

(b) Paying income tax;

(c) Appropriating 10% of the remaining net income as legal reserve;

(d) Distributing dividends;

(e) Bonus to employees at 1% to 5% of the remaining net income; and

(f) Appropriation of any of the remainder of the retained earnings as proposed by the board of directors and approved by the stockholders.

(3) Undistributed Retained Earnings

According to an amendment to the ROC Income Tax Law in 1998, a 10% undistributed retained earnings tax will be levied on a company's undistributed retained earnings. The undistributed retained earnings after assessment will not be taxed any more.

16. ESTIMATED INCOME TAX

(1) Income tax expenses include the following:

	June 30,	
	2000	1999
Tax based on income	$173,313,339	$107,577,315
Defferred income tax liabilities (benefits)	12,275,013	38,327,314
Tax on a separate basis	54,619,678	59,436,782
Income tax credit	(23,175,940)	0
Accrued income tax for previous year	(27,032,090)	4,658,589
Total income tax expenses	$190,000,000	$210,000,000

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

(2) *Deferred income tax liabilities and assets are as follows:*

		June 30, 2000	June 30, 1999
A.	Total deferred income tax assets	$52,420,460	$16,598,894
	Total deferred income tax liabilities	12,719,504	17,612,119
B.	Components of deferred income taxes liabilities and assets resulting from temporary difference		
	Deductible temporary difference from bad debt loss	(209,681,841)	(12,671,672)
	Deductible temporary difference from unrealized exchange loss	14,976,115	(84,206,740)
	Taxable temporary difference from unrealized invested revenue	0	48,501,370
	Taxable temporary difference from recognition of pension expenses	35,901,901	28,435,075
C.	Deferred income tax assets-current	3,167,918	14,076,141
	Deferred income tax liabilities-current	(3,744,029)	(11,310,843)
	Net deferred income tax-current	($576,111)	$2,765,298
D.	Deferred income tax assets-non-current	49,252,542	2,522,753
	Deferred income tax liabilities-non-current	(8,975,475)	(6,301,276)
	Net deferred income tax-non-current	$40,277,067	($3,778,523)

(3) *Adjustments between accrued income tax and income tax for the period ended June 30, 2000 and 1999 are as follows:*

	June 30, 2000	June 30, 1999
Accrued income tax	$173,313,339	$107,577,315
Deferred income tax expenses (revenue) on unrealized exchange gain	12,275,013	35,150,573
Deferred income tax expenses (revenue) on unrealized gain/loss	0	1,435,500
Deferred income tax expense on recognition of pension	0	1,423,151
Deferred income tax expenses on recognition of maintenance	0	318,090
Tax on a separate basis	54,619,678	59,436,782
Income tax credit	(23,175,940)	0
Adjustments on previous year's income tax	(27,032,090)	4,658,589
Total income tax expenses	$190,000,000	$210,000,000

(4) *The Company's business income tax application has been assessed on 1997 by the tax authority.*

(5) *Shareholders' dividend withholdings tax:*

	June 30, 2000	June 30, 1999
Balance of shareholders' tax withheld account	$878,293,981	$455,952,174

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

	June 30,	
	2000 (Estimate)	1999 (Actual)
Tax withholding rate	23.06%	(a)

(a) According to the memorandum of No.11620 on Feb. 24, 1975 released by the MOF, the Company can't distribute the retained earnings of 1998.

(6) The undistributed retained earnings:

	June 30,	
Year	2000	1999
Prior to 1997	$482,014,100	$1,422,343,604
After 1998	3,809,072,263	1,341,645,934
Total	$4,291,086,363	$2,763,989,538

17. EARNINGS PER SHARE

	June 30,	
	2000	1999
Net income after income tax (a)	$1,939,875,977	$1,954,952,506
Year-end outstanding number of shares	1,723,937,431	1,567,215,847
Weighted average outstanding number of shares (b)	1,723,937,431	1,567,215,847
Adjusted weighted average outstanding number of shares (c)	1,723,937,431	1,723,937,431
Earnings per share (a)/(b)	$1.13	$1.25
Adjusted earnings per share (a)/(c)	$1.13	$1.13

The changes of the above weighted average outstanding number of shares are shown below:

	June 30,	
	2000	1999
Shares, at the beginning of year	$1,723,937,431	$1,567,215,847
Capital increment out of retained earnings in 1999	0	15,672,158
Capital increment out of capital surplus in 1999	0	141,049,426
Total	$1,723,937,431	$1,723,937,431

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

18. RELATED PARTY TRANSACTIONS

(1) Related parties

(1) Fubon Land Development Co., Ltd	The company's chairman is the company's chairman
(2) Fu-An Leasing Co., Ltd.	Affiliate
(3) Fubon Commercial Bank Co., Ltd.	Affiliate
(4) Fubon Investment Services Co., Ltd.	Affiliate
(5) Fubon Securities Co., Ltd.	Affiliate
(6) Fubon Securities Investment Trust Co., Ltd.	The company's chairman is the second immediate family member of the company's chairman
(7) Tao Yin Co., Ltd.	Affiliate
(8) Ming Tong Co., Ltd.	Affiliate
(9) Fubon Life Assurance Co., Ltd.	The company's chairman is the second immediate family member of the company's chairman
(10) Fubon Securities Finance Co., Ltd.	Affiliate
(11) Fubon Bills Finance Co., Ltd.	Affiliate
(12) Fubon Direct Marketing Consulting Co., Ltd.	Affiliate
(13) Fubon Art Foundation.	The company's chairman is an immediate family member of the company's chairman
(14) Chung Hsing Construction Co., Ltd.	The company's chairman is the company's chairman
(15) Fubon Future Co., Ltd.	Affiliate
(16) Fubon Construction Management Co., Ltd.	The company's chairman is the company's chairman
(17) Fubon Technology Consulting Co., Ltd.	Affiliate
(18) Fubon Culture & Education Foundation.	The company's chairman is an immediate family member of the company's chairman
(19) Fubon Charity Foundation	The company's chairman is an immediate family member of the company's chairman

FUBON INSURANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)
(Expressed in New Taiwan Dollars Unless Otherwise Stated)

(2) Transactions with related parties

A. Premium Revenues (from related parties):

Name	June 30, 2000 Direct Written Premiums	June 30, 2000 Premiums Receivables
(1) Fubon Land Development Co., Ltd.	$36,028	$19,260
(2) Fu-An Leasing Co., Ltd.	13,743	3,974
(3) Fubon Commercial Bank Co., Ltd.	23,663,234	2,394,752
(4) Fubon Investment Services Co., Ltd.	8,946	4,686
(5) Fubon Securities Co., Ltd.	743,569	661,470
(6) Fubon Securities Investment Trust Co., Ltd	72,588	36,984
(7) Tao Yin Co., Ltd.	377,162	44,546
(8) Ming Tong Co., Ltd.	661,479	126,884
(9) Fubon Life Assurance Co., Ltd.	652,191	368,008
(10) Fubon Securities Finance Co., Ltd.	78,895	39,798
(16) Fubon Construction Management Co., Ltd.	427	0
Total	$26,308,262	$3,700,362

Name	June 30, 1999 Direct Written Premiums	June 30, 1999 Premiums Receivables
(1) Fubon Land Development Co., Ltd.	$142,128	$56,702
(2) Fu-An Leasing Co., Ltd.	12,847	1,872
(3) Fubon Commercial Bank Co., Ltd.	45,233,082	2,242,852
(4) Fubon Investment Services Co., Ltd.	7,952	1,136
(5) Fubon Securities Co., Ltd	1,194,341	231,880
(6) Fubon Securities Investment Trust Co., Ltd	108,054	45,402
(7) Tao Yin Co., Ltd.	7,553	0
(8) Ming Tong Co., Ltd.	321,169	336
(9) Fubon Life Assurance Co., Ltd.	1,325,950	310,003
(10) Fubon Securities Finance Co., Ltd.	145,618	52,995
(14) Chung Hsing Construction Co., Ltd.	486,165	0
(16) Fubon Construction Management Co., Ltd.	5,498	0
Total	$48,990,357	$2,943,178

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

B. Real-estate rental income (from related parties):

	June 30, 2000	
Name	Rental Income	Guarantee Deposits
(1) Fubon Land Development Co., Ltd.	$17,712	$0
(3) Fubon Commercial Bank Co., Ltd	37,944,990	2,504,600
(5) Fubon Securities Co., Ltd.	11,021,281	3,896,396
(6) Fubon Securities Investment Trust Co., Ltd.	1,746,176	523,200
(7) Tao Yin Co., Ltd.	1,324,572	400,000
(8) Ming Tong Co., Ltd.	1,324,572	400,000
(9) Fubon Life Assurance Co., Ltd	25,592,443	9,240,818
(10) Fubon Securities Finance Co., Ltd.	738,478	440,000
(11) Fubon Bills Finance Co., Ltd.	1,213,118	123,304
(12) Fubon Direct Marketing Consulting Co., Ltd.	5,669,612	1,446,800
(15) Fubon Future Co., Ltd.	3,106,860	948,000
(18) Fubon Culture & Education Foundation	442,860	0
(19) Fubon Charity Foundation	442,860	0
Total	$90,585,534	$19,923,118

	June 30,1999	
Name	Rental Income	Guarantee Deposits
(1) Fubon Land Development Co., Ltd.	$1,342,284	$400,000
(3) Fubon Commercial Bank Co., Ltd	34,511,086	2,504,600
(4) Fubon Investment Services Co., Ltd.	417,144	137,760
(5) Fubon Securities Co., Ltd	22,473,125	7,843,196
(6) Fubon Securities Investment Trust Co., Ltd.	6,243,426	2,014,420
(7) Tao Yin Co., Ltd.	1,324,572	400,000
(8) Ming Tong Co., Ltd.	1,324,572	400,000
(9) Fubon Life Assurance Co., Ltd	18,264,146	7,225,118
(11)Fubon Bills Finance Co., Ltd.	909,136	123,304
(12)Fubon Direct Marketing Consulting Co., Ltd.	3,449,054	966,000
(13)Fubon Art Foundation	286,860	0
(15)Fubon Future Co., Ltd.	3,040,189	948,000
(17)Fubon Technology Consulting Co., Ltd.	42,000	0
Total	$93,627,594	$22,962,398

All of leases are operating leases, and there are no material differences from market prices.

FUBON INSURANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)
(Expressed in New Taiwan Dollars Unless Otherwise Stated)

C. Others:

a. The Company had deposits in Fubon Commercial Bank Co., Ltd. of about $2,598,100,000 as of June 30, 2000 and $3,597,160,000 as of June 30, 1999, respectively.

b. The Company had a group insurance policy with Fubon Life Assurance Co., Ltd. The insurance expenses were $5,290,000 and $5,160,000 as of June 30, 2000 and 1999, respectively.

c. The Company had a service contract with Fubon Securities Co., Ltd. to handle share registry and underwriting of common stocks. The Company paid $4,570,000 and $4,400,000 services fees and $17,760,000 and $5,670,000 underwriting fees as of June 30, 2000 and 1999, respectively.

d. The Company had a service contract with Fubon Investment Services Co., Ltd. to provide consultation services and paid service fees of $2,500,000 as of June 30, 2000 and 1999 respectively.

e. The Company had a service contract with Fubon Land Development Co., Ltd to provide consultation services and paid service fees of $4,910,000 and building design fees of $2,310,000 as of June 30, 2000.

f. The Company had a service contract with Fubon Direct Marketing Consulting Co., Ltd. to provide marketing services and paid service fees of $16,260,000 as of June 30, 2000.

g. The Company had a service contract with Fubon Construction Management Co., Ltd. to provide services and paid service fees of $5,130,000 as of June 30, 2000.

h. The Company signed a co-construction contract with Fubon Land Development Co. Ltd in June 2000 to develop a piece of land in Taipei. Total estimated construction cost would be about $600,000,000. The Company is responsible for funding 51.16% of the construction.

i. The Company sold 5,000,000 shares of Pacific Cellular Corp. on March 1999 to Fubon Life Assurance Co., Ltd. The proceeds from sale of this investment were $225,000,000 and gain on disposal of this investment was $174,330,000.

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

19. ASSETS PLEDGED

	June 30, 2000	June 30, 1999
Guarantee Deposits Paid		
1. Government treasury bill	$2,685,936,574	$2,449,574,847
2. Time deposits	11,731,600	2,500,000
Total	$2,697,668,174	$2,452,074,847

(1) Government treasury bills deposited in The Central Bank of China as insurance guarantee required by the Insurance Law.

(2) The pledged assets are disclosed at their net carrying values.

20. OTHER IMPORTANT MATTERS AND CONTINGENT LIABILITIES

A. The Company had an insurance dispute with the Ju Jiang Construction Co., Ltd. In 1993 and had paid an indemnity of $49,240,000. This case is at the Supreme Court of appeal and has not been resolved as of June 30, 2000.

B. The Company had an insurance dispute with the Farmers Bank of China and was required to pay an indemnity of $5,000,000. This case is at the Supreme Court of appeal and has not been resolved as of June 30, 2000.

C. The Company had an insurance dispute with Taichung Business Bank and was required to pay an indemnity of $18,000,000. Legal proceedings have been initiated and not have been resolved as of June 30, 2000.

D. The Company had an insurance dispute with Taipei Seventh Credit Cooperation and was required to pay an indemnity of $11,140,000. This case needs to be investigated and declared judicially to go back to preparation procedure.

E. The Company had a dispute for exchanges of assets with Ms. Yan-Jan Wang. This case is at district court on trial as of June 30, 2000. The actual exchange square meters of floor assigned to Ms. Wang should wait for the final sentence of the court.

F. The Company had an insurance dispute with the Ja-Zu Enterprise Ltd., and was required to pay an indemnity of $36,000,000. This case is at the district court of appeal and has not been resolved as of June 30, 2000.

G. The Company had an insurance dispute with Chulong corp., and was required to pay an indemnity of $4,847,000. This case is at the district court of appeal and has not been resolved as of June 30, 2000.

(Expressed in New Taiwan Dollars Unless Otherwise Stated)

H. The Company had an insurance dispute with Zo-Lian Country Farmers association and was required to pay an indemnity of $3,806,000. This case is at the district court of appeal and has not been resolved as of June 30, 2000.

21. SERIOUS DAMAGES: None

22. SUBSEQUENT EVENTS

Taiwan's Fubon Group and Citigroup have a formal agreement to form a strategic partnership on July 19, 2000. Please refer to Note 23 for further details.

23. OTHER IMPORTANT EVENTS

Citigroup and Taiwan's Fubon Group announce a strategic partnership to expand business in Taiwan and Asia. Citigroup will invest in each of Fubon's five financial services companies and hold 15% of the outstanding shares of interest of each company.

The proposed investment in Fubon's five businesses is estimated to be approximately NT$23 billion (US$750 million).

24. INFORMATION FOR INVESTMENT IN MAINLAND CHINA: None

25. PENSION RELATED INFORMATION

The interim financial statements are not required to follow the principles outlined in the statements of Financial Accounting Standards No. 18 "Accounting for Pensions".

26. FINANCIAL PRODUCTS RELATED INFORMATION

(1) Financial derivatives related information: None

(2) Non financial derivatives related information:

The book value of non-financial derivatives as of June 30, 2000 is almost the same as the estimated fair market value.

27. SEGMENT INFORMATION

The interim financial statements are not required to follow the principles outlined in the statements of Financial Accounting Standards No. 20 "Disclosures of Segment Financial Information".

28. RECLASSIFICATIONS

Certain amounts on the June 30, 1999 financial statements have been reclassified to conform to the June 30, 2000 presentation for comparison purposes. These reclassifications do not have a significant impact on the financial statements.

Reference 1: Gross Premiums

	June 30, 2000				1999	
	Direct Written Premiums	Reinsurance Premiums Assumed	Discount Premiums	Gross Premiums	Direct Written Premiums	Reinsurance Premiums Assumed
	(In thousands)					
Motor:						
Motor physical damages insurance	1,580,665	68,753	90,560	1,558,858	1,635,978	116,057
Motor third party liability insurance	1,849,396	59,467	131,689	1,777,174	1,861,552	69,335
Motor compulsory third party liability insurance	1,161,484	193,988	0	1,355,472	1,232,040	186,886
Motorcycle compulsory third party liability insurance	416,457	(3,514)	21,025	391,918	1,267,289	269,761
Fire:						
Fire insurance	432,667	8,255	7,216	433,706	470,119	33,266
Long-term fire insurance	318,692	0	2,071	316,621	367,333	0
Long -term fire savings insurance	53,183	0	0	53,183	93,997	0
Fire & allied perils insurance	915,240	58,346	2,650	970,936	625,664	51,277
Shop comprehensive insurance	14,945	0	84	14,861	12,829	0
Marine cargo:						
Marine cargo insurance	453,151	34,360	0	487,511	413,294	48,167
Casualty:						
Engineering insurance	513,733	14,255	0	527,988	516,940	17,689
Performance bond insurance	38,856	2,326	0	41,182	42,222	73
Other property insurance	76,991	1,239	0	78,230	72,667	1,923
Liability insurance	480,280	19,177	0	499,457	377,118	18,520
Consumer's loan credit insurance	72,860	0	0	72,860	66,634	0
Other:						
Marine hull insurance	42,653	1,128	0	43,781	39,349	397
Fishing vessels insurance	112,873	15,994	0	128,867	104,716	18,084
Aviation insurance	39,770	2,611	0	42,381	42,077	6,045
Nuclear insurance	0	16,619	0	16,619	0	11,801
Total	8,573,896	493,004	255,295	8,811,605	9,241,818	849,281

Reference 2: Unearned Premiums Reserve

	June 30,					
	2000					
	Balance at Beginning	Provision	Reserve Released	Balance at the end	Balance at Beginning	Provision
	(In thousands)					
Motor:						
Motor physical damages insurance.	796,085	403,361	407,922	791,524	875,790	407,922
Motor third party liability insurance	848,163	532,615	423,171	957,607	895,854	423,171
Motor compulsory third party liability insurance	893,450	377,526	438,964	832,012	967,851	478,608
Motorcycle compulsory third party liability insurance	750,698	634,945	739,173	646,470	—	614,259
Fire:						
Fire insurance	110,168	60,938	74,477	96,629	150,352	74,477
Long-term fire insurance	3,323,126	3,338,222	3,323,126	3,338,222	3,138,357	3,278,163
Long -term fire savings insurance	496,626	503,633	496,626	503,633	443,229	474,606
Fire & allied perils insurance	104,633	34,774	11,003	128,404	76,166	11,003
Shop comprehensive insurance	12,016	4,986	4,400	12,602	12,940	4,400
Marine cargo:						
Marine cargo insurance	108,614	58,318	53,972	112,960	112,321	53,972
Casualty:						
Engineering insurance	176,984	59,455	79,559	156,880	109,259	79,559
Performance bond insurance	12,865	4,745	3,871	13,739	9,164	3,871
Other property insurance	9,675	6,350	7,611	8,414	12,735	7,611
Liability insurance	238,025	120,442	108,934	249,533	188,968	108,934
Consumer's loan credit insurance	2,922	1,644	2,922	1,644	11,983	1,036
Other:						
Marine hull insurance	15,039	9,961	9,245	15,755	16,042	9,245
Fishing vessels insurance	43,983	18,593	20,922	41,654	44,896	20,922
Aviation insurance	5,921	1,488	2,180	5,229	3,663	2,180
Nuclear insurance	308	3,079	2,833	554	533	2,833
Sub -Total	7,949,301	6,175,075	6,210,911	7,913,465	7,949,301	6,056,772
Provision for special reserve	(41,635)	0	0	(41,635)	(41,635)	0
Total	6,175,075	6,175,075	6,210,911	7,871,830	7,028,467	6,056,772

FUBON INSURANCE CO. LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)
(Expressed in New Taiwan dollars unless otherwise stated)

Reference 3: Interest Income

	June 30, 2000	June 30, 1999
Interest income from bank accounts	$148,523	$173,887
Interest on loans	5,100	7,562
Interest on negotiable certificate deposits	109,715	154,205
Interest on government bonds	164,027	109,172
Interest on corporate bonds	30,536	65,712
Commercial paper	29,442	60,460
Financial debentures	9,287	8,816
Notes issued under repurchase agreements	132,038	76,771
Interest on overseas investment	25,424	38,025
Interest on treasury bill	1,903	0
Other	279	13,989
Total	$656,274	$708,599

Reference 4: Other Operating Income

	June 30, 2000	June 30, 1999
Gain on sale of marketable securities	$1,501,767	$234,717
Cash dividends income	149,191	287,235
Gain on disposal of bills	75	3,035
Gain on sale of government bonds	12,722	7,869
Other realized gain from investment	123,398	46,353
Total	$1,787,153	$579,209

Reference 5: Other Operating Costs

	June 30, 2000	June 30, 1999
Loss on sale of marketable securities	$495,937	$553,453

Reference 6: Marketing Expenses

	June 30, 2000	June 30, 1999
Bad debt expenses	$118,119	$80,967
Depreciation (for investment purpose)	29,704	28,770
Other marketing expenses	1,217,690	1,354,607
Total	$1,365,513	$1,464,344

FUBON INSURANCE CO. LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)
(Expressed in New Taiwan dollars unless otherwise stated)

Reference 7: Administrative & General Expenses

	June 30, 2000	June 30, 1999
Land taxes	$12,781	$26,557
Depreciation	41,170	41,827
Other administrative and general expenses	197,078	192,759
Total	$251,029	$261,143

Reference 8: Non Operating Revenues

	June 30, 2000	June 30, 1999
Gain on disposal of assets	$304	$27
Other income	24,599	171,844
Sub-total	$24,903	$171,871

Reference 9: Non-Operating Expenses

	June 30, 2000	June 30, 1999
Loss on foreign exchange	$61,798	$239
Loss on disposal of assets	244	63
Other expenses	32,835	15,388
Sub-total	$94,877	$15,690

INDEPENDENT AUDITORS' REPORT

To: Board of Directors
Fubon Insurance Co., Ltd.

We have audited the accompanying balance sheets of Fubon Insurance Co., Ltd. as of December 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in Taiwan, Republic of China, which are substantially similar to generally accepted auditing standards in the United States of America and the regulations governing such audits. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fubon Insurance Co., Ltd. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, in conformity with ROC generally accepted accounting principles.

BDO TAIWAN UNION & CO.

February 19, 2000

FUBON INSURANCE CO., LTD.

BALANCE SHEETS

DECEMBER 31, 1999 and 1998

	December 31,	
	1999	1998
	NT$	NT$
Assets	(in thousands)	
Current assets		
Cash and cash equivalents (Notes 2, 4)	13,158,875	14,826,538
Short-term investments (Notes 2, 5)	15,701,014	12,961,941
Notes receivables (Notes 2, 6)	1,183,728	1,077,304
Accrued income	265,856	394,346
Premiums receivables (Notes 2, 6)	1,662,104	2,251,102
Reinsurance recovery receivables (Note 7)	10,625,926	4,573,304
Due from other insurers	515,241	741,641
Other receivables	507,280	638,634
Prepayments	92,502	222,437
Sub-total	43,712,526	37,687,247
Loans		
Mortgage loans (Note 8)	149,305	73,660
Sub-total	149,305	73,660
Funds, Long-Term Investments, and Receivables		
Long-term investments (Notes 2, 9)	12,685,387	11,351,109
Sub-total	12,685,387	11,351,109
Fixed Assets (Notes 2, 10)		
Land	600,550	629,923
Buildings	1,074,791	1,092,439
Transportation equipment	77,502	74,555
Other equipment	357,992	348,847
Cost	2,110,835	2,145,764
Less: Accumulated depreciation	(505,991)	(427,253)
Construction in progress and equipment ordered	84,500	13,459
Sub-total	1,689,344	1,731,970
Other Assets		
Prepayment for pensions	35,902	19,512
Guarantee deposits paid	2,792,714	2,563,353
Overdue receivables (Note 11)	0	87,120
Reinsurance liability reserve contributed	8,974	13,562
Deferred charges	45,174	7,902
Sub-total	2,882,764	2,691,449
Total Assets	61,119,326	53,535,435

The accompanying notes are an integral part of these financial statements.

FUBON INSURANCE CO., LTD.

BALANCE SHEETS (Continued)

DECEMBER 31, 1999 and 1998

	December 31,	
	1999	1998
	NT$	NT$
Liabilities & Stockholders' Equity	(in thousands)	
Current Liabilities		
Notes issued under repurchase agreements (Note 2)	263,188	705,604
Accrued expenses	474,631	386,038
Accrued tax	179,240	119,825
Commissions payable	256,392	279,708
Indemnity payments payable	8,866,872	2,952,873
Reinsurance indemnity payable	214,076	60,257
Payables to other insurers	471,676	538,110
Other payable	1,339,309	1,911,702
Advance receipts	319,943	1,338,343
Sub-total	12,385,327	8,292,460
Long-term liabilities		
Reserve for land value increment tax	9,264	9,263
Sub-total	9,264	9,263
Other liabilities		
Reserve for operations (Note 12)	15,684,515	14,029,757
Guarantee deposits	51,435	51,687
Reinsurance liability reserve received	1,019,408	1,277,557
Sub-total	16,755,358	15,359,001
Total liabilities	29,149,949	23,660,724
Stockholders' equity		
Common stock (Note 13)	17,239,374	15,672,158
Capital surplus (Note 14)		
Additional paid-in capital	10,183,539	11,594,033
Gains on disposal of fixed assets	79,954	79,933
Assets revaluation surplus	1,104	1,104
Retained earnings (Note 15)		
Legal reserve	1,188,643	1,054,478
Unassigned retained earnings	4,291,086	2,763,990
Equity adjustment:		
Unrealized long-term equity investments loss	(1,013,902)	(1,290,784)
Accumulated translation adjustments	(421)	(201)
Sub-total	31,969,377	29,874,711
Total liabilities and Stockholders' equity	61,119,326	53,535,435

The accompanying notes are an integral part of these financial statements.

FUBON INSURANCE CO., LTD.

INCOME STATEMENTS

DECEMBER 31, 1999 and 1998

	Years ended December 31,	
	1999	1998
	NT$	NT$
Operating Revenues	(in thousands)	
Interest income	1,394,889	1,505,369
Gross Premiums	17,595,236	16,740,674
Reinsurance commission income	2,448,076	2,553,517
Reinsurance recovery and subrogation	12,363,521	6,555,908
Unearned premiums reserve release	7,028,468	6,358,082
Special reserve release	384,423	233,562
IBNR reserve release	99,078	94,313
Fee income	4,852	9,168
Gain on long-term equity investments	1,056,330	—
Gain on real-estate investments	367,935	358,570
Other operating income	1,480,793	1,541,098
Sub-total	44,223,601	35,950,261
Operating Cost		
Interest expenses	(86,679)	(90,726)
Reinsurance premiums ceded	(8,445,019)	(9,065,370)
Commissions expenses	(1,614,972)	(1,677,168)
Loss incurred	(17,348,258)	(10,795,207)
Provision for unearned premiums reserve	(7,994,304)	(7,093,219)
Provision for special reserve	(757,145)	(667,560)
Provision for IBNR reserve	(156,443)	(99,078)
Processing fees	(132,660)	(67,202)
Loss on Long-term equity investments	—	(12,294)
Loss on real estate investments	—	(24,512)
Other operating costs	(1,476,548)	(816,604)
Sub-total	(38,012,028)	(30,408,940)
Operating Gross Profit	6,211,573	5,541,321
Operating Expenses		
Marketing expenses	(2,867,570)	(2,577,829)
Administrative and general expenses	(570,360)	(483,338)
Operating Income	2,773,643	2,480,154
Non-operating Revenues		
Gain on asset disposal	29	842
Other income	437,056	52,149
Sub-total	437,085	52,991
Non-operating Expenses		
Loss on foreign exchange	(69,607)	(7,238)
Loss on asset disposal	(419)	(4,717)
Other expenses	(34,090)	(788,912)
Sub-total	(104,116)	(800,867)
Income from Continuing		
Operations before Income Taxes	3,106,612	1,732,278
Income taxes (Notes 2, 16)	(505,000)	(390,000)
Net income after taxes	2,601,612	1,342,278
Earnings per share (Notes 2,17)	$1.51	$0.79

The accompanying notes are an integral part of these financial statements.

Summary	Common Stock	Capital Surplus	Retained Earnings: Legal Reserve	Retained Earnings: Unappropriated Retained Earnings	Equity: Accu. Trans. Adj.
			(in thousands)		
Balance on January 1, 1998	NT$10,375,242	NT$9,571,830	NT$697,332	NT$4,041,357	—
Appropriations and distributions for 1997		—	—	—	—
Legal reserve	—	—	357,146	(357,146)	—
Stock dividends	2,235,048	—	—	(2,235,048)	—
Capital surplus transferred to capital stocks	2,235,048	(2,235,048)	—	—	—
Bonuses paid to employees transferred to capital stocks	26,819	—	—	(26,819)	—
Issuance of common stock for cash	800,000	4,337,657	—	—	—
Accumulated translation adjustments	—	—	—	—	(201)
Unrealized long-term equity investment loss	—	—	—	—	—
Net income after tax for the year ended December 31, 1998		—	—	1,342,278	—
Capital surplus from disposal of fixed assets	—	632	—	(632)	—
Rounding difference	1	(1)	—	—	—
Balance on December 31, 1998	NT$15,672,158	NT$11,675,070	NT$1,054,478	NT$2,763,990	(NT$201)
Balance on January 1, 1999	NT$15,672,158	NT$11,675,070	NT$1,054,478	NT$2,763,990	(NT$201)
Appropriations and distributions for 1998					—
Legal reserve		—	134,165	(134,165)	—
Cash dividends	—	—	—	(783,607)	—
Stock dividends	156,722	—	—	(156,722)	—
Capital surplus transferred to capital stock	1,410,494	(1,410,494)	—	—	—
Accumulated translation adjustments	—			—	(220)
Unrealized long-term equity investments loss	—	—	—	—	—
Net income after tax for the year ended December 31, 1999	—	—		2,601,612	—
Capital surplus from disposal of fixed assets	—	22	—	(22)	—
Rounding difference	—	(1)	—	—	—
Balance on December 31, 1999	NT$17,239,374	NT$10,264,597	NT$1,188,643	NT$4,291,086	(NT$421)

FUBON INSURANCE CO., LTD.

STATEMENTS OF CASH FLOWS
DECEMBER 31, 1999 and 1998

	Years ended December 31,	
	1999	1998
	NT$	NT$
	(In thousands)	
Cash Flows from Operating Activities		
Net Income for the Year	2,601,612	1,342,278
Adjustment		
Loss on bad debt	194,107	13,386
Depreciation expenses	141,243	138,779
Provision for reserve for operations	8,907,893	7,859,857
Unearned premiums reserve release	(7,028,468)	(6,358,082)
Valuation gain on short-term investments	(361,721)	—
Special reserve release	(384,423)	(233,562)
IBNR reserve release	(99,078)	(94,313)
Gain on disposal of long-term investments	(1,046,542)	—
Valuation loss on short-term investments	—	770,344
Loss on disposal of assets	418	4,717
Gain on disposal of assets	(29)	(842)
Gain on disposal of real estate	(70,206)	(105,751)
Loss on disposal of real estate	—	24,512
Unrealized gain in long-term equity investments	(9,787)	12,294
Notes receivables (increase) decrease	(138,605)	(5,560)
Tax receivables	—	60,429
Accrued income (increase) decrease	128,490	(44,000)
Premiums receivables (increase) decrease	579,942	(527,891)
Reinsurance recovery receivables (increase) decrease	(6,052,622)	857,532
Due from other insurers (increase) decrease	159,966	(175,113)
Other receivables (increase) decrease	131,354	(348,891)
Prepayments (increase) decrease	101,964	(107,582)
Deferred tax assets-current (increase) decrease	27,971	(39,669)
Deferred tax assets-noncurrent (increase) decrease	(40,277)	—
Overdue receivables (increase) decrease	(61,395)	3,135
Notes payable increase (decrease)	—	(18,671)
Accrued expenses increase (decrease)	88,593	(48,014)
Accrued tax increase (decrease)	59,415	26,369
Commission payable increase (decrease)	(23,316)	(10,372)
Indemnity payments payable increase (decrease)	5,913,999	(786,813)
Reinsurance indemnity payable increase (decrease)	153,820	31,316
Other payable increase (decrease)	(572,393)	(88,149)
Advance receipts increase (decrease)	(1,018,401)	876,642
Accrued pension liability	—	(12,309)
Provision of unpaid claim reserve for reported claim increase	273,227	364,320
Deferred income tax liability-noncurrent increase (decrease)	(2,355)	(4,047)
Net Cash Provided by (Used in) Operating Activities	2,554,396	3,376,279
Cash Flows from Investment Activities		
Short-term investments (increase) decrease	(2,377,352)	(3,234,294)
Mortgage (increase) decrease	(80,000)	—
Proceeds from disposal of long-term investments	1,355,539	1,004,344
Acquisition of long-term investments	(1,279,762)	(4,828,760)
Disposal of fixed assets	688	3,896
Acquisition of fixed assets	(106,304)	(143,859)
Deferred charges (increase) decrease	3,005	(6,221)
Acquisition of non-operating assets	(16,638)	(6,921)
Guarantee deposits paid (increase) decrease	(229,361)	(647,413)
Provision for reinsurance liability reserve (increase) decrease	4,588	6,458
Net Cash Used in Investing Activities	(2,725,597)	(7,852,770)

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

FUBON INSURANCE CO., LTD.

STATEMENTS OF CASH FLOWS (Continued)
DECEMBER 31, 1999 and 1998

	Year ended Dec. 31,	
	1999	1998
	NT$	NT$
	(in thousands)	
Cash Flows from Financing Activities		
Notes issued under repurchase agreement increase (decrease)	(442,416)	49,590
Provision for other liability reserve increase (decrease)	(86,638)	(41,635)
Provision for special reserve increase (decrease)	21,120	(21,120)
Received from liability reserve increase (decrease)	53,480	(40,651)
Received from guarantee deposit increase (decrease)	(252)	13,242
Receivable from reinsurance liability reserve increase (decrease)	(258,149)	(73,015)
Issued cash dividend	(783,607)	—
Increasing capital by cash	—	5,137,657
Net cash provided by financing activities	(1,496,462)	5,024,068
Increase (decrease) in cash and cash equivalents	(1,667,663)	547,577
Cash and cash equivalents at the beginning of year	14,826,538	14,278,961
Cash and cash equivalents at the end of year	13,158,875	14,826,538
Supplemental Disclosure of Cash Flows Information		
Interest paid (excluding capitalized interest)	86,679	90,982
Income tax paid	460,247	419,657

The accompanying notes are an integral part of these financial statements.

FUBON INSURANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS
(Expressed in New Taiwan dollars unless otherwise stated)

1. ORGANIZATION OF BUSINESS

Fubon Insurance Co., Ltd. (the "Company") was incorporated on April 17, 1961 in Taiwan, pursuant to the provision of the Company Law (the "Company Law") of the Republic of China ("ROC"). The Company primarily engages in the business of property and casualty insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Cash and Cash Equivalents

Cash equivalents are all highly liquid instruments, such as treasury bills, commercial paper and bank acceptance purchases with a maturity period of three months or less, and other highly liquid investments with insignificant interest rate risk.

(2) Short-Term Investments

Marketable equity securities are recorded at cost when acquired and stated at the lower of cost or market value on the balance sheet date. Stock dividends are treated as an increase in the number of shares. The cost of marketable equity securities sold is determined by the weighted-average cost method.

Investment fund certificates are recorded at cost when acquired and stated at the lower of cost or market value on the balance sheet date. The cost of investment fund certificates sold is determined by the weighted-average cost method.

Short-term notes are recorded at cost when acquired and stated at the lower of cost or market value on the balance sheet date, if the market value is available. The cost of these notes, interest income, and gain or loss either due to maturity or resulting from the sale of notes are determined by the specific identification method.

Bonds and convertible bonds are recorded at cost when acquired and stated at the lower of cost or market value on the balance sheet date. The cost of these bonds sold is determined by the specific identification method.

(3) Allowance for Bad and Doubtful Debts

Allowance for bad and doubtful debts on notes receivables, premiums receivables, accounts overdue and other receivables is determined based on the aging of outstanding balances of such accounts and the past experience of the Company.

(4) Bonds Attached With Repurchase or Resale

The bonds with repurchase or resale option whose attributes of risk and reward are judged by their real transactions. It will be considered as the financing action, if the reward or risk is attributed to seller side, while it will be considered as trading action if the reverse is the case.

If a transaction under resale agreement meets the financing criterion, such deals should be recorded at trading price on trading date, and listed under the item as assets. While the resale of the security should be viewed as assets in cash, the difference should be considered as interest income.

If a transaction under repurchase agreement meets the financing criterion, the deal should be recorded at trading price on trading date, and listed under the item as liabilities. While the repurchase of the security should be viewed as liabilities pay off, the difference should be considered as interest expenses.

(5) Long-Term Investments

Investments in (i) listed shares which the Company's board of directors resolves to hold for more than one year or (ii) unlisted shares are recorded as long-term equity investments. If an equity investment in listed shares is less than 20% of the investee's common stock and the Company's management does not exercise significant influence over such investee, this equity investment is stated at the lower of cost or market value, and any provision for diminution in value is treated as unrealized loss and is accounted as an adjustment to stockholders' equity. If an equity investment in unlisted shares is less than 20% of the investee's common stock and the Company's management does not exercise significant influence over such investee, such investment is stated at cost, and any provision for a permanent diminution in value is treated as a non-operating loss of the period and the investment is reported at cost less provision. Stock dividends are accounted as an increase in the number of shares held.

If an equity investment is more than 20% of the investee's common stock and the Company's management exercises significant influence over such investee, this equity investment is accounted for using the equity method. Under the equity method, if the difference between investment cost and underlying equity in net assets comes from discrepancies between the book value of assets and their fair market values, then an investor company shall offset all unamortized differences when conditions making such over - or under-valuation are no longer present. If the source of the difference between the investment cost and underlying equity in net assets cannot be identified, such difference shall be amortized for a period between 5 and 20 years.

If the investee company issues new shares and original shareholders do not purchase new shares proportionately, then the investment percentage, and therefore, the equity in net assets for the investment will be changed. Such difference shall be used to adjust the additional paid-in capital and the long-term investment accounts. If the adjustment stated above is to debit the additional paid-in capital account and the book balance of additional paid-in capital from long-term investments is not enough to be offset, then the difference shall be debited to the retained earnings account.

The cost of investments sold is determined by the weighted-average cost method.

(6) Investments in Real Estate

Investments in real estate are stated at cost when acquired. The cost of an investment in real estate and its corresponding revaluation surplus and accumulated depreciation are written off upon retirement or disposal. The gain or loss resulting from disposal of an investment in real estate is classified as an operating gain or loss.

Depreciation is calculated by the straight-line method based on the "Estimated Useful Life of Fixed Assets Table" published by the Executive Yuan of the Republic of China ("ROC") government (the "Government"). After the end of its estimated useful life, if a depreciable real estate is still in use, depreciation is determined according to its newly estimated remaining useful life.

(7) Fixed Assets

Fixed assets are recorded at cost when acquired. Material improvements, additions and renewals which can extend an asset's economic useful life or increase its value are capitalized when incurred, while expenditures related to regular maintenance and repair are expensed in the profit and loss account.

The cost of a fixed asset and its corresponding revaluation surplus and accumulated depreciation are written off upon retirement or disposal. The gain or loss resulting from such a disposal is recorded as a non-operating gain or loss. The gain (after tax) from such a disposal is transferred to the capital surplus account in the year when it arises.

Fixed assets are depreciated in accordance with the straight-line method under the "Estimated Useful Life of Fixed Assets Table" published by the Executive Yuan of the Government. After the end of its estimated useful life, if a depreciable asset is still in use, depreciation is determined according to its newly estimated remaining useful life.

(8) Deferred Charges

Deferred charges of the Company are stated at cost and amortized over three years in accordance with the straight-line method.

(9) Insurance Premium Revenues and Expenses

The gross premiums of direct insurance are recognized as revenues when the policy is issued. In general, reinsurance premiums assumed and reinsurance commission expenses are recognized upon assumption of reinsurance, and claim expenses for assumed reinsurance policies are recognized when being notified to make such claim payments, and at the end of each quarter, adjustments to such recognition are made based on past experience. Other underwriting expenses are estimated and recorded at the end of each quarter.

(10) Pension Plan (and its Reserve)

In April 1998, the Company has adopted the new pension plan due to the application of labor law standards, which applied to all employees.

The Company set up its Labor Pension Fund Committee and Pension Policy in 1988. Pursuant to the Regulations Governing Labor Pension Reserves and Management Acts of the ROC, the Company contributes 8.0% of total salaries and wages per month for the pension reserve and deposits these funds in an independent bank account. Since 1995, the Company has followed the requirements prescribed in the Statement of Financial Accounting Standards No. 18, entitled "Accounting for Pensions". Based on an actuarial report, only the minimum pension liability was required to be recognized and disclosed in 1995. In addition, net periodic pension costs are valued on an actuarial basis, and the funding status of the pension fund has been disclosed since 1996.

(11) Foreign Currency Transactions and Accounts

The Company records all transactions in New Taiwan dollars. In accordance with the Statement of Financial Accounting Standards No. 14, entitled "Accounting for Foreign Currency Transactions", all foreign currency transactions (except forward contracts) are recorded in New Taiwan dollars using the spot rate on the transaction date. All assets and liabilities stated in foreign currencies are translated into New Taiwan dollars at the exchange rate on the balance sheet date. Any gain or loss resulting from the translation is recognized as a non-operating gain or loss, except for long-term equity investments for which such a gain or loss is reported as "Accumulated Translation Adjustments" in statements of changes in stockholders' equity.

(12) Estimated Income Tax

In 1995 the Company adopted the provisions of Statement of Financial Accounting Standards No. 22, "Accounting for Income Taxes," for inter-period and intra-period tax allocations. Temporary differences of pre-tax amounts that give rise to taxable amount in a future period are classified as deferred tax liabilities, and temporary differences of pre-tax amounts that give rise to deductible amounts are classified as deferred tax assets. Furthermore, the Company is required to reduce deferred tax assets by a valuation allowance if some portion or all of the deferred tax assets will not be realized. A deferred tax liability or asset should, according to the classification of its related liability or asset, be classified as current or non-current. However, if a deferred tax liability or asset can't be related to a liability or asset in the financial statements, then it should be classified as current or non-current based on the expected length of time before it is settled or recovered.

The 10% business income tax on the Company's undistributed retained earnings shall be accrued as income tax based on the date of dividend declaration approved by the stockholders' meeting.

Prior year's income tax adjustment, if it is a change in an accounting estimate, should be recorded as an adjustment of current year's income tax expense.

(13) Capital Expenditure and Expenses

Expenditure is capitalized and amortized over its useful life if it involves a significant amount and benefits future periods. Otherwise, it is expensed in the year of expenditure.

(Expressed in New Taiwan dollars unless otherwise stated)

3. CHANGES IN ACCOUNTING PRINCIPLES AND THEIR EFFECTS: None

4. CASH AND CASH EQUIVALENTS

	December 31,	
	1999	1998
Cash on hand	3,773,942	8,840,633
Cash in banks	290,276,638	623,838,944
Time deposits	5,377,483,000	4,732,950,000
Transferable certificates of time deposits	4,145,000,000	6,629,119,198
Foreign currency deposits	516,930,452	460,692,301
Cash equivalents (1)	2,831,093,866	2,371,096,871
Less: Guarantee deposits (2)	(5,683,000)	—
Total	13,158,874,898	14,826,537,947
Interest rate	4.85% -5.95%	4.8%-7.25%

(1) Cash equivalents are bank acceptances and commercial paper, which can be cashed within three months.

(2) Please refer to Note 19 for further details.

5. SHORT-TERM INVESTMENTS

	December 31,	
	1999	1998
Share certificates (ordinary shares)	7,346,413,214	4,895,488,900
Beneficiary certificates	2,642,660,583	2,735,072,314
Corporate bonds	1,023,638,724	1,673,030,990
Short-term equity securities	1,303,201,417	1,136,026,245
Government bonds	5,158,022,410	3,759,555,489
Financial debentures	337,009,304	239,547,501
Overseas investments	992,668,385	1,735,381,746
Sub-total	18,803,614,037	16,174,103,185
Less: Guarantee deposits	(2,693,976,102)	(2,441,817,461)
Allowance for valuation loss	(408,623,494)	(770,344,485)
Total	15,701,014,441	12,961,941,239

(1) Please refer to Note 19 for further details.

(Expressed in New Taiwan dollars unless otherwise stated)

6. NOTES AND PREMIUMS RECEIVABLES—NET

(1) Notes Receivables

	December 31,	
	1999	1998
Notes receivables	1,226,962,708	1,088,357,564
Less: Allowance for bad and doubtful debts	(43,234,722)	(11,053,978)
Net	1,183,727,986	1,077,303,586

(2) Premiums Receivables

	December 31,	
	1999	1998
Premiums receivables	1,691,679,978	2,271,692,379
Less: Allowance for bad and doubtful debts	(29,576,457)	(20,590,969)
Net	1,662,103,521	2,251,101,410

7. REINSURANCE RECOVERY RECEIVABLES

Reinsurance recovery receivables claims for which, when the reinsurance loss is incurred, the Company can receive from other reinsurance company according to the ratio of reinsurance.

8. MORTGAGE LOANS—NET

Mortgage loans as of December 31, 1999 and 1998 are summarized below:

	December 31,	
	1999	1998
Mortgage loans	164,000,000	84,000,000
Less: Allowance for bad and doubtful debts	(14,694,970)	(10,340,000)
Net	149,305,030	73,660,000

The loan interest rates were 5%-9.25% and 9.25% as of December 31, 1999 and 1998.

(Expressed in New Taiwan dollars unless otherwise stated)

9. LONG-TERM INVESTMENTS

(1) Equity

Investee	December 31, 1999	December 31, 1998
A. Under the equity method:		
1. Fubon Venture Capital Corp.	99,910,400	90,342,437
B. Under the cost method:		
1. Central Reinsurance Corp	4,999,500	3,333,000
2. WK Technology Fund	74,750,000	74,750,000
3. Taiwan Aerospace Corp	65,528,150	65,528,150
4. China Trust Venture Capital	100,000,000	100,000,000
5. Quanta Display Inc	75,000,000	—
6. Ji-haw Industrial Co., Ltd	15,000,000	—
7. Chunghwa Picture Tubes, Ltd	9,434,000	—
8. Arco Communication Co., Ltd	9,250,000	—
9. China Alliance Venture Fund	120,000,000	100,000,000
10. Win Win Venture Capital Co., Ltd	69,680,000	69,680,000
11. Pacific Cellular Corp.	541,675,630	624,442,500
12. Teng Feng Venture Capital Investment Corp.	50,000,000	50,000,000
13. Kuo Chiao Venture Capital Investment Corp.	60,000,000	60,000,000
14. Preferred Stock of Texas Instrument Acer Inc.	—	200,000,000
15. TECO Electric & Machinery Co., Ltd	663,274,643	663,274,643
16. Sampo Corporation	21,564,410	21,564,410
17. Sharp CB III	30,000,000	30,000,000
18. Chin Fu Co., Ltd.	456,858,693	456,858,693
19. Hsin Yu Energy Development Co., Ltd	60,000,000	—
20. A-Trend Technology Co., Ltd.	347,666,666	347,666,666
21. FAT Venture Capital Co., Ltd.	50,000,000	50,000,000
22. Jen Hsin Securities Co., Ltd.	15,000,000	15,000,000
23. Primus Technology Fund	54,000,000	30,000,000
24. Yi Hua Venture Capital Investment Corp.	30,000,000	30,000,000
25. Global Synthetic Securities Co., Ltd.	451,035,000	451,035,000
26. Taiwan High Speed Rail Co., Ltd	925,000,000	625,000,000
27. Fubon Commercial Bank Co., Ltd	537,231,826	426,340,173
28. Fubon Securities Co., Ltd	1,196,222,701	1,114,490,949
29. Chin Tau Electronic Co., Ltd	85,000,000	85,000,000
30. Tai Mao Development Co., Ltd	50,400,000	50,400,000
31. Kuoyang Const. Co., Ltd	398,239,200	737,480,000
32. Master Link Security investment Trust Enterprise	57,000,000	57,000,000
33. Pacific Venture Capital Co., Ltd	25,000,000	25,000,000
34. Hann Star Display Corp	69,972,000	—
35. Preferred Stock of Texas Instrument Acer Inc	31,104,000	—
36. Acer Display Technology Inc	130,000,000	—
Sub-total	6,979,796,819	6,654,186,621
Prepayment for long-term investment	900,000,000	300,000,000
Allowance for long –term equity investments loss	(1,013,901,863)	(1,290,783,987)
Total	$6,865,894,956	$5,663,402,634

(Expressed in New Taiwan dollars unless otherwise stated)

A. The Company recognized investment revenue $9,784,000 and investment loss $1,725,000 as of December 31, 1999 and 1998 for long-term investment in equity securities under the equity method. The investment revenue or loss was based on the investee company's CPA audited financial statements.

B. Except for the investment in Fubon Venture Capital Corp., the Company invested in less than 20% of the outstanding voting stock in each of the above companies. The equity method is adopted for the investments in Fubon Venture Capital Corp., in which the Company holds more than 20% of the investee's voting shares. The cost method is used for all other long-term investments.

C. The Company invested in TECO Electric & Machinery Co., Ltd., Chin Fu Co., Ltd., Sampo Corp., Fubon Commercial Bank Co., Ltd., Fubon Securities Co., Ltd. and Kuoyang Const. Co., Ltd., which are intended to be held for long period of time and are approved by the board of directors. These investments are recorded as long-term investments.

D. The Company sold 5,000,000 shares of Pacific Cellular Corp. on March 1999 to Fubon Life Assurance Co., Ltd. The proceeds from sale of this investment were $225,000,000 and gain on disposal of this investment was $174,330,000.

E. The Company sold 18,550,000 shares of Pacific Cellular Corp. on May 20, 1999 to Daiwa Singapore Ltd., Nippon Investment Financial Co., Ltd. and NIF Taiwan Venture Limited, which were approved by the board of directors. The proceeds from sale of this investment were $1,060,900,000 and gain on disposal of this investment was $872,220,000.

F. The Company invested $800,000,000 in Taiwan Fixed Network Co., Ltd. And $100,000,000 in Sinostar Venture Capital Co., Ltd., which companies' registrations are in process at the end of December 31, 1999. The investments are recorded as a prepayment for long-term investment.

(2) *Real Estate Investments*

	December 31, 1999			
	Cost	Revaluation Surplus	Accumulated Depreciation	Net Value
Land	3,281,358,200	18,330,870	—	3,299,689,070
Buildings	2,715,242,493	—	(292,712,754)	2,422,529,739
Sub-total	5,996,600,693	18,330,870	(292,712,754)	5,722,218,809
Prepayment for land	97,273,189	—	—	97,273,189
Total	6,093,873,882	18,330,870	(292,712,754)	5,819,491,998

	December 31, 1998			
	Cost	Revaluation Surplus	Accumulated Depreciation	Net Value
Land	3,227,306,676	18,330,870	—	3,245,637,546
Buildings	2,677,776,872	—	(235,708,247)	2,442,068,625
Total	5,905,083,548	18,330,870	(235,708,247)	5,687,706,171

A. Depreciable assets and land were revalued on December 31, 1976. Total revaluation surplus is $31,360,000, $22,100,000 after deducting tax is recorded as capital surplus. $21,000,000 of such assets revaluation surplus has been transferred to capital stock as of Dec. 31, 1999.

B. As of December 31, 1999, the total rental income for the next five years is summarized as follows:

Years	Amounts (in thousands)
January 1, 2000— December 31, 2000	271,072
January 1, 2001— December 31, 2001	101,633
January 1, 2002— December 31, 2002	17,567
January 1, 2003— December 31, 2003	10,586
January 1, 2004— December 31, 2004	440
Total	401,298

(Expressed in New Taiwan dollars unless otherwise stated)

10. FIXED ASSETS

	December 31, 1999		
	Cost	Accumulated Depreciation	Net Value
Land	600,549,646	—	600,549,646
Buildings	1,074,790,890	(214,151,328)	860,639,562
Transportation equipment	77,502,541	(40,963,401)	36,539,140
Other equipment	357,991,701	(250,876,572)	107,115,129
Sub-total	2,110,834,778	(505,991,301)	1,604,843,477
Construction in progress	35,430,590	—	35,430,590
Prepayment for equipment	49,070,000		49,070,000
Total	2,195,335,368	(505,991,301)	1,689,344,067

	December 31, 1998		
	Cost	Accumulated Depreciation	Net Value
Land	629,923,404	—	629,923,404
Buildings	1,092,439,075	(186,316,959)	906,122,116
Transportation equipment	74,554,591	(30,845,794)	43,708,797
Other equipment	348,846,558	(210,090,296)	138,756,262
Sub-total	2,145,763,628	(427,253,049)	1,718,510,579
Construction in progress	13,459,411	—	13,459,411
Total	2,159,223,039	(427,253,049)	1,731,969,990

The Company insured fixed assets and real estate investments and paid premiums of $2,649,480,000 and $2,555,800,000 as of December 31, 1999 and 1998, respectively.

11. OVERDUE RECEIVABLES

	December 31,	
	1999	1998
Overdue receivables	154,760,276	93,365,520
Less: Allowance for bad and doubtful debts	(154,760,276)	(6,245,520)
Total	0	87,120,000

(Expressed in New Taiwan dollars unless otherwise stated)

12. RESERVE FOR OPERATIONS & LIABILITIES

	December 31, 1999	December 31, 1998
Unearned premium reserve	7,907,665,932	7,028,467,732
Special reserve	5,441,143,827	5,047,301,652
Reserves for claims	1,930,760,138	1,600,167,687
Other liability reserve	404,944,838	351,464,425
Sub-total	15,684,514,735	14,027,401,496
Deferred income tax liabilities-non-current	—	2,355,372
Total	15,684,514,735	14,029,756,868

Reserve for operations includes the following reserves:

(1) Unearned Premiums Reserve

A. According to the Implementation Rules of Insurance Law, the unearned premiums reserve is determined by multiplying total retained gross premiums for each policy by a prescribed rate.

B. Pursuant to the memorandum, issued by the MOF on October 29, 1994 entitled "Accounting Treatment of Mandatory Third-Party Liability Automobile Insurance," the provision for unearned premiums reserve in relation to mandatory third-party liability motor insurance is determined by retained pure gross premiums by prescribed rate as stated in the above mentioned memorandum.

(2) Special Reserve

The Company must provide provision for special reserve for each type of insurance policies according to the Insurance Law. The related provision and release of special reserve are expressed as follows:

A. Provision of special reserve is determined by the reserve formula issued by the MOF.

B. If the actual claims and claims adjustment expenses for a particular type of insurance are less than an amount determined by the MOF as the "expected" amount of claims and claims adjustment expenses for such insurance, the Company must also provide 50% of such difference as additional special reserve for such year.

C. If the actual claims and claims adjustment expenses exceed 150% of the "expected" amount, the Company can release such difference from the special reserve.

D. The total amount of special reserve of an insurance company for year-end and each type of insurance at the end of any year may not exceed its net earned premiums for such year from such type of insurance; any excess amount must be released from its reserves and treated as income of the insurance company. An insurance company may set aside additional special reserves with the approval of the MOF.

E. For compulsory car insurance policy, additional special reserve shall be provided according to the regulations of the MOF as follows: any remaining amount of total amount of retained earned pure premium, reinsurance commissions, incurred but not reported claims (IBNR) reserve release and interest of prior year's special reserve after deducting total amount of retained loss incurred and provision of IBNR reserve shall be provided as additional special reserve.

F. The provision for special reserve for compulsory car insurance must be kept in time deposits. This special reserve can only be used to cover pure premium loss.

(3) Reserves for Claims

Reserves for claims are provided for according to the memoorandum "Insurance Industry Provision of Reserve for Indemnity" issued by the MoF. Those provisions include:

A. Provision of unpaid claim reserve for reported claims is estimated by each insurance company based on several factors, including historical information and circumstances surrounding each claim for each type of insurance.

B. Provision of IBNR reserve is determined according to earned premiums for each type of insurance in accordance with regulations issued by the MOF.

C. Each year's provision of reserve for claims shall be released at the end of that year.

D. According to new regulations issued by the MOF in 1994, the base of computing the provision of IBNR reserve of compulsory car insurance is net earned premium.

(4) Other Liability Reserve

According to the Implementation Memorandum of MOF, the other liability reserve is determined by multiplying total fire payback premiums (based on an actuarial report) by a prescribed rate.

(Expressed in New Taiwan dollars unless otherwise stated)

13. CAPITAL STOCK AND CAPITAL INCREMENT

(1) As of December 31, 1999, the total authorized share capital value was $17,680,000,000; paid-in share capital was $17,239,374,310 for 1,723,937,431 ordinary shares, with $10 par value per share.

(2) On May 19, 1999, the stockholders approved an increase of share capital by issuing 156,721,584 shares out of retained earnings and capital surplus of $156,721,580 and $1,410,494,260, respectively. The Securities and Futures Committee approved the issuance in June 1999 and the change in paid-in share capital registration was completed.

(3) On March 2, 1998, the stockholders approved an increase of share capital by issuing 449,691,626 shares (including capital increment from current period employees bonus) out of retained earnings and capital surplus of $2,261,867,820 and $2,235,048,440, respectively. The Securities and Futures Committee approved the issuance in June 1998 and the change in paid-in share capital registration was completed in August 1998.

(4) On December 23, 1997, the stockholders approved an increase of capital to issue 80,000,000 shares for cash in the form of Global Depositary Shares. The issuance was completed in April 1998, issued at U.S.$2.07 per share.

14. CAPITAL SURPLUS

The Company's capital surplus details are as follows:

	December 31,	
	1999	1998
Additional paid-in capital	10,183,538,945	11,594,033,205
Gains on disposal of fixed assets (after tax)	79,954,288	79,932,735
Assets revaluation surplus	1,103,946	1,103,946
Total	10,264,597,179	11,675,069,886

The above capital surplus can only be used to cover accumulated losses or issue stock dividends and it cannot be used to distribute cash dividends. In the case of issuing stock dividends, the following restrictions apply:

(1) Stock dividends issued out of additional paid-in capital can only be made once a year. In addition, a stock dividend must be distributed at least one year after the year in which the additional paid-in capital arises. The amount of stock dividends issued must follow the

rules prescribed by the Securities and Futures Committee. The capital increment year is based on the date approved by the Ministry of Economic Affairs.

(2) Stock dividends issued out of the revaluation surplus cannot exceed 5% of the balance of the revaluation surplus or 5% of the issued share capital. If the revaluation surplus is used to cover accumulated losses, profits in subsequent years should be credited to the revaluation surplus after statutory distributions until the amounts previously utilized have been fully recovered.

15. RETAINED.EARNINGS

(1) Legal Reserve

Pursuant to the Company Law, 10% of the annual after-tax net income of each company must be appropriated as legal reserve until the total amount of the legal reserve equals to paid-in share capital. This legal reserve can only be used to cover deficits and not for cash dividends. However, if the total accumulated legal reserve is greater than 50% of paid-in share capital, up to 50% of such excess can be capitalized upon resolution of the stockholders.

(2) Unassigned Retained Earnings

As stipulated in the Company's Articles of Incorporation, the restrictions and sequences for distributing annual net income are as follows:

(a) Covering previous deficits;
(b) Paying income tax;
(c) Appropriating 10% of the remaining net income as legal reserve;
(d) Distributing dividends;
(e) Bonus to employees at 1% to 5% of the remaining net income; and
(f) Appropriation of any of the remainder of the retained earnings as proposed by the board of directors and approved by the stockholders.

(3) Undistributed Retained Earnings

Pursuant to the Income Tax Law and Statute for Upgrading Industries, if the Company's undistributed retained earnings (assessed by the tax authority) are up to 100% its paid-in share capital, then the excess retained earnings should be distributed through cash dividend or stock dividend during the next year after assessment by the tax authority. Otherwise, the retained earnings will be distributed and levied by the tax authority to each shareholder on a proportional basis according to the shares of each stockholder. If the limit is exceeded, the excess retained earnings in each year shall be free from the restrictions stated above after having been levied a 10% income tax.

(Expressed in New Taiwan dollars unless otherwise stated)

(4) *ROC Income Tax Law*

According to the ROC Income Tax Law, it integrates the corporate income tax and the shareholder dividend tax with the goal of eliminating the double taxation effect. The key feature of such amendment is to assess a 10% undistributed retained earnings tax on a company's undistributed retained earnings. The undistributed retained earnings after assessment will not be taxed any more.

16. ESTIMATED INCOME TAX

(1) *Income tax expenses include the following:*

	December 31, 1999	December 31, 1998
Tax based on income	235,297,597	326,148,056
Tax on a separate basis	118,022,872	146,749,008
Deferred income tax liabilities (benefits)	(14,661,880)	(56,025,793)
Accrued income tax for previous year	(4,658,589)	1,660,112
Income tax credit	(1,000,000)	(28,531,383)
10% additional income tax based on undistributed earnings	172,000,000	—
Total Income tax expenses	505,000,000	390,000,000

(2) *Deferred income tax liabilities and assets are as follows:*

		December 31, 1999	December 31, 1998
A.	Total deferred income tax assets	60,951,444	52,067,557
	Total deferred income tax liabilities	8,975,475	14,753,468
B.	Components of deferred income taxes, liabilities and assets resulting from temporary difference:		
	Deductible temporary difference from bad debt loss	(209,681,841)	(12,671,672)
	Deductible temporary difference from unrealized exchange loss	(34,123,937)	(194,326,193)
	Deductible temporary difference from recognition of maintenance expenses	—	(1,272,361)
	Taxable temporary difference from recognition of pension expenses.	35,901,901	19,512,501
	Taxable temporary difference from unrealized invested revenue	—	39,501,370
C.	Deferred income tax assets—current	11,698,902	49,544,804
	Deferred income tax liabilities—current	—	(9,875,343)

(Expressed in New Taiwan dollars unless otherwise stated)

		December 31, 1999	December 31, 1998
	Net deferred income tax—current	11,698,902	39,669,461
D.	Deferred income tax assets—non-current	49,252,542	2,522,753
	Deferred income tax liabilities—non-current	(8,975,475)	(4,878,125)
	Net deferred income tax—non-current	40,277,067	(2,355,372)

(3) Adjustments between accrued income tax and income tax for the year ended December 31, 1999 and 1998 are as follows:

	December 31, 1999	December 31, 1998
Accrued income tax	235,297,597	326,148,056
Deferred income tax expenses (revenue) on unrealized exchange gain/loss	40,050,564	(62,279,288)
Deferred income tax expenses (revenue) on gain on equity investment	–	(100,922)
Deferred income tax expenses (revenue) on unrealized gain/loss on investment	(9,875,342)	4,500,000
Deferred income tax expenses on recognition of pension	4,097,350	1,730,375
Deferred income tax expenses on recognition of miscellaneous	–	162,917
Deferred income tax expenses on recognition of maintenance	318,090	580,625
Deferred income tax expenses (revenue)on recognition of bad debts	(49,252,542)	(619,500)
Income tax credit	(1,000,000)	(28,531,383)
Tax on a separate basis	118,022,872	146,749,008
Adjustments on previous year's income tax	(4,658,589)	1,660,112
10% additional income tax based on undistributed earnings	172,000,000	–
Total income tax expenses	505,000,000	390,000,000

(4) The Company uses the flow-through method to recognize income tax credits which is made available by Statute for Upgrading Industries, Article 6. According to the regulations, the income tax credits may be deducted from the income tax payable in the same year. This credit is limited to 50% of the income tax payable in each year; however, this limit shall not apply to the last year. Any excess income tax credit may be carried forward for up to four years. The details of unused income tax credit is as follows:

Year	Remaining Credit	Used Credit	Current year Credit	Unused Credit
1999	1,000,000		1,000,000	

(Expressed in New Taiwan dollars unless otherwise stated)

(5) *The Company's business income tax application has been assessed on 1996 by the tax authority.*

(6) *Shareholders' dividend withholdings tax:*

	1999	1998
Balance of shareholders' tax withheld account	737,248,098	315,417,822

	1999 (Estimate)	1998 (Actual)
Tax withholding rate	19.36%	(a)

(a) According to the No.11620 on Feb. 24,1975, released by the Ministry of Finance, the Company can't distribute the retained earnings of 1998.

(7) *The undistributed retained earnings:*

Year	December 31, 1999	December 31, 1998
Prior to 1997	482,014,100	1,422,343,604
After 1998..	3,809,072,263	1,341,645,934
Total..	4,291,086,363	2,763,989,538

17. EARNINGS PER SHARE

	December 31,	
	1999	1998
Net income after income tax (a)...	2,601,612,475	1,342,277,520
Year-end outstanding number of shares	1,723,937,431	1,567,215,847
Weighted average outstanding number of shares (b).........	1,723,937,431	1,542,382,410
Adjusted weighted average outstanding number of shares (c)	1,723,937,431	1,696,620,651
Earnings per share (a)/(b)	1.51	0.87
Adjusted earnings per share (a)/(b)...................................	1.51	0.79

The changes of the above weighted average outstanding number of shares are shown below:

	December 31,	
	1999	1998
Shares, at the beginning of year................................	1,567,215,847	1,037,524,221
Capital increment out of retained earnings in 1999....	15,672,158	15,423,824
Capital increment out of capital surplus in 1999	141,049,426	138,814,417
Cash capital increment in 1998.................................	—	56,547,945
Capital increment out of retained earnings in 1998....	—	223,504,844
Capital increment out of capital surplus in 1998	—	223,504,844
Capital increment out of employees bonus in 1998....	—	1,300,556
Total	1,723,937,431	1,696,620,651

(Expressed in New Taiwan dollars unless otherwise stated)

18. RELATED PARTY TRANSACTIONS

(1) Related Parties

(1) Fubon Land Development Co., Ltd	The company's chairman is the company's chairman
(2) Fu-An Leasing Co., Ltd.	Affiliate
(3) Fubon Commercial Bank Co., Ltd.	Affiliate
(4) Fubon Investment Services Co., Ltd.	The company's chairman is an immediate family member of the company's chairman
(5) Fubon Securities Co., Ltd.	Affiliate
(6) Fubon Securities Investment Trust Co., Ltd.	The company's chairman is the second immediate family member of the company's chairman
(7) Tao Yin Co., Ltd.	Affiliate
(8) Ming Tong Co., Ltd.	Affiliate
(9) Fubon Life Assurance Co., Ltd.	The company's chairman is the second immediate family member of the company's chairman
(10) Fubon Securities Finance Co., Ltd.	Affiliate
(11) Fubon Bills Finance Co., Ltd.	Affiliate
(12) Fubon Direct Marketing Consulting Co., Ltd.	Affiliate
(13) Fubon Art Foundation	The company's chairman is an immediate family member of the company's chairman
(14) Chung Hsing Construction Co., Ltd.	The company's chairman is the company's chairman
(15) Fubon Future Co., Ltd.	Affiliate
(16) Fubon Construction Management Co., Ltd.	The company's chairman is the company's chairman
(17) Fubon Technology Consulting Co., Ltd.	Affiliate
(18) Fubon Culture & Education Foundation	Affiliate
(19) Fubon Charity Foundation	Affiliate

(2) Transactions with related parties

A. Premium Revenues (from related parties):

	December 31, 1999	
Name	Direct Written Premiums	Premiums Receivables
(1) Fubon Land Development Co., Ltd.	602,105	19,185
(2) Fu-An Leasing Co., Ltd.	12,847	1,872
(3) Fubon Commercial Bank Co., Ltd.	133,787,870	1,381,926
(4) Fubon Investment Services Co., Ltd.	15,336	1,278
(5) Fubon Securities Co., Ltd.	3,973,206	511,133
(6) Fubon Securities Investment Trust Co., Ltd.	205,068	—
(7) Tao Yin Co., Ltd.	231,522	—
(8) Ming Tong Co., Ltd.	355,707	1,470
(9) Fubon Life Assurance Co., Ltd.	2,369,021	534,973
(10) Fubon Securities Finance Co., Ltd.	225,249	51,694
(14) Chung Hsing Construction Co., Ltd.	1,512	—
(16) Fubon Construction Management Co., Ltd.	5,498	—
Total	141,784,941	2,503,531

(Expressed in New Taiwan dollars unless otherwise stated)

Name	December 31, 1998 Direct Written Premiums	Premiums Receivables
(1) Fubon Land Development Co., Ltd.	285,720	99,553
(2) Fu-An Leasing Co., Ltd.	2,451	—
(3) Fubon Commercial Bank Co., Ltd.	38,588,016	3,283,955
(4) Fubon Investment Services Co., Ltd.	5,822	1,136
(5) Fubon Securities Co., Ltd.	4,024,280	472,387
(6) Fubon Securities Investment Trust Co., Ltd.	219,508	57,038
(7) Tao Yin Co., Ltd.	15,540	—
(8) Ming Tong Co., Ltd.	389,215	—
(9) Fubon Life Assurance Co., Ltd.	1,837,651	472,880
(10) Fubon Securities Finance Co., Ltd.	233,467	25,497
(14) Chung Hsing Construction Co., Ltd.	678,183	—
Total	46,279,853	4,412,446

(B) Real estate rental income (from related parties)

Name	December 31, 1999 Rental Income	Percentage	Guarantee Deposits	Percentage
(1) Fubon Land Development Co., Ltd.	1,801,520	0.61%	—	—
(3) Fubon Commercial Bank Co., Ltd.	69,356,048	23.30%	2,504,600	4.87%
(4) Fubon Investment Services Co., Ltd.	716,240	0.24%	—	—
(5) Fubon Securities Co., Ltd.	40,986,486	13.77%	4,860,396	9.63%
(6) Fubon Securities Investment Trust Co., Ltd.	8,569,695	2.88%	533,700	0.01%
(7) Tao Yin Co., Ltd.	2,649,144	0.89%	400,000	0.78%
(8) Ming Tong Co., Ltd.	2,649,144	0.89%	400,000	.78%
(9) Fubon Life Assurance Co., Ltd.	41,481,494	13.93%	7,484,818	4.55%
(10) Fubon Securities Finance Co., Ltd.	331,143	0.11%	400,000	—
(11) Fubon Bills Finance Co., Ltd.	2,117,904	0.71%	123,304	0.24%
(12) Fubon Direct Marketing Consulting Co., Ltd.	7,100,480	2.38%	966,000	1.88%
(13) Fubon Art Foundation	358,575	0.12%	—	—
(15) Fubon Future Co., Ltd	6,147,049	2.06%	948,000	1.84%
(17) Fubon Technology Consulting Co., Ltd	49,000	0.02%	—	—
(18) Fubon Culture & Education Foundation	147,620	0.05%	—	—
(19) Fubon Charity Foundation	147,620	0.05%	—	—
Total	184,609,162		18,620,818	

(Expressed in New Taiwan dollars unless otherwise stated)

	December 31, 1998			
Name	**Rental Income**	**Percentage**	**Guarantee Deposits**	**Percentage**
(1) Fubon Land Development Co., Ltd.	2,605,716	1.03%	400,000	0.77%
(3) Fubon Commercial Bank Co., Ltd.	61,281,308	24.24%	2,504,600	4.85%
(4) Fubon Investment Services Co., Ltd.	810,288	0.32%	137,760	0.27%
(5) Fubon Securities Co., Ltd.	42,835,784	16.94%	7,843,196	15.17%
(6) Fubon Securities Investment Trust Co., Ltd.	11,752,148	4.65%	2,014,420	3.90%
(7) Tao Yin Co., Ltd.	2,571,432	1.02%	400,000	0.77%
(8) Ming Tong Co., Ltd	2,571,432	1.02%	400,000	0.77%
(9) Fubon Life Assurance Co., Ltd.	31,778,110	12.57%	5,290,818	10.24%
(11) Fubon Bills Finance Co., Ltd.	645,876	0.26%	123,304	0.24%
(12) Fubon Direct Marketing Consulting Co., Ltd.	6,024,568	2.38%	966,000	1.87%
(13) Fubon Art Foundation	463,810	0.18%	—	—
(15) Fubon Futures Co., Ltd.	2,560,475	1.01%	948,000	1.83%
Total	165,900,947		21,028,098	

All of leases are operating leases, and there are no material differences from market prices.

C. Others

a. The Company had deposits in Fubon Commercial Bank Co., Ltd. of about $2,860,340,000 and $2,979,630,000 as of December 31, 1999 and 1998, respectively.

b. The Company had a group insurance policy with Fubon Life Assurance Co., Ltd. The insurance expenses were $10,170,000 and $7,690,000 as of December 31, 1999 and 1998, respectively.

c. The Company had a service contract with Fubon Securities Co., Ltd. to handle share registry and underwriting of common stocks. The Company paid $8,840,000 and $8,050,000 services fees and $16,700,000 and $16,110,000 underwriting fees to that company as of December 31, 1999 and 1998, respectively.

d. The Company had a service contract with Fubon Investment Services Co., Ltd. to provide consultation services and paid service fees of $3,750,000 as of December 31, 1999 and 1998.

e. The Company sold 5,000,000 shares of Pacific Cellular Corp. on March 1999 to Fubon Life Assurance Co., Ltd. The proceeds from sale of this investment were $225,000,000 and gain on disposal of this investment was $174,330,000.

(Expressed in New Taiwan dollars unless otherwise stated)

19. ASSETS PLEDGED

	December 31,	
	1999	1998
Guarantee Deposits Paid		
1. Guarantee treasury bill..............	2,693,976,102	2,441,871,461
2. Time deposits...........................	5,683,000	—
Total..	2,699,659,102	2,441,871,461

(1) The pledged assets mostly are the government treasury bills deposited by the Company with The Central Bank of China as insurance guarantee required by the Insurance Law.

(2) The pledged assets are disclosed at their net carrying values.

20. OTHER IMPORTANT MATTERS AND CONTINGENT LIABILITIES

A. The Company had an insurance dispute with the Ju Jiang Construction Co., Ltd. in 1993 and had paid an indemnity of $49,240,000. This case is at the Supreme Court of appeal and has not been resolved as of December 31,1999.

B. The Company had an insurance dispute with the Farmers Bank of China and was required to pay an indemnity of $5,000,000. This case is at the Supreme Court of appeal and has not been resolved as of December 31, 1999.

C. The Company had an insurance dispute with Taichung Business Bank and was required to pay an indemnity of $18,000,000. Legal proceedings have been initiated and not been resolved as of December 31, 1999.

D. The Company had an insurance dispute with Taipei Seventh Credit Cooperation and was required to pay an indemnity of $11,140,000. This case needs to be investigated and was declared judicially to go back to preparation procedure.

E. The Company had a dispute for exchanges of non-monetary assets with Ms. Yan-Jan Wang. This case is at district court on trial as of December 31,1999. The actual exchange square meters of floor assigned to Ms. Wang should wait for the final sentence of the court.

F. The Company had an insurance dispute with the Jun Dun Co., and was required to pay an indemnity of $2,000,000. Legal proceedings have been initiated and not been resolved as of December 31, 1999.

G. The Company had an insurance dispute with the Ja-Zu Enterprise Ltd., and was required to pay an indemnity of $36,000,000. This case is at the district court of appeal and has not been resolved as of December 31,1999.

H. The Company had accepted public accident insurance for Chu Long Corp., which had an insurance dispute with the third party and was required to pay an indemnity of $4,847,000. This case is at the district court of appeal and has not been resolved as of December 31,1999.

I. The Company had an insurance dispute with Zo-Lian Country Farmers association and was required to pay an indemnity of $3,806,000. This case is at the district court of appeal and has not been resolved as of December 31,1999.

21. SERIOUS DAMAGES: None

22. SUBSEQUENT EVENTS: None

23. OTHER IMPORTANT EVENTS

For September 21, 1999 Taiwan powerful earthquake, the Company estimates that the amount of loss incurred is about $5,600 million. Due to adequate reinsurance, the amount of the Company's retention is about $80 million. The related indemnity has already been estimated and accrued as of December 31,1999, so the powerful earthquake does not have a significant impact on the Company.

24. INFORMATION FOR INVESTMENT IN MAINLAND CHINA: None

25. PENSION RELATED INFORMATION

(1) Net periodic pension cost:

	December 31,	
	1999	1998
	(in thousands)	
1. Service cost	43,232	57,636
2. Interest cost	52,685	52,188
3. Actual return on plan assets	14,641	35,933
4. Deferred pension gain and loss	25,159	400
5. Projected return on plan assets	(39,800)	(36,333)

	December 31, 1999	December 31, 1998
	(in thousands)	
6. Net amortization cost		
a. Amortization of unrealized transition obligation (asset)	13,241	13,241
b. Amortization of prior service cost	1,308	981
7. Net periodic pension cost	0	87,713

(2) *Pension funded status:*

	December 31,	
	1999	1998
	(in thousands)	
1. Vested benefit obligation	(222,036)	(233,893)
2. Non-vested benefit obligation	(217,399)	(213,415)
3. Accumulated benefit obligation	(439,435)	(447,308)
4. Additional benefits based on future salaries	(279,124)	(318,280)
5. Projected benefit obligation	(718,559)	(765,588)
6. Vested benefit	(472,840)	(427,611)
7. Fair value of plan assets	547,509	531,845
8. Funded status = (5) + (7)	(171,050)	(233,743)
9. Unrecognized transition obligation (asset)	185,380	198,621
10. Unrecognized prior service cost	23,865	25,173
11. Unrecognized gain and loss	(2,293)	29,462
12. Additional liability	—	—
13. Accrued pension cost/prepaid pension cost =(8)+(9)+(10)+(11)+(12)	35,902	19,513

(3) *Actuarial assumptions*

1. Discount Rate	6.5%	7.0%
2. Rate of increase in compensation	6.5%	5.0%
3. Projected return on plan assets	4.5%	7.0%

26. FINANCIAL PRODUCTS RELATED INFORMATION

(1) Financial derivatives related information: None

(2) Non financial derivatives related information:

The book value of non-financial derivatives as of December 31, 1999 are the same as the estimated fair market value.

27. SEGMENT INFORMATION

(1) Segment financial information by industry: Not applicable.

(2) Geographic financial information: Not applicable.

(3) Export sales information: the majority of gross premium is derived from domestic business. Foreign revenues do not exceed 10% of total revenues.

(4) Disclosures of major customers: the Company has no customer from which it receives more than 10% of its gross premiums.

28. RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation for comparison purposes. These reclassifications do not have a significant impact on the financial statements.

Reference 1: Gross Premiums

	December 31,							
	1999				1998			
	Direct Written Premiums	Reinsurance Premiums Assumed	Discount on Premiums	Gross Premiums	Direct Written Premiums	Reinsurance Premiums Assumed	Discount on Premiums	Gross Premiums
	(in thousands)							
Motor:								
Motor physical damages insurance	3,103,341	249,329	170,198	3,182,472	3,581,197	239,857	(151,019)	3,670,035
Motor third party liability insurance	3,508,539	147,998	220,855	3,435,682	3,642,495	176,883	(188,169)	3,631,209
Motor compulsory third party liability insurance	2,327,291	448,083	0	2,775,374	2,284,029	868,453	0	3,152,482
Motorcycle compulsory third party liability insurance	1,479,255	365,488	1,124	1,843,619	—	—	0	—
Fire:								
Fire insurance	835,977	61,838	23,358	874,457	928,746	86,667	(44,456)	970,957
Long-term fire insurance	635,011	0	5,051	629,960	501,295	0	(10,308)	490,987
Long -term fire savings insurance	170,109	0	0	170,109	147,802	0	0	147,802
Fire & allied perils insurance	1,098,106	108,543	16,347	1,190,302	1,191,559	63,534	(20,050)	1,235,043
Shop comprehensive insurance	33,095	0	482	32,613	35,616	0	(661)	34,955
Marine cargo:								
Marine cargo insurance	813,289	85,223	0	898,512	859,246	96,598	0	955,845
Casualty:								
Engineering insurance	899,119	33,597	0	932,716	982,827	29,054	0	1,011,881
Performance bond insurance	73,223	1,627	0	74,850	58,326	4,365	0	62,691
Other property insurance	132,519	2,702	0	135,221	119,572	7,769	0	127,341
Liability insurance	749,808	37,212	0	787,020	638,059	29,577	0	667,636
Consumer's loan credit insurance	181,964	0	0	181,964	135,103	0	0	135,103
Other:								
Marine hull insurance	71,988	1,705	0	73,693	79,997	4,084	0	84,081
Fishing vessels insurance	227,511	36,466	—	263,977	225,037	40,361	0	265,398
Aviation insurance	84,883	10,115	0	94,998	71,030	7,673	0	78,702
Nuclear insurance	0	17,697	0	17,697	0	18,526	0	18,526
Total	16,425,028	1,607,623	437,415	17,595,236	15,481,936	1,673,401	(414,663)	16,740,674

Reference 2: Unearned Premiums Reserve

	December 31,							
	1999				1998			
	Balance at Beginning	**Provision**	**Reserve Released**	**Balance at the end**	**Balance at Beginning**	**Provision**	**Reserve Released**	**Balance at the end**
	(in thousands)							
Motor:								
Motor physical damages insurance	875,790	796,085	875,790	796,085	909,332	875,790	909,332	875,790
Motor third party liability insurance	895,854	848,163	895,854	848,163	896,158	895,854	896,158	895,854
Motor compulsory third party liability insurance	967,851	851,815	926,216	893,450	520,436	926,217	478,802	967,851
Motorcycle compulsory third party liability insurance	—	750,698	—	750,698	—	—	—	—
Fire:								
Fire insurance	150,352	110,168	150,352	110,168	176,216	150,352	176,216	150,352
Long-term fire insurance	3,138,357	3,323,126	3,138,357	3,323,126	3,014,929	3,138,357	3,014,929	3,138,357
Long –term fire savings insurance	443,229	496,626	443,229	496,626	382,134	443,229	382,134	443,229
Fire & allied perils insurance	76,166	104,633	76,166	104,633	25,482	76,166	25,482	76,166
Shop comprehensive insurance	12,940	12,016	12,940	12,016	12,477	12,940	12,477	12,940
Marine cargo:								
Marine cargo insurance	112,321	108,614	112,321	108,614	103,012	112,321	103,012	112,321
Casualty:								
Engineering insurance	109,259	176,984	109,259	176,984	126,568	109,259	126,568	109,259
Performance bond insurance	9,165	12,865	9,165	12,865	17,060	9,164	17,060	9,164
Other property insurance	12,735	9,675	12,735	9,675	6,871	12,735	6,871	12,735
Liability insurance	188,968	238,025	188,968	238,025	147,718	188,968	147,718	188,968
Consumer's loan credit insurance	11,983	2,922	11,983	2,922	1,883	11,983	1,883	11,983
Other:								
Marine hull insurance	16,041	15,039	16,041	15,039	14,473	16,041	14,473	16,041
Fishing vessels insurance	44,896	43,983	44,896	43,983	35,899	44,896	35,899	44,896
Aviation insurance	3,663	5,921	3,663	5,921	3,727	3,663	3,727	3,663
Nuclear insurance	533	308	533	308	5,341	533	5,341	533
Sub –total	7,070,103	7,907,666	7,028,468	7,949,301	6,399,716	7,028,468	6,358,082	7,070,102
Provision for special reserve	(41,635)			(41,635)			41,635	(41,635)
Total	7,028,468	7,907,666	7,028,468	7,907,666	6,399,716	7,028,468	6,399,717	7,028,467

(Expressed in New Taiwan dollars unless otherwise stated)

Reference 3: Interest income

	December 31, 1999	December 31, 1998
Interest income from bank accounts	347,468	364,452
Interest on loans	13,505	15,250
Interest on negotiable certificate deposits	258,038	412,598
Interest on government bonds	238,625	186,790
Interest on corporate bonds	106,949	124,231
Commercial paper	133,052	128,721
Bank acceptances	7,830	17,034
Interest on reinsurance reserve	837	706
Financial debentures	19,851	12,175
Notes issued under repurchase agreements	178,387	175,392
Interest on overseas investment	69,690	62,628
Interest on treasury bill	12,807	—
Other	7,850	5,392
Total	1,394,889	1,505,369

Reference 4: Gain on Real –Estate Investments

	December 31, 1999	December 31, 1998
Gain on sale of real estate investments	1,046,542	105,750
Real estate rental income	9,788	252,820
Total	1,056,330	358,570

Reference 5: Other Operating Income

	December 31, 1999	December 31, 1998
Gain on disposal of marketable securities	1,017,520	1,144,280
Cash dividends income	337,114	311,434
Gain on disposal of bills	5,575	180
Gain on disposal of government bonds	12,489	41,193
Other realized gain from investment	108,095	44,011
Total	1,480,793	1,541,098

(Expressed in New Taiwan dollars unless otherwise stated)

Reference 6: Other Operating Costs

	December 31, 1999	December 31, 1998
Loss on disposal of marketable securities	1,476,548	816,604

Reference 7: Marketing Expenses

	December 31, 1999	December 31, 1998
Bad debt expenses	194,107	13,386
Depreciation (for investment purpose)	58,178	57,800
Other marketing expenses	2,615,285	2,506,642
Total	0	2,577,828

Reference 8: Administrative & General Expenses

	December 31, 1999	December 31, 1998
Land taxes	42,292	48,551
Depreciation	83,065	80,979
Other administrative and general expenses	445,003	353,808
Total	0	483,338

Reference 9: Non-operating Revenues

	December 31, 1999	December 31, 1998
Gain on disposal of assets	29	842
Other income	437,056	52,149
Sub-total	0	52,991

Reference 10: Non-operating expenses

	December 31, 1999	December 31, 1998
Loss on foreign exchange	69,607	7,238
Loss on disposal of	419	4,717
Other expenses	34,090	788,912
Sub-total	0	800,867

Attachment (ii)B-1

ENGLISH SUMMARY OF ANNUAL REPORT 2000

Dear Shareholders:

In view of the impact of the –32% growth of the motorcycle compulsory insurance market on Taiwan's property insurance market in 2000, the premium base of such insurance was only NT$87,900,000,000, which reflects a mere growth of NT$2,800,000,000, or 3.3%, from the NT$85,100,000,000 in 1999, and lower than the national economic growth rate of 6.4%.

Notwithstanding keen market competition, the premium base of Fubon property insurance policies reached NT$17,100,000,000, which was an increase of NT$700,000,000 from the NT$16,400,000,000 in 1999. Such growth rate of 4.3% is higher than the growth rate of the entire market by 1%.

Since 1982, Fubon has been in a leading position in terms of market share for 19 consecutive years. Fubon, Ming Tai Property Insurance and Shinkong Property Insurance, whose market shares are 19.5%, 9.3% and 6.9% respectively, ranked the top three in the market.

The sales volume of the automobiles market in 2000 was 420,000, a negative growth for the seventh year in a row. The sales volume of the motorcycle market was also at its ten-year record low, 767,000. Due to the poor automobile and motorcycle market and the –32% growth in motorcycle compulsory insurance, the premium base of automobile insurance policies was NT$9,813,000,000, reflecting a –5.7% growth from the NT$10,400,000,000 for the same period of the previous year. Such amount, NT$9,813,000,000, occupied 57.5% of the premium base of all policies of the company and 19.47% of the market.

Due to the limited growth in the "amount" of automobile insurance policies in recent years, focus will be placed on the improvement of the "quality" of automobile insurance operation through the following measures, with a view to enlarging the gap with the risk of market loss:

1. Adjust business structure by increasing the proportion of business of good quality, e.g., raise the ratio of liability insurance to insurance against automobile damage

2. Adjust business structure by decreasing the proportion of business of poor quality, e.g., lower the ratio of type A insurance against automobile damage

3. Develop new products and improve the distinctiveness of products in order to avoid malicious competition

4. Strengthen policy renewal service and raise the renewal rate in order to cut down on the cost of solicitation

5. Extend convenience to customers by e-commerce service with regard to buying insurance and making payment, in order to reduce operating cost

6. Continue to promote "the best practice of granting automobile insurance claims"

7. Extend on-the-scene service hours with regard to automobile insurance claims to 24 hours, in order to improve customer satisfaction. Claims personnel or contracted companies will be on the scene of the incident to assist the insured in handling the traffic accident, to provide "round-the-clock Fubon care" to the insured.

The loss ratio of automobile insurance in 2000 was 55.5%, thanks to the improvement in business structure, strict quality control etc.

Year 2000 saw a substantial growth in the amount of private investment (17%) as well as import and export (27% and 22% respectively). The company also enjoyed remarkable growth in its fire insurance business, since people have become more willing to take out insurance and the rate has been maintained due to the Sept. 21 earthquake. In 2000, the premium base of fire insurance policies totaled NT$3,277,000,000. A rise from the NT$2,770,000,000 in 1999, such amount reflected a growth of 18.2% and covered 19.2% of the premium base of all of the company's policies and 19.6% of the market.

The loss ratio of fire insurance in 2000 was 54.3%, thanks to the policy of "strengthening the selection of business activities to control high loss ratio" to enhance business quality.

In response to the acute competition of the fire insurance market, Fubon devised the

following business strategies with a view to generating long-term insurance profit in the long run: "actively develop new products," "continue to upgrade the quality of insurance service," "restructure the business system to lower the ratio of business of poor quality," and "control operating costs effectively."

Due to the rapid growth in import and export in 2000, the premium base of marine insurance policies was NT$890,000,000. A rise of the NT$810,000,000 in 1999, such amount reflected a 9.5% growth and accounted for 5.2% of the premium base of all of the company's policies and 20.1% of the market.

With the rise in the unit price of high-tech insurance, the amount of indemnity for loss per case has been elevating rapidly in recent years. In order to ensure sound operation, not only did the company try to reinforce customer education with respect to the risk of loss, but its actuary department also increased the reserve by modifying the way IBNR reserve was deposited. The 60.2% loss ratio of marine insurance in 2000 was considered good.

The total number of endorsements of marine insurance in 2000 was about 360,000, of which export occupied 6%. In general, the premiums on export business are lower than that on import business, and most export policies are the lowest of all. To cut operating costs, the company will simplify insurance procedures by providing e-commerce in the next year.

The premium base of hull insurance policies totaled NT$88,000,000 in 2000. A rise from the NT$72,000,000 in 1999, such amount reflected a growth of 22.8% and covered 6.9% of the market. The loss ratio in 2000 was 18.6%.

The premium base of fishing boat insurance policies totaled NT$243,000,000 in 2000. A rise from the NT$228,000,000 in 1999, such amount reflected a growth of 6.6% and covered 32.9% of the market. The loss ratio in 2000 was 44.0%.

Fubon was still leading in the market share of fishing boat insurance, despite intense domestic and overseas competition.

With customers like China Airlines, Mandarin Airlines and Daily Co., Ltd. in 2000, the premium base of aviation insurance policies skyrocketed to NT$224,000,000. A rise from the NT$84,000,000 in 1999, such amount reflected a growth of 164.5%.

The loss ratio in 2000 was 1.1%.

Due to the surge of the market share of aviation insurance from 3.4% in 1999 to 12.4%, the business goal of increasing the market share was accomplished smoothly.

The premium base of work insurance policies totaled NT$1,269,000,000 in 2000. A rise from the NT$910,000,000 in 1999, such amount reflected a 39.3% growth and accounted for 7.4% of the premium base of all of the company's policies and 28.9% of the market.

The loss ratio of work insurance in 2000 was 92.4%, due to the loss inflicted by typhoons like Bilis and Xang Sane. Focus will be placed on the control of quality of work insurance business in 2001.

The company has been promoting various public safety liability insurances, product liability insurances and employer compensation liability insurances for a long period. The total premium base of new types of insurance policies, including liability insurance and other property insurance, was NT$13,030,000,00 in 2000. A rise from the NT$1,124,000,000 in 1999, such amount reflected a 15.9% growth and accounted for 7.6% of the premium base of all of the company's policies. The loss ratio in 2000 was 69.9%.

The company will concentrate on "continuing to develop new products" and "adjusting business structure to reduce the ratio of businesses with a higher loss ratio" in 2001.

1. The following table shows premium receipts and payment of claims of various insurance policies, including reinsurance receipts and discount on direct insurance:

Unit: NT$1,000

Insurance	2000	1999	Amount increased or decreased	Percentage increased or decreased
Fire	3,377,321	2,897,442	479,879	16.56%
Marine	963,110	898,512	64,598	7.19%

Automobile	10,036,423	11,237,147	(1,200,724)	-10.69%
Fishing boat	278,782	263,977	14,805	5.61%
Hull	91,795	73,693	18,102	24.56%
Aviation	228,787	94,998	133,789	140.83%
New	2,665,684	2,129,467	536,217	25.18%
Total	17,641,902	17,595,236	46,666	0.27%

2. Insurance claims and payment, including reinsurance claims and cost of granting claims

Unit: NT$1,000

Insurance	2000	1999	Amount increased or decreased	Percentage increased or decreased
Fire	1,234,059	6,772,027	(5,537,968)	-81.78%
Marine	651,317	570,144	81,173	14.24%
Automobile	7,016,659	7,170,894	(154,235)	-2.15%
Fishing boat	249,345	174,081	75,264	43.24%
Hull	85,345	69,640	15,705	22.55%
Aviation	30,255	584,071	(553,816)	-94.82%
New	1,550,239	2,007,401	(457,162)	-22.77%
Total	10,817,213	17,348,258	(6,531,039)	-37.65%

3. Retention premiums $8,154,587,000, retention indemnity NT$5,087,589,000, retention loss ratio NT$62.39%, loss of ratio in the previous year 54.48%.

4. Unearned premium reserve $7,947,331,000, a rise of $39,665,000 from the $7,907,666 in recovery (收回數).

5. Utilization of capital

Bank savings: $10,343,967,000

Securities: $19,335,886,000

Fixed assets for business purpose:	$1,844,611,000
Net amount of business investment:	$16,969,462,000
Net amount of loan on pledge:	$79,200,000
Net amount of investment in real property:	$5,841,903,000

6. **Various fees and expenses $3,221,215,000, fees and expenses rate 18.26%, lower than the 19.54% in the previous year.**

7. **Income and expenses 2000**

In 2000, the company's business income was $37,828,564,000, operating costs $32,285,776,000, business fees and expenses $3,221,215,000, business profit $2,321,573,000, fees and expenses regarding income tax $273,000,000, and after-tax net profit $2,617,536,000.

8. **Profitability of 2000**

Returns on investment:	4.15%
Returns on shareholder equity:	7.32%
Profit to paid-in capital ratio:	11.19%
Before-tax profit to paid-in capital ratio:	13.93%
Net profit rate:	6.92%
Earnings per share:	$1.46

9. **Business strategies**

(1) Creating new products

In order to promote product diversity and improve product competitiveness,

the company established a Quarterly Product Meeting Mechanism in 1996 to launch new products. In 2000, premium receipts with respect to new products totaled $122,000,000, accounting for 6.9% of the premiums of all the policies of the year, hence the effect felt on enhancing service quality.

(2) Establishing a profit center management system

Year 2000 was the second year in which the profit center pilot scheme was implemented in order to reduce costs and increase profit by way of decentralizing corporate hierarchy, promoting transparency of performance, and meting out fair commendation and punishment.

(3) CPR/IT

A CPR/IT group is set up to review procedures, remove redundanices, and shorten processes, with the aim to improve efficiency and cut down costs.

(4) Data warehousing and customer relations management

The company consummated a contract with NCR Systems Taiwan Ltd. for the institution of a data warehousing system in order to reduce computer load, enhance the flexibility of and expedite statistical analysis, upgrade customer service, and encourage contract renewal with clients.

(5) Creating a digitalized office environment

The company conducted knowledge management to strengthen staff's competitiveness by way of encouraging each staff member to learn to use the computer, granting subsidies to them for purchasing computers, and setting up 518 personal workstations for staff.

(6) Entering into strategic alliance with Citigroup to develop Asia's insurance market

In response to the global trend of multi-nationalization, business diversification, and data-orientation of the banking business and also the establishment of conglomerates of financial institutions, the company entered

into strategic alliance with Citigroup for the development of Asia's insurance market in 2000.

In 2000, Fubon was the first in the industry to apply to S&P and Taiwan Ratings, Partner of Standard and Poor's for credit rating on its own initiative, in order to comply with the Ministry of Finance's policy of "safeguarding consumer rights --- transparency of insurance company information," and was again awarded the highest rating, "twAAA," by Taiwan Ratings and "AA-" by S&P.

After being awarded by the Asia Insurance Forum the Best Asian Property Insurance Company of the Year in 1999, the company was further granted The First R.O.C. Consumer Golden Medal by the R.O.C. Economic and Trade Research and Development Association.

After winning the award The Best Asian Insurance Company in 1999, the company was further awarded by CFO Asia and Credit Suisse First Boston the Best Annual Reports Awards on December 13, 2000. Out of almost 400 listed companies in nine securities markets in Asia, the parent organization CFO Asia selected 25 companies for commendation in terms of the degree of transparency of information being disclosed, clarity of strategies, and quality of information etc. The award serves to recognize the company's efforts in promoting transparency of information.

The company will continue to create interests for all shareholders, customers and staff as a token of its appreciation for each shareholder's support.

Shih Tsan-Ming (sealed)
President

一九九九亞洲最佳產險公司



ASIA INSURANCE INDUSTRY AWARDS

1999

General Insurance Company of the Year

FUBON INSURANCE CO LTD

The Fubon Group, one of the largest business groups and fully integrated financial services groups in Taiwan, consists of three listed and eight unlisted financial services companies, one direct-marketing company and several other business entities. The Fubon Group provides fully integrated financial services in insurance, banking & finance, and securities & investment services. The Fubon Group also engages in numerous public services activities through Fubon Charity Foundation, Fubon Culture & Education Foundation and Fubon Art Foundation.

As the flagship company of the Fubon Group, Fubon Insurance was established in 1961 and has been the leading property and casualty insurer in Taiwan for the past 18 years.

The members of the Fubon Group have been developing a low cost and captive distribution system through which each member's products can be offered and sold to the public. The Company believes that this distribution system will assist the Company in achieving potential synergies within the Fubon Group and allow it to take advantage of cross-selling opportunities and enhance its customer service.



經由亞洲保險論壇一產、官、學界專業人士評鑑，依據客戶服務水準、財務狀況、經營情況、產品創新及開發能力、市場應變能力、提升整體市場機能之貢獻度與公司獲利能力等七項考核標準，由全亞洲一百零二家優良保險公司之中，主動評選出富邦保險為『一九九九亞洲最佳產險公司』。

In October 1999, a judging committee composed of prominent figures from academia, government and industry was convened by Asia Insurance Review. Their mission: to pick Asia's best insurance company based on seven criteria -- service, finances, operations, product innovation & development, market responsiveness, contribution to insurance industry progress, and profitability. Out of 102 top insurance companies, the judges selected one as General Insurance Company of the Year 1999. The winner? Fubon Insurance.

BUSINESS PHILOSOPHY

SINCERITY

Fubon offers heartfelt attention to its customers, promotes sales with an attitude worthy of trust, and fully carries out all its social and legal responsibilities.

FRIENDLINESS

Fubon employees combine enthusiastic service with professional expertise, aggressively meeting customer demands according to the principle "Respect the customer and put service number one."

PROFESSIONALISM

Fubon's service personnel are highly dedicated to their professions, taking seriously their professional role of providing sound insurance advice and assisting customers in risk management.

INNOVATION

Research, development, and improvement are constants of Fubon, which offers diverse products and efficient service in the modern financial environment. Our market niche is at the top.

財務要覽

稅後純益 Net Income



新臺幣千元	in NT$ thousand
'97	3,588,315
'98	1,342,278
'99	**2,601,612**

營業收入 Revenue



新臺幣千元	in NT$ thousand
'97	35,637,499
'98	35,950,261
'99	**44,223,601**

資產總額 Assets



新臺幣千元	in NT$ thousand
'97	47,226,299
'98	53,535,435
'99	**61,119,326**

股東權益 Shareholders' Equity



新臺幣千元	in NT$ thousand
'97	24,685,761
'98	29,874,711
'99	**31,969,377**

	in NT$ thousand except per share and ratio	*1998*
稅前淨利	Income before income taxes	*1,732,278*
稅後純益	Net income	*1,342,278*
每股盈餘	Net income per common share	*0.87*
每股股利	Stock dividends per common share	*1.50*
營業收入	Revenue	*35,950,261*
資產總額	Assets	*53,535,435*
股東權益	Shareholder's equity	*29,874,711*
損失率費用率合計	Combined loss and expense ratio	*87.8*



滿懷信心與希望
昂然邁向千禧年

二十世紀末、新千禧年之初，人類仍站立在新舊交接的轉捩點。千年一次的千禧年，在世人心理上是一個全新局面的開端，象徵著歡欣與希望；然而，在現實世界裡，我們所迎接的千禧年，將是危機與轉機、挑戰與機會並存、有收穫也有失望的不確定年代。

富邦產物保險公司成立於一九六一年，也是富邦集團最早成立的公司，雖然已連續十八年居於市場領先地位，但面對近年來市場與資訊科技快速的變遷，全體二千一百位員工仍不敢有一日的鬆懈，無時不以「戰戰兢兢、臨深履薄」的態度，堅守崗位、因應市場變化。

一九九九年十月，由亞洲保險論壇主辦的第三屆「亞洲保險業選拔競賽」中，富邦保險以健全的財務結構、產品的研發創新及優異的經營能力，脫穎而出，被票選為『一九九九亞洲年度最佳產險公司』。這是「富邦保險」在國際舞台上再一次獲得肯定，全體富邦人對這項殊榮都特別珍惜，也期望能永遠保持這項得來不易的殊榮。

為響應財政部「保障消費者權益 -- 保險公司資訊公開化」的政策，富邦保險於一九九九年率先同業，主動申請美商標準普爾公司（Standard & Poor's）及中華信用評等公司的信用評等，得到中華信評「twAAA」最高評等及S&P「AA⁻」評等，這項評等結果，不僅是給消費大眾一個安心，同時也給經營團隊一個向上努力的指標。



集團總裁　蔡萬才
Tsai Wan-Tsai, Group Chairman

一九九九年，與世界經濟緊密相連的台灣，受到美國經濟榮景及亞洲經濟景氣復甦的帶動，呈現開低走高的局勢，在第四季成長率已達百分之六點七七。二千年經濟成長，將直接受惠於全球景氣擴張，加上災後重建工作陸續展開，致使國內需求加溫，預期為各行各業帶來更好的經營環境；同時，部分企業危機也在政府有效的控制下得以解除，並逐漸擺脫亞洲金融風暴影響。受到民間投資在半導體光電業、電信自由化、高速鐵路開工等重大投資帶動下，預估千禧年成長率可達到百分之六點五四。

物價方面，雖受到國際油價飆漲壓力與貨幣供給成長的影響，有上漲壓力，但由於台幣升值吸納部分漲幅，預測通膨率應在百分之二以下，尚稱溫和。就整體經濟情勢以觀，千禧年的台灣經濟，將面臨資金需求大增、財政吃緊及物價上漲等考驗，對台灣而言，不只是機會、更是挑戰，也是實現千禧願景必須克服的障礙。

富邦集團的千禧年願景為：「透過專業、創新的金融全方位服務，建立員工、顧客、股東最大滿意的專業金融全集團」。面對市場自由化與網路資訊科技的急遽變化，全體「富邦人」都深切體認，掌握發展趨勢與動向，不斷創新商品、改善流程，是富邦集團永續經營、持續領先的基石。衷心希望我們每一分努力的成果，都能成為台灣經濟成長的助力。祝福大家有個龍騰虎躍的二千年。

Message from the Group Chairman

FILLED WITH HOPE AND CONFIDENCE WE STRIDE INTO THE NEW MILLENNIUM

As we enter into the new millennium and leave the 20th century behind, we stand at an historic cusp between old and new. The once-in-a-thousand-year occasion of the new millennium represents to the human psyche the start of a whole new era, instilling us with a sense of hope and joy. Yet in the real world, the new millennium is an uncertain era, one of crises and turning points, challenges and opportunities, gain and disappointment.

Fubon Insurance was founded in 1961, making it the oldest company in the Fubon Group. Fubon has been the insurance market leader for 18 years in a row, but, aware of dramatic changes in the market and in information technology in the recent years, our 2100 associates dare not rest on their laurels. With caution and prudence, we must respond judiciously to the constantly changing marketplace.

In October 1999, in the third Asia Insurance Industry Awards sponsored by Asia Insurance Review, Fubon Insurance emerged from this competition as "General Insurance Company of the Year," thanks to its solid financial strength, innovation in product development, and superior business operations. This latest affirmation on the international stage is a great pride to the entire Fubon team, which hopes to repeat it in years to come.

In 1999, Fubon took an important step in complying with the government's new policy of making insurance company information accessible to protect the interests of the consumers. We set an example for the industry by applying for credit ratings from Standard & Poor's and the Taiwan Ratings Corp. ("TRC"). The results were impressive: a "twAAA" from TRC, and an "AA$^-$" from S & P's. The ratings not only reassure the public, they set a benchmark for management that will drive future improvements.

Since Taiwan is so closely integrated into the global economy, it benefited in 1999 from America's booming economy and the Asian economic recovery. Taiwan's conomic growth climbed out of the doldrums to reach a 6.77% level in the fourth quarter. Year 2000 growth is also expected to benefit directly from the global expansion. Rebuilding efforts following 1999's earthquake will further stimulate domestic demand, brightening the economic picture for virtually every industry. Meanwhile, the financial crises that had hit some firms have been resolved owing to effective government control. As these firms leave the Asian financial crisis behind them, private investment in the semiconductor industry, telecommunications market liberalization, and groundbreaking on the Taiwan High-Speed Rail high-speed will deliver further impetus to investment, driving growth to a forecast level of 6.54%.

Despite inflationary pressures from rising oil prices and an expansion in the money supply, inflation is still expected to be under 2%, as a portion of inflation is being absorbed by the appreciation of the NT dollar. The overall economic picture in 2000 will be tested by a sharp increase in capital demand, tighter fiscal policy, and price inflation. These pose both a challenge and an opportunity for Taiwan as it seeks to overcome the obstacles to the promise of the new millennium.

The Fubon Group's vision for the new millennium is to be "A professional financial group maximizing customer, employee, and shareholder satisfaction through a complete spectrum of innovative financial services". Precipitous changes brought by market deregulation and information technology have made all of us "Fubon people" acutely aware: the foundation of sustainable success and leadership comes from seizing on market trends, from constant innovation, and from process re-engineering. I hope that the fruits of our dedication will help propel Taiwan's economy ever forward. I wish you all a vigorous and prosperous year 2000.

龍騰萬里迎千禧
富邦鴻運跨世紀

在世人的殷殷期盼下，千年一次的千禧年終於翩翩到來。回首消逝在時代巨輪裡的一九九九年，全球出現了不少世紀末的災變事件，台灣地區也發生了史無前例、震驚國際的「九二一大地震」。在世人的注目下，台灣同胞再次展現驚人的奮鬥意志，積極進行各項重建工作，也為台灣造就了百分之五點七的經濟成長率。

一九九九，對富邦產物保險而言，是邁向國際舞台成功的一年，也是公司形象備受肯定的豐收年……。

馳騁亞洲・再傳捷報
榮膺『1999亞洲最佳產險公司』

富邦產物保險以優異的經營體質、健全的財務結構、高度的產品創新研發能力、良好的客戶服務水準等多項優勢，在亞洲保險論壇所舉辦的「第三屆亞洲保險業選拔競賽」中，歷經評審委員會初選、評審團撰文推薦、與全亞洲入圍者共同角逐等過程，終於在一百零二家保險同業中脫穎而出，獲選為『一九九九亞洲最佳產險公司』。這是國內產物保險公司首次在國際舞台獲此殊榮，意義非凡。

總經理石燦明親赴新加坡接受頒獎表揚後表示：本次獲獎，是『富邦』繼八十七年順利發行全球存託憑證（GDR）後，再次受到國際



左至右：副總經理 林良海、總經理 石燦明、副董事長 廖史眼、執行副總經理 賴國利、副總經理 陳燦煌
left to right: Peter L.H. Lin , Senior Vice President; Shih Tsan-Ming, President; Liao Shih-Yen, Vice Chairman; Lai Kuo-Li, Executive Vice President; Steve T.H. Chen, Senior Vice President

市場的肯定。未來，也將朝「建構『富邦』成為具有國際競爭力的公司」之目標繼續努力。

財務強度優良・展望穩定
獲中華信評最高評等：twAAA
Standard & Poor's 評等：AA⁻

信用評等乃是對一個企業履行其財務承諾之能力，與其他債務人相比較所作的客觀評估。『富邦』為配合政府推動「保障消費者權益、資訊透明化及費率自由化」之保險政策，主動向國內、外兩家著名的信用評等機構～美商標準普爾公司及中華信用評等公司～同時提出接受信用評等之申請。相關結果於八十八年十一月初正式揭曉：中華信評授予最高評等「twAAA」，Standard & Poor's 信評等級則為「AA⁻」。

以 S & P's 的評等等級而言，在國際市場上，『富邦』的信評等級超越英國著名的保險機構～Lloyd's，與法國AXA、日本Nippon Fire等國際知名的保險業者不相上下，堪稱為國內民營企業申請信用評等的最佳成績。

而中華信評級給予「twAAA」的最高評價，反映出『富邦』具有優異的經營體質、穩健的財務基礎、優越的資本適足性與領先群倫的承保績效，在台灣產物保險業佔有極重要的市場地位，同時也代表『富邦』具有「極強的債信能力」與「相當穩定」的展望。

理賠服務・邁向新紀元
全公司理賠作業系統
同時通過 ISO 9002 認證

富邦產物保險於八十四年成立「損害防阻服務部」，旨在提供客戶損害防阻相關諮詢服務，進而協助企業達成零災害、零損失、低風險的目標。為提升「損害防阻」服務制度的合理化及專業化，遂推動導入 ISO 9002 國際品質管理認證，並於八十七年九月取得法國BVQI公司的認證，使得富邦產物保險的「損害防阻」服務，得以更切合客戶的需要。


富邦產物保險一理賠作業

八十八年度，為強化管理體質，整合內部資源，落實品質管理系統，全公司理賠作業系統再度接受挑戰，全面導入 ISO 9002 國際品質管理認證；歷經七個月的努力，正式於十二月取得 SGS 公司之認證，成為產物保險業首家以「全公司理賠作業系統」通過國際品質認證的公司，也為『富邦』的專業再添佳績。

以「創新」取代「價格惡性競爭」
積極研發新保單・擴大產品差異性
新商品保費收入比例逐年上升

研究發展是企業賴以生存、社會賴以進步的不二法門，保險業自然也不例外，在國際化、自由化的發展趨勢下，保險業正面臨著前所未有的激烈競爭；此時，唯有不斷地研發新商品，創造產品的差異性，來滿足消費者不同層面的需求，才能在瞬息萬變的環境中脫穎而出。

富邦產物保險近幾年來，積極從事新商品研究發展，八十八年陸續推出「機車駕駛人傷害保險」、「火災保險附加傷害保險」、「火災保險附加地層下陷、滑動或山崩保險」、「受託物管理人責任保險」、「汽車保險附加道路救援費用保險」等多項新商品，由於商品設計皆能以消費者需求為導向，因此一經推出銷售，皆能迅速獲得社會大眾的回響與支持。

新商品舉績與總保費收入比較表
New Product v.s. Total Premium Income

新臺幣元 / **in NT$**

	新商品舉績 New Product Income	總保費收入 Total Premium Income	比率 %
'96	159,696,094	15,272,398,994	1.05%
'97	339,508,997	15,156,870,626	2.24%
'98	804,483,834	15,626,929,670	5.15%
'99	**1,018,000,000**	**16,412,848,000**	**6.20%**

一九九九亞洲最佳產險公司

亞洲保險論壇評審委員會
對『年度最佳產險公司～富邦產物保險』之總評


AWARDS 1999

『富邦』擁有強勁的業務拓展能力，持續提供良好的客戶服務，並能創新產品、挑戰變化多端的保險市場，因此業績快速成長，穩居台灣產險市場的龍頭老大。除此之外，『富邦』也積極參與國家重大工程建設，如台灣高鐵、通訊建設等。

『富邦』一直雄心勃勃地拓展國內市場，希望在幾年內藉由提升市場競爭能力及併購同業公司，以達成市場佔有率百分之三十的目標。同時也不餘遺力地朝向國際化目標大步邁進，目前，已陸續在馬來西亞、泰國、印尼、越南、菲律賓及香港設立辦事處，就近服務海外台商客戶。

『富邦』經營財產保險所承保的各項險種，諸如火災保險、汽車保險、貨物運輸保險、工程保險以及種類廣泛的責任保險…等。一九九八年簽單保費為新台幣一百六十七億元，核保利潤達新台幣六點五億元，稅後淨利因受投資環境影響而減為新台幣十三億元。身為產物保險龍頭的『富邦』，同時也極力倡導社會大眾重視道路行車安全，在提醒政府相關單位改善道路狀況及嚴格執行交通法規方面，亦贏得極大的肯定。

GENERAL INSURANCE COMPANY OF THE YEAR – THE JUDGING COMMITTEE'S EVALUATION:



Fubon has a strong business expansion capability and continuously delivers excellent service to its customers. It can innovate new products and meet the challenge of the wildly changing marketplace. This is why it has enjoyed rapid growth and sits snugly atop Taiwan's insurance market. Moreover, Fubon actively participates in major infrastructure projects such as communications and the Taiwan High-speed Rail.

Fubon has tirelessly developed its domestic market, and looks to attain a 30% market share in the next few years as it boosts competitiveness and undertakes corporate acquisitions of competitors. Fubon has also made great strides towards internationalization, with offices in Malaysia, Thailand, Indonesia, Vietnam, the Philippines, and Hong Kong bringing service to its policyholders in those countries.

Fubon underwrites a variety of insurance lines, including fire insurance, motor insurance, marine cargo insurance, engineering insurance, and a variety of liability insurance. Its written premiums in 1998 totalled NT$16.7 billion, generating underwriting profits of NT$650 million. Under the impact of the overall investment climate, after-tax net profit fell to NT$130 million. Fubon, Taiwan's insurance industry leader, also energetically campaigns for road safety and advises the government on road improvements and strict enforcement of traffic laws. These activities have earned Fubon much acclaim.

展望未來，在科技進步及經濟高度發展下，國民價值觀及生活形式的變化勢將日趨複雜，對保險的需求也必更為殷切。有鑑於此，富邦產物保險將持續投入更多的人力及物力，專注於商品的研發，積極推出更多新商品，讓社會大眾均可藉由保險獲得合理、充分的保障。

佳評連連・再獲肯定
富邦消防試驗室・傲視東南亞
榮獲第一屆保險信望愛獎
『評審特別推薦獎』

富邦產物保險於八十六年六月斥資四千萬元，設立東南亞首屈一指的「富邦消防試驗室」，希望藉由完善的設備、專業的訓練，傳達正確的保險與損害防阻觀念，讓國內企業體會到消防防護系統的重要性，進而降低災害所致之損失。

「富邦消防試驗室」除提供消防設備顧問諮詢外，並規劃一系列消防訓練課程，相關軟硬體服務，廣獲國內家大型企業的好評與支持。八十八年元月，由現代保險雜誌主辦、也是國內第一個保險專業獎項～「保險信望愛獎」，為肯定『富邦』在消防教育訓練上的努力，特別頒發『評審特別推薦獎』以茲鼓勵。



得獎理由

損害防阻的工作在產險業顯得尤其重要，因此，富邦產物保險在淡水設立「消防試驗室」，提供企業體損害防阻的觀念，有助於減輕事故發生所造成的損失。

富邦與其他公司比較表
Fubon v.s. Other Companies

國家 Country	公司 Company	S&P's Rating
台灣 Taiwan	台灣電力 Taiwan Power	AA
台灣 Taiwan	富邦產物保險 Fubon Insurance	AA^-
台灣 Taiwan	台灣銀行 Bank of Taiwan	A^+
日本 Japan	Nippon Fire & Marine	AA^-
英國 England	Royal & Sun Alliance	AA^-
英國 England	Lloyd's	A^+
美國 USA	Allstate Property & Casualty	AA
法國 France	AXA Assurance IARD	AA^-

資料來源：中華信用評等公司
Information source: Taiwan Ratings Corp.

富邦與國內保險公司比較表
Fubon v.s. Domestic Insurance Companies

公司	Company	S&P's Rating
富邦	Fubon Insurance	AA^-
中國	Chung Kuo Insurance	BBBpi
第一	First Insurance	BBBpi
蘇黎世	Zurich Insurance	BBBpi
台產	Taiwan Fire & Marine	BBpi
中央再保	Central Reinsurance	BBpi
明台	Mingtai Fire & Marine	BBpi
太平	Tai Ping Insurance	Bpi
中國航聯	China Mariners' Assurance	Bpi

資料來源：中華信用評等公司
Information source: Taiwan Ratings Corp.

NOTE

pi：	表示評等是根據該公司對外公布之財務資訊所為之分析，並非該公司自行申請信用評等所得之結果。	Indicates a rating based on financial information announced publicly by the company, and not the results of an actual credit rating application.
AA rating：	財務強度很強	Very strong
A rating：	財務強度強	Strong
BBB rating：	財務強度適當	Adequate
BB rating：	財務強度稍弱	somewhat weak
B rating：	財務強度較弱	weak

Fubon 1999 in Review

POISED FOR A GRAND NEW MILLENNIUM

Finally, the long-awaited new millennium is upon us, and 1999 is receding away on the great wheel of history. The last year of the 20th century brought numerous natural disasters worldwide, and Taiwan experienced a huge earthquake on September 21 that made world headlines. With the world watching, the Taiwanese people showed amazing resilience as we aggressively took up the task of rebuilding. This same vigor was also responsible for economic growth of 5.7%.

The year 1999 was one in which Fubon Insurance made great strides toward international success, and burnished anew its brilliant corporate image.

FUBON INSURANCE: THE PRIDE OF ASIA

WINNING 'GENERAL INSURANCE COMPANY OF THE YEAR'

Every year the Asia Insurance Review holds the Asia Insurance Industry Awards, a comprehensive competition involving 102 insurance companies region-wide. In 1999, after the preliminary round, committee nominations, and final judging, the winner – Fubon Insurance. With our superior management, solid financial strength, highly innovative product development, and excellent customer service, Fubon Insurance has become

Taiwan's first property & casualty insurance company to win this prestigious international award.

On his visit to Singapore to accept the award, Fubon Insurance President Shih Tsan-ming noted that this international affirmation came on the heels of 1998's successful GDR issue, another international triumph. He said that in the future, Fubon will continue to forge itself into an internationally competitive company.

FINANCIAL PROWESS AND A STABLE FINANCIAL OUTLOOK

FUBON EARNS TRC'S HIGHEST RATING: twAAA AND AN AA- FROM STANDARD & POOR's

A credit rating is an objective evaluation of a company's ability to redeem its financial commitments, judged in comparison to other companies. In cooperation with government policy of rate deregulation and greater transparency to protect consumer interests, Fubon applied on its own initiative for two credit ratings, one domestic and one international. The applications were simultaneously submitted, and in November 1999, Taiwan Ratings Corp. and Standard & Poor's issued their ratings. TRC gave Fubon Insurance its highest rating, twAAA, and S & P's rated Fubon a very respectable AA-.

By way of comparison, S & P's rating for Fubon was on a par with that for Lloyd's of London, France's AXA, Japan's Nippon Fire, and a bevy of other prominent international firms. The AA- was the highest ever received by a private company in Taiwan.

Meanwhile, TRC's rating reflects Fubon's superior competitiveness, solid financial strength, high capital adequacy, and superior underwriting returns. The rating demonstrates that Fubon's status and modest leadership in Taiwan's property & casualty insurance industry, and that it enjoys an outlook of "very strong " and "stable".

CALIMS SERVICES FOR A NEW ERA

FUBON'S CLAIMS SYSTEMS WIN ISO 9002 CERTIFICATION

In 1995, Fubon Insurance established the Safety & Loss Control Department in order to provide customers with loss prevention advisory services, helping them achieve the goals of zero-disaster, zero-loss, and low risk. To rationalize and institutionalize the loss prevention system, Fubon set out to obtain ISO 9002 certification for quality control, a drive which culminated in September, 1998, when Fubon Insurance earned ISO 9002 certification from France's BVQI. More than ever before, Fubon's loss prevention services meet the real-life needs of our customers.

In 1999 we extended the ISO 9002 challenge to the claims system. This, we felt, would further strengthen the management structure and integrate internal resources, while bringing quality control systems to this important area. After seven months of unremitting effort, certification was finally granted by SGS Taiwan Ltd. This marks the first for a domestic insurance company to achieve international ISO certification for a company-wide claims operational system – a new success for Fubon Insurance.

GROUNDED FIRMLY IN OUR CORE COMPETENCY

INNOVATION REPLACES PRICE-CUTTING

QUALITY PRODUCTS R&D DRIVES UP REVENUE

Research and development is key to a company's survival, as well as to the progress of society. Insurance is of course no exception. In an age of internationalization and deregulation, the domestic insurance industry faces competition of unprecedented intensity. There is only one way to outpace the competition in the rapidly changing environment: constantly develop new products to create product differentiation, meeting the ever changing needs of our customers.

專 業 是 我 們 的 未 來



Fubon Insurance

Winning "Asia Insurance Industry Awards 1999,

General Insurance Company of the Year"

Outperforming 101 nominees in terms of customer services, financial performance, corporate governance, the ability to respond to market change, innovation, profitability, and adding "definite extra" to lift the industry as a whole to higher levels.

Fubon Insurance was winning "General Insurance Company of the Year 1999" for the 3rd Asia Insurance Industry Awards.

Who is the most reliable partner for your risk management?

Fubon Insurance, the winner of the Best Asian non-life insurer for 1999, will be your best choice.

富邦產物保險
Fubon Insurance



In recent years, Fubon Insurance has been very active in new product development. New products introduced in 1999 included Motorcyclist's Accident Insurance (a very large segment in Taiwan); Personal Accident Insurance (attached to Fire/ Fire & Allied Perils Insurance); Subsidence, Landslip, and Avalanche Insurance (attached to Fire/Fire & Allied Perils Insurance) ; Bailee's Liability Insurance ; Road Rescue Expenses Insurance, etc. Engineered with customers in mind, the new products received positive response in the market.

Today's rapid technological and economic advancement, as well as to increasingly complex changes in people's values and lifestyles, demand for insurance will certainly rise. In response, Fubon Insurance will continue to invest significant human and financial resources in new product development, and vigorously launch even more new products. We aim to bring comprehensive insurance protection to all segments of society.

MORE PRAISE FOR FUBON

THE FUBON FIRE LABORATORY - TOPS IN SE ASIA
WINS INSURANCE FAITH-HOPE-LOVE AWARD

Following the establishment of the Safety & Loss Control Department in 1995, in June of 1997 Fubon Insurance invested NT$40 million to establish Asia's finest fire laboratory. With comprehensive equipment and professional training, the Fubon Fire Laboratory educate customers with essential concepts of insurance and loss prevention; enabling them to minimize losses from fire damage.

Besides providing advisory and consulting services, the Fubon Fire Laboratory has designed a series of fire training classes, services which have won the praise and support of major local corporations. In January 1999, Risk Management & Insurance Magazine sponsored Taiwan's first insurance industry awards. In affirmation of Fubon's efforts in fire prevention education, the company was awarded a judges' special nomination award.

Overview of Business Performance

MEETING CHALLENGES AND SCALING NEW HEIGHTS

The year 1999 saw the official implementation of mandatory motorcycle liability insurance, which brought NT$8.24 billion in new premiums to the insurance industry. This allowed the property & casualty insurance industry as a whole to record stellar performance in 1999, amid an otherwise lackluster economy. For the first time since 1994, the industry enjoyed double-digit growth as companies finally shook off several years of poor premiums income performance. Written premiums for the entire industry totalled NT$85,156,560,000, an increase of NT$9.3 billion, or 12.28%, over the year before.

Fubon Insurance sat stably atop the market, ranking first again in market share for the eighteenth consecutive year. Premiums income was NT$16,412,850,000, for a market share of 19.27%. With the exception of marine hull insurance and aviation insurance, each of Fubon's insurance lines also led the industry in terms of premiums income.

As industry leader in premiums income and market share, Fubon's market reputation and business performance dominate Taiwan's insurance industry. Nonetheless, the Fubon team is fully cognizant of increasingly intense competition, market deregulation and internationalization trends, and the diversification of consumer demand. In this changing – and

八十八年度各險經營狀況

RESULTS OF OPERATIONS IN 1999

自留滿期保費收入 Net Earned Premium



		新臺幣百萬元 in NT$ million
Motor Insurance	汽車保險	5,795
Fire Insurance	火災保險	875
Marine Cargo Insurance	貨物水險	547
Liability Insurance	責任險	427
Engineering Insurance	工程險	286
Other Insurance	其他險	254
Total	**總計**	**8,184**

核保損益 Underwriting Profit (Loss)



		新臺幣百萬元 in NT$ million
Motor Insurance	汽車保險	644
Fire Insurance	火災保險	-28
Marine Cargo Insurance	貨物水險	53
Liability Insurance	責任險	81
Engineering Insurance	工程險	0
Other Insurance	其他險	37
Total	**總計**	**787**

淨綜合比率 Net Combined Ratios



		(%)
Motor Insurance	汽車保險	86.70%
Fire Insurance	火災保險	90.70%
Marine Cargo Insurance	貨物水險	90.50%
Liability Insurance	責任險	78.10%
Engineering Insurance	工程險	91.70%
Other Insurance	其他險	85.70%
Total	**總計**	**87.30%**

毛保費收入

DIRECT WRITTEN PREMIUM INCOME

汽車保險 Motor Insurance

	新臺幣百萬元 in NT$ million
'97	9,217
'98	9,508
'99	**10,406**

火災保險 Fire Insurance

	新臺幣百萬元 in NT$ million
'97	3,095
'98	2,805
'99	**2,772**

貨物水險 Marine Cargo Insurance

	新臺幣百萬元 iin NT$ million
'97	1,144
'98	1,235
'99	**1,198**

責任險 Liability Insurance

	新臺幣百萬元 in NT$ million
'97	509
'98	246
'99	**300**

工程險 Engineering Insurance

	新臺幣百萬元 in NT$ million
'97	842
'98	983
'99	**899**

其他險 Other Insurance

	新臺幣百萬元 in NT$ million
'97	352
'98	706
'99	**837**

總計 Total

	新臺幣百萬元 in NT$ million
'97	15,157
'98	15,482
'99	**16,413**

challenging – environment, Fubon's associates stand ready. We have streamlined operations, reduced overhead, boosted work efficiency, raised competitiveness, and set our sights on providing "the most professional, the most comprehensive" service available. Meanwhile, we have also established product conference mechanisms, planned product innovation launches, and aggressively launched new superior quality products. By differentiating our products from those of our competitors, we are winning through quality instead of resorting to price competition. Finally, by drawing on the Fubon Group's wide spect financial services, we are able to monitoring our growth.

MOTOR INSURANCE

Automobile sales slumped for the second year in a row in 1999, with only 423,000 vehicles sold. This represented a 10.7% decline from the previous year, the steepest decline in recent memory. Consumer sentiment towards insurance has also remained sluggish. These factors, plus the effects of no claim bonus, meant that voluntary insurance showed no signs of a revival, and continued to slide industry-wide.

Mandatory motorcycle insurance went into effect in January 1999, bringing several million motorcycles into the insurance market for the first time. This new business brought a large influx of premiums income, and changed the landscope of the motor insurance market. Mandatory insurance now comprises more than 40% of total motor insurance revenues.

Total motor insurance premiums for the entire industry grew 22.75% in 1999. Of this total, voluntary insurance fell by 0.07%, revenues from mandatory automobile insurance premiums rose 7.61%, and mandatory motorcycle insurance in its first year brought in NT$8.74 billion. Fubon Insurance's written premiums income from motor insurance was NT$10,647,730,000, an increase of 10.31% over 1998. Of this total, voluntary insurance premiums dropped by 8.47%, mandatory automobile insurance premiums income rose by 1.5%, and mandatory insurance premiums for motorcycles brought in NT$1.57 billion. Fubon's motor insurance market share was 20.4%.

Given the stagnation in the voluntary motor insurance market together with stiff price competition, Fubon's maintenance of 22.07% market share was quite impressive. Moreover, the restructuring of voluntary motor insurance has made Fubon's foresightful sales policies and strict quality

management bear fruit. The full-term loss ratio for the same period year-to-year has improvec four years in a row, falling to 54.1% – a record low.

The Motor Insurance Underwriting Department has strongly emphasized new product development and continue to promote new products. Premiums income from new motor insurance products increased NT$86 million over 1998 to reach a total of NT$580 million in 1(– a significant contribution to total revenue. Other new products awaiting government appro such as Consolatory Expense Endorsement Insurance and Road Rescue Expenses Insurance a also expected to generate substantial revenues for the company.

In the area of marketing and premium payments, Fubon Insurance has allied with companies other industries to promote its products. In addition, the "518 Insure Me" program allows consumers to take advantage of 5 simple payment methods when taking out a policy: postal money transfer, ATM transfer, telephone payment, fax payment, and internet payment. The 5 program will soon be expanded to integrate other lines of insurance besides motor. With 518, paying insurance premiums is getting more convenient.

In December 1999, Fubon Insurance's claims settlement system earned ISO 9002 certification. We also continued the Motor Insurance Best-practice Claims Control program. Policyholders have access to a 24-hour toll-free hotline and, in major metropolitan areas, 7:00 am – 11:00 pn on-site assistance to process claims in the event of an accident. Furthermore, we have take the Call Out system a step further, in which the claims adjustor takes the initiative to call the policyholder in order to better understand how the claim has been processed, and whether the customer is satisfied. The results are then used later to review customer service practices. The Call Out system truly lets our policyholders know that Fubon is working to care for them around the clock.

FIRE INSURANCE

Written premiums from fire insurance totalled NT$2,772,300,000 in 1999, a fall of 1.17% from 1998's figure of NT$2,805,020,000. Since the fire insurance market as a whole experienced negative growth in revenues of only 0.62%, Fubon's market share declined from 18.83% in 19 to 18.73% in 1999.

The reason for the drop in fire insurance income can be attributed to the trend toward rate deregulation, as well as the company's continued effort to strengthen underwriting criteria to

國內第一家開辦自動櫃員機、電話銀行、PC銀行繳交保費的產物保險公司

電子自動化的時代來臨，富邦保險的收費方式也不斷改進。八十八年四月一日起與富邦銀行合作，針對承保車險、機車強制險、火險的客戶，推出自動櫃員機轉帳繳交保費，客戶得以二十四小時跨行轉帳繳交保費，打破時間的限制;七月一日起，更進一步針對富邦銀行的客戶，開辦電話銀行及PC銀行轉繳保費，讓客戶不出門



也可繳交保費，進一步打破空間上限制。之後，再整合ATM、網路、銀行、郵局、便利超商、電話語音轉帳等行銷通路，架構518網路，讓消費者可經由24小時的服務體系，簡便完成強制保險的續保手續，使富邦保險的收費方式進入自動化時代，為客戶提供更貼心的服務。

FUBON INSURANCE BECOMES TAIWAN'S FIRST TO ACCEPT PREMIUM PAYMENTS VIA ATM, TELEPHONE BANKING, OR PC BANKING

As the automated electronic age moves forward, Fubon Insurance is constantly improving its premium collection methods. On April 1, 1999, Fubon Insurance, in cooperation with Fubon Bank, launched ATM account transfer payments for motor insurance, mandatory motorcycle insurance, and fire insurance policyholders. Customers now enjoy the convenience of 24-hour interbank transfer payment of policy premiums. With time no longer a restriction, Fubon Insurance took the next step to also eliminate the restriction of location. On July 1, Fubon Bank depositors began paying insurance premiums by fund transfer using PC banking or telephone banking. For Fubon policyholders, premiums payment has truly entered the age of automation -- another example of Fubon's attentive service towards its customers.

filter out high-risk traditional industries. As a result, the 1999 full-term premium loss ratio for fire insurance was 41.69% (excluding the effects of the 9-21 earthquake). This was far lower than the generally expected 55% loss ratio. Clearly, Fubon's efforts to increase the quality of the portfolio, raise underwriting efficiency, and create underwriting profits have been effective.

Fire insurance business activities in the year 2000 can be divided into two categories. For the personal line, Fubon will continue its work in new product development while strengthening cooperation with Fubon Direct Marketing and other Fubon affiliates; utilize Group resources and realize the goal of integrated marketing. For commercial line, Fubon Insurance will intensify portfolio development in high-tech industries and in Taiwan's industrial parks. Fubon will also engage in joint business development with affiliated enterprises (such as Fubon Bank and Fubon Investment Trust). Fubon Insurance is addressing practical customer needs with professional insurance planning and loss prevention services. Combining a robust financial strength, a high international credit rating, and ISO certification for claims services, Fubon Insurance is confident of taking customer satisfaction to a new height.

MARINE CARGO INSURANCE

Marine cargo insurance rates have been reduced year after year, and premiums income has fallen accordingly. Fubon Insurance wrote NT$813,280,000 worth of marine cargo insurance in 1999, a drop of 5.35% from 1998's figure of NT$859,250,000. Nonetheless, Fubon still outperformed the industry as a whole, which experienced a 12.62% decline in marine cargo premiums income. Fubon's market share for this line of insurance rose by 1.57% to 20.48% – number one in the industry. The loss ratio held steady at 57.78%.

In the area of claims, Fubon Insurance was honored to earn ISO 9002 certification for its marine cargo insurance claims processing system in 1999. In days to come, Fubon will continue to raise customer satisfaction, achieve new standards of service, and to provide policyholders quality, friendly, attentive service.

In December 1999, the Ministry of Finance approved a new product: Bailee's Liability Insurance. This is an insurance product with a diverse market, providing proprietors with a means of spreading out risk, as well offering consumers a new channel to seek compensation. The debut of this type of insurance in Taiwan holds great promise in the market.

The year 2000 will see price competition grow white-hot. Fubon Insurance will build on its

existing sales channels by establishing special development teams devoted to opening new sources of clientele. We will also continue to vigorously develop new products, provide loss prevention services, and improve internal operational flows to reduce overhead. These activities constitute the company's main business efforts for marine cargo insurance in the year 2000.

MARINE HULL INSURANCE

Fubon's marine hull insurance performance was less than ideal in 1999, suffering from a world-wide drop in market rates combined with intense domestic competition. Direct written premiums income was NT$71,980,000. This 10% drop from 1998 nonetheless outperformed the industry as a whole, which suffered a 15% fall in marine hull insurance income. In 2000 we will attempt to raise our market share by going after fleet business, drawing on the Fubon spirit of professional service.

FISHING VESSEL INSURANCE

Fubon Insurance wrote fishing vessel insurance policies worth NT$227,510,000 in 1999, about the same as in 1998. Our market share was a dominant 31.67%. Given the variables inherent in fierce competition, both from domestic and international companies, Fubon's maintenance of its market share was quite impressive. In 2000, Fubon aspires to writing policies for newly manufactured fishing vessels, and maintaining its number one market share and a robust profit margin.

AVIATION INSURANCE

Written premiums income for aviation insurance policies stood at NT$84,880,000 in 1999, an increase of 19.5% over 1998. This growth rate outstripped the industry-wide rate of 14%. The loss ratio was astronomical, however, at 803%, a result of the Hualian crash of UNI Airlines (a domestic airline).

In 2000, airline industry mergers will shrink the customer base. Fubon Insurance thus hopes to increase participation in large airline fleet business so as to maintain continued growth.

ENGINEERING INSURANCE

Engineering insurance premiums generated NT$899,100,000 in income in 1999, a drop of NT$83,600,000 from 1998. This negative 8.51% growth rate was lower than the market

average of -5.77% by 2.74 percentage points; accordingly, Fubon's market share slipped 0.74 percentage points from 1998 to stand at 24.75%.

The engineering insurance loss ratio in 1999 was 159%, primarily because of the 9-21 earthquake. Fortunately, losses were limited to the deductible portion, as reinsurance companies covered the remainder.

The year 2000 is expected to see a steady increase in private investment. Moreover, contracts for post-earthquake reconstruction will go out in the second half of the year, and will comprise a major source of engineering insurance underwriting. Fubon Insurance is also participating in the Taiwan High-speed Rail investment, a BOT project starting in March 2000. This will be another important source of engineering insurance business. Fubon plans to continue strengthening employee professionalism in this area to boost its technical capabilities, raise service quality, and maximize operating efficiency – our business goals for the year 2000.

OTHER CASUALTY INSURANCE (INCLUDING LIABILITY INSURANCE)

Premiums income from all other types of casualty insurance (including liability insurance) was NT$1,137,500,000 in 1999, an increase of NT$186,300,000 over 1998. The main growth driver was liability insurance, which generated NT$111,000,000 in added premiums, for growth of 19.59% – 5.14 percentage points higher than the market average of 14.45%. Market share also edged upward by 0.66 percentage points, reaching a level of 15.57%.

The loss ratio for "other casualty insurance" in 1999 was 83.93%. The sharp rise in the loss ratio was due mainly to the effects of the financial crisis on Bankers' Blanket Bond. Appropriate reinsurance coverage enabled risk to be spread out, dramatically reducing Fubon's own exposure and softening the impact of this crisis. In other areas, loss ratios were quite low.

In 2000, liability insurance will continue to hold the greatest market potential of any insurance line. One key effort will be to vigorously promote Comprehensive Personal Traveling Insurance to provide complete insurance protection for travelers. New product innovation, research, and development will continue apace to meet consumer demands and expand the liability insurance market. In addition to these business emphases, Fubon Insurance will also accelerate R&D of other new property insurance and credit insurance products for launch in the year 2000, thus expanding our market share.

1999

一月
由現代保險雜誌主辦、國內二十四所大專保險系所協辦的「第一屆保險信望愛獎」，於元月十日舉行頒獎典禮。富邦產物保險斥資四千萬元成立「消防試驗室」，積極宣導消防教育，此番特獲評審團青睞，榮獲『評審特別推薦獎』。

三月
富邦文教基金會與國立政治大學、國立中山大學合作，共同在兩校商學系所開設「富邦金融講座」課程。三月二日假富邦金融中心舉行簽約儀式。

總裁應邀前往國立中山大學演講，講題為「金融機構的經營管理」。

六月
財政部核准銷售新商品「富邦火災保險附加傷害保險」。

為加強車險服務品質，彌補現行「7-11現場處理（7:00am-11:00pm）」不足之處，特與道路救援業者～俥之友～簽訂現場服務合約，提供客戶「二十四小時現場事故處理服務」。

八月
財政部於核准開辦「火災保險附加地層下陷、滑動或山崩保險」。

九月
車險理賠引進法國AXA-UAP集團所屬旗上援助公司（GESA ASSISTANCE）加入汽車險道路救援；合計道路救援服務公司增加為四家。

九月二十一日凌晨一點四十七分十二點六秒，台灣地區發生芮氏規模七點三級的強烈地震，震央在日月潭南方六點五公里；死亡人數超過二千三百三十三人，受傷逾一萬人，總體經濟損失逾三千億新台幣。

1 2 3 4 5 6 7 8 9

January > Risk Management & Insurance Magazine sponsors the First Annual Insurance Faith-Hope-Love Award, presented on January 10 and cosponsored by the insurance departments of 24 universities and colleges. Fubon Insurance's NT$40 million investment in the establishment of the Fire Laboratory, and active promotion of fire education, earns a special judges' nomination award.

March > he Fubon Cultural & Education Foundation cooperates with National Cheng Chih University and National Chung Shan University to launch a course in these schools' business departments titled "The Fubon Financial Seminar." The signing ceremony for this program is held on March 2 at the Fubon Fi m mnancial Center.

Mr. Tsai Wan-Tsai, Fubon group chairman accepts an invitation to lecture at Chung Shan University on the topic "The Management of Financial Institutions".

June > The Ministry of Finance approves sales of a new product, Personal accident insurance (attached to Fire/FAP insurance).

To enhance motor insurance service and fill in the gaps in the existing 7 a. m. - 11 p.m. On-site Processing program for accidents, Fubon signs an on-site service agreement with a road emergency & towing company so that policyholders have access to 24-hour service at the site of an accident.

August > The Ministry of Finance approves the launch of Subsidence, Landslip, and Avalanche Insurance (attached to Fire/FAP insurance).

September > The Motor Insurance claims department signs on GESA Assistance, a subsidiary of France's AXA-UAP, as the fourth road service company providing on-site road rescue to Fubon policyholders.

At 1:47:12.6 a.m. on September 21, Taiwan experiences a powerful earthquake measuring 7.3 on the Richter Scale. The epicenter of the quake is 6.5 kilometers south of Sun-Moon Lake. Known as the 9-21 Quake, the temblor kills 2,333 people and injures more than 10,000, causing economic losses exceeding NT$300 billion.

根據「九二一集集大地震緊急服務專線」主動服務受災保戶統計資料：火險出險件數共計二百五十件，出險金額約計四十億元；新種險共計出險一百二十三件，賠案預估損失金額達十億二千多萬元。本公司自留最高賠款為八千萬元（火險與工程險合計），超過部分可由巨災超額賠款再保險攤回。

九二一集集大地震後，全公司同仁響應慈善基金會之號召，一日捐總額逾三百萬元。

承保兩儀文化於故宮博物院展出之「漢代文物大展」藝術品保險，並由集團贊助五百萬元。

十月

於亞洲保險論壇所舉辦的「第三屆亞洲保險業選拔競賽」中，獲選為『1999亞洲最佳產險公司』，總經理石燦明親赴新加坡領獎。

十一月

為配合政府推動「資訊透明化及費率自由化」之保險政策，主動向美國Standard & Poor's及中華信用評等公司，申請信用評等之評鑑，藉以提升『富邦』在國際保險市場之信譽。十一月初，信用評等結果揭曉：中華信評授予最高評級：twAAA Standard & Poor's 等級：AA⁻

十二月

全公司理賠作業系統為推動作業流程合理化，於八十八年三月申請ISO 9002 國際品質認證，正式與輔導公司簽約。十二月二十一日順利獲得台灣檢驗科技公司（SGS）認證，成為國內產險業首家以「全公司理賠作業系統」獲得認證的公司。

財政部正式核准通過新商品『受託物管理人責任保險』。該產品多元化的承保對象，不僅分擔業主經營風險，也提供消費者另一求償管道，為國內首創相關類型保險，極具市場潛力。

車險新商品「富邦汽車保險附加道路救援費用保險」報部核准通過。

為因應環境變遷與資訊工具之更新，正式啟動「數位神經作業系統」計劃，透過CPR及IT重建等六個計劃，簡化作業流程，提高工作效率，以降低作業成本，提升整體競爭力。預計兩年內完成。

10 11 12

According to statistics collected by the 9-21 quake hotline, an initiative to serve quake victims, there were 250 fire insurance incidents with a total value of NT$4 billion, and 123 other cases involving engineering of insurance. Total damage claims are estimated at over NT$1.2 billion. Fubon's maximum claims settlement reserve is NT$ 80 million (combining fire and engineering insurance); the excess amount is covered by reinsurance for large-scale disasters.

In the wake of the earthquake, everyone at Fubon responded to calls from Fubon Charity Fundation with donations exceeding NT$ 3 million.

The Fubon Group sponsors the National Palace Museum's Han Dynasty Cultural Exhibit to the tune of NT$5 million, with art insurance provided by Fubon Insurance.

October > Asia Insurance Review names Fubon Insurance as General Insurance Company of the Year in its Asia Insurance Industry Awards 1999. Fubon President Shih Tsan-ming accepts the award in Singapore.

November > In cooperation with new government policies to make insurance data more transparent to consumers and to deregulate rates, Fubon applies for credit ratings from Standard & Poor's and Taiwan Ratings Corp. Fubon's intention to bolster its international reputation was soon affirmed with a twAAA rating from TRC and a AA⁻ rating from S & P's.

December > Process rationalization is instigated for Fubon's claims settlement system. In March 1999, Fubon had applied for ISO 9002 certification and officially engaged a company to assist this effort. On December 21, certification was awarded by Taiwan's SGS Corp, making Fubon Taiwan's first property & casualty insurance company to achieve ISO 9002 certification for claims processing.

The Ministry of Finance officially approves a new product: Bailee's Liability Insurance. This is an insurance product with a diverse market, providing proprietors with a means of spreading out risk, as well offering consumers a new channel to seek compensation. The debut of this type of insurance in Taiwan holds great promise in the market.

A new Fubon product, Road Rescue Expenses Insurance, is approved by the Ministry of Finance.

To respond to changes in information tools and the operating environment, Fubon Insurance officially launches the "Digital Nervous System." Through six programs including CPR and IT reengineering, Fubon will streamline operational flows, raise work efficiency, reduce operating overhead, and raise overall competitiveness. Estimated time to completion is two years.

組織表 ORGANIZATION

- 股東會 Shareholders Meeting
- 監察人 Board of Supervisors
  - 常務監察人 Executive Supervisors
- 董事會 Board Directors
  - 董事長 Chairman
  - 副董事長 Vice Chairman
  - 常務董事 Managing Director
  - 總經理 President
    - 稽核室 Internal Auditing
  - 執行副總經理 Excutive Vice Presidents
  - 副總經理 Senior Vice Presidents
  - 協理 Vice Presidents

共同資源 Shared Resources	產品部門 Product	銷售中心 Marketing	銷售中心 Marketing
秘書室 Office Administration	火災保險業務部 Fire Underwriting	信義營業部 Hsinyi General Production	台中分公司 Taichung Branch
人力資源部 Human Resources	新種保險業務部 Casualty Underwriting	大安營業部 Taan General Production	豐原分公司 Fengyuan Branch
財務部 Finance	火災新種保險營業一部 1st Non-Marine Production	城中分公司 Chengchung Branch	南投分公司 Nantou Branch
投資部 Investment	火災新種保險營業二部 2nd Non-Marine Production	敦化分公司 Tuenhua Branch	沙鹿分公司 Shalu Branch
會計部 Accounting	海上保險業務部 Marine Underwriting	士林分公司 Shihlin Branch	彰化分公司 Changhua Branch
企劃部 Planning	海上保險營業部 Marine Production	新莊分公司 Hsinchuang Branch	嘉義分公司 Chiayi Branch
精算部 Actuarial	汽車保險業務部 Motor Underwriting	萬華分公司 Wanhua Branch	虎尾分公司 Huwei Branch
電腦部 E.D.P.	汽車保險營業部 Motor Insurance Production	三重分公司 Sanchung Branch	台南分公司 Tainan Branch
國外部 International	汽車保險理賠一部 1st Motor Claims	板橋分公司 Panchiao Branch	新營分公司 Hsinying Branch
損害防阻服務部 Safety & Loss Control	汽車保險理賠二部 2nd Motor Claims	雙和分公司 Shuangho Branch	高雄分公司 Kaohsiung Branch
教育中心 Training Center	汽車保險理賠三部 3rd Motor Claims	基隆分公司 Keelung Branch	北高雄分公司 North-Kaohsiung Branch
		蘭陽分公司 Lanyang Branch	鳳山分公司 Fongsan Branch
		花蓮分公司 Hualien Branch	屏東分公司 Pingtung Branch
		桃園分公司 Taoyuan Branch	台東分公司 Taitung Branch
		中壢分公司 Chungli Branch	展業部 Production
		新竹分公司 Hsinchu Branch	
		苗栗分公司 Miaoli Branch	

1999 FINANCIAL REPORT

資產負債表

資　產	中華民國八十八年十二月三十一日 新台幣千元	中華民國八十七年十二月三十一日 新台幣千元
流動資產		
現金及約當現金	13,158,875	14,826,538
短期投資 (減備抵跌價損失$408,623及$770,344)	15,701,014	12,961,941
應收票據 (減備抵呆帳$43,235及$11,054)	1,183,728	1,077,304
應收收益	265,856	394,346
應收保費 (減備抵呆帳 $29,576及$20,591)	1,662,104	2,251,102
應攤回再保賠款	10,625,926	4,573,304
保險同業往來	515,241	741,641
其他應收款(減備抵呆帳 $0及$0)	507,280	638,634
預付款項	92,502	222,437
小計	43,712,526	37,687,247
買匯貼現及放款		
短期擔保放款(減備抵呆帳 $14,695及$10,340)	149,305	73,660
小計	149,305	73,660
基金、長期投資及應收款		
長期投資	12,685,387	11,351,109
小計	12,685,387	11,351,109
固定資產		
土地	600,550	629,923
房屋及建築	1,074,791	1,092,439
交通及運輸設備	77,502	74,555
什項設備	357,992	348,847
成本	2,110,835	2,145,764
減：累積折舊	(505,991)	(427,253)
未完工程及訂購機件	84,500	13,459
固定資產淨額	1,689,344	1,731,970
其他資產		
非營業資產淨額	35,902	19,512
存出保證金	2,792,714	2,563,353
催收款項 (減備抵呆帳 $154,760及$6,246)	0	87,120
存出再保責任準備金	8,974	13,562
遞延費用	45,174	7,902
小計	2,882,764	2,691,449
資產總計	$61,119,326	53,535,435

負債及股東權益	中華民國八十八年 十二月三十一日 新台幣千元	中華民國八十七年 十二月三十一日 新台幣千元
流動負債		
附買回票券負債	263,188	705,604
應付費用	474,631	386,038
應付稅款	179,240	119,825
應付佣金	256,392	279,708
應付保險賠款	8,866,872	2,952,873
應付再保賠款	214,076	60,257
保險同業往來	471,676	538,110
其他應付款	1,339,309	1,911,702
預收款項	319,943	1,338,343
小計	12,385,327	8,292,460
長期負債		
土地增值稅準備	9,264	9,263
小計	9,264	9,263
其他負債		
營業及負債準備	15,684,515	14,029,757
存入保證金	51,435	51,687
存入再保責任準備金	1,019,408	1,277,557
小計	16,755,358	15,359,001
負債合計	29,149,949	23,660,724
股東權益		
普通股股本	17,239,374	15,672,158
資本公積		
股本溢價	10,183,539	11,594,033
收入公積	79,954	79,933
土地重估增值準備	1,104	1,104
保留盈餘		
法定盈餘公積	1,188,643	1,054,478
未指撥保留盈餘	4,291,086	2,763,990
權益調整		
未實現長期股權投資損失	(1,013,902)	(1,290,784)
累積換算調整數	(421)	(201)
股東權益合計	31,969,377	29,874,711
負債及股東權益總計	$61,119,326	$53,535,435

損益表

	中華民國八十八年一月一日起至十二月三十一日 新台幣千元	中華民國八十七年一月一日起至十二月三十一日 新台幣千元
營業收入		
利息收入	1,394,889	1,505,369
保費收入	17,595,236	16,740,674
再保佣金收入	2,448,076	2,553,517
攤回再保賠款與給付	12,363,521	6,555,908
收回保費準備	7,028,468	6,358,082
收回特別準備	384,423	233,562
收回未決賠款準備	99,078	94,313
手續費收入	4,852	9,168
長期股權投資利益	1,056,330	0
不動產投資利益	367,935	358,570
其他營業收入	1,480,793	1,541,098
營業收入合計	44,223,601	35,950,261
營業成本		
利息費用	(86,679)	(90,726)
保險費用	(8,445,019)	(9,065,370)
佣金費用	(1,614,972)	(1,677,168)
保險賠款與給付	(17,348,258)	(10,795,207)
提存保費準備	(7,994,304)	(7,093,219)
提存特別準備	(757,145)	(667,560)
提存未決賠款準備	(156,443)	(99,078)
手續費用	(132,660)	(67,202)
長期股權投資損失	0	(12,294)
不動產投資損失	0	(24,512)
其他營業成本	(1,476,548)	(816,604)
營業成本合計	(38,012,028)	(30,408,940)
營業毛利（毛損）	6,211,573	5,541,321
營業費用		
業務費用	(2,867,570)	(2,577,829)
管理費用	(570,360)	(483,338)
營業利益（損失）	2,773,643	2,480,154
營業外收入		
財產交易利益	29	842
什項收入	437,056	52,149
營業外收入合計	437,085	52,991
營業外費用		
兌換損失	(69,607)	(7,238)
財產交易損失	(419)	(4,717)
什項費用	(34,090)	(788,912)
營業外費用合計	(104,116)	(800,867)
繼續營業部門稅前淨利（淨損）	3,106,612	1,732,278
所得稅(費用)利益	(505,000)	(390,000)
稅後純益（純損）	$2,601,612	$1,342,278
每股盈餘（虧損）（元）	$1.51	$0.79

監察人審查報告

茲准董事會造送本公司八十八年度決算報告書表及盈餘分配議案，經本監察人委託會計師查核完竣，認為尚無不符，爰依照公司法第二一九條之規定報請鑒察。

此 上

本公司八十九年度股東常會

富邦產物保險股份有限公司

常務監察人：周東寶

監 察 人 ：王為忠

中華民國八十九年三月二十四日

會計師查核報告

富邦產物保險股份有限公司民國八十八年十二月三十一日及八十七年十二月三十一日之資產負債表，暨民國八十八年一月一日至十二月三十一日及民國八十七年一月一日至十二月三十一日之損益表、股東權益變動表及現金流量表，業經本會計師查核竣事。上開財務報表之編製係管理階層之責任，本會計師之責任則為根據查核結果對上開財務報表示意見。

本會計師係依照一般公認審計準則暨會計師查核簽證財務報表規則規劃並執行查核工作，以合理確信財務報表有無重大不實表達。此項查核工作包括以抽查方式獲取財務報表所列金額及所揭露事項之查核證據、評估管理階層編製財務報表所採用之會計原則及所作之重大會計估計，暨評估財務報表整體之表達。本會計師相信此項查核工作可對所表示之意見提供合理之依據。

依本會計師之意見，第一段所述財務報表在所有重大方面係依照一般公認會計原則及財政部證券暨期貨管理委員會頒佈之證券發行人財務報告編製準則編製，足以允當表達富邦產物保險股份有限公司民國八十八年十二月三十一日及民國八十七年十二月三十一日之財務狀況，暨民國八十八年一月一日至十二月三十一日及民國八十七年一月一日至十二 月三十一日之經營成果與現金流量。

此 致

富邦產物保險股份有限公司　公 鑒

立本台灣聯合會計師事務所

會計師：劉克宜

會計師：陶鴻文

證管會核准簽證文號：(80)台財證(一)
第51636號

中華民國八十九年二月十九日

Balance Sheets

Assets	Financial Year ended December 1999 NT$Thousand	Financial Year ended December 1998 NT$Thousand
Current Assets		
Cash and Cash Equivalents	13,158,875	14,826,538
Short-Term Investments	15,701,014	12,961,941
Notes Receivables	1,183,728	1,077,304
Accrued Income	265,856	394,346
Premiums Receivables	1,662,104	2,251,102
Reinsurance Recovery Receivables	10,625,926	4,573,304
Due from other Insurers	515,241	741,641
Other Receivables	507,280	638,634
Prepayments	92,502	222,437
Sub-Total	43,712,526	37,687,247
Loans		
Mortgage Loans	149,305	73,660
Sub-Total	149,305	73,660
Funds, Long-Term Investments, and Receivables		
Long-Term Investments	12,685,387	11,351,109
Sub-Total	12,685,387	11,351,109
Fixed Assets		
Land	600,550	629,923
Buildings	1,074,791	1,092,439
Transportation Equipment	77,502	74,555
Other Equipment	357,992	348,847
Cost	2,110,835	2,145,764
Less: Accumulated Depreciation	(505,991)	(427,253)
Construction In Progress and Equipment Ordered	84,500	13,459
Sub-Total	1,689,344	1,731,970
Other Assets		
Prepayment for Pensions	35,902	19,512
Guarantee Deposits Paid	2,792,714	2,563,353
Overdue Receivables	0	87,120
Reinsurance Liability Reserve Contributed	8,974	13,562
Deferred Charges	45,174	7,902
Sub-Total	2,882,764	2,691,449
Total Assets	$61,119,326	53,535,435

Liabilities & Stockholders' Equity	Financial Year ended December 1999 NT$Thousand	Financial Year ended December 1998 NT$Thousand
Current Liabilities		
Notes Issued under Repurchase Agreements	263,188	705,604
Accrued Expenses	474,631	386,038
Accrued Tax	179,240	119,825
Commissions Payable	256,392	279,708
Indemnity Paymenrs Payable	8,866,872	2,952,873
Reinsurance Indemnity Payable	214,076	60,257
Payables to other Insurers	471,676	538,110
Other Payable	1,339,309	1,911,702
Advance Receipts	319,943	1,338,343
Sub-Total	12,385,327	8,292,460
Long-Term Liabilities		
Reserve for Land Value Increment Tax	9,264	9,263
Sub-Total	9,264	9,263
Other Liabilities		
Reserve for Operations	15,684,515	14,029,757
Guarantee Deposits	51,435	51,687
Reinsurance Liability Reserve Received	1,019,408	1,277,557
Sub-Total	16,755,358	15,359,001
Total Liabilities	29,149,949	23,660,724
Stockholders' Equity		
Common Stock	17,239,374	15,672,158
Capital Surplus		
Additional Paid-in Capital	10,183,539	11,594,033
Gains on Disposal of Fixed Assets	79,954	79,933
Assets Revaluation Surplue	1,104	1,104
Retained Earnings		
Legal Reserve	1,188,643	1,054,478
Unassigned Retained Earnings	4,291,086	2,763,990
Equity adjustment		
Unrealized long-term equity investments loss	(1,013,902)	(1,290,784)
Accumulated Translation adjustments	(421)	(201)
Sub-Total	31,969,377	29,874,711
Total Liabilities and Stockholders' Equity	$61,119,326	$53,535,435

Income Statements

	Financial Year ended December 1999 NT$Thousand	Financial Year ended December 1998 NT$Thousand
Operating Revenues		
Interest Income	1,394,889	1,505,369
Gross Premiums	17,595,236	16,740,674
Reinsurance Commission Income	2,448,076	2,553,517
Reinsurance Recovery and Subrogation	12,363,521	6,555,908
Unearned Premiums Reserve Release	7,028,468	6,358,082
Special Reserve Release	384,423	233,562
IBNR Reserve Release	99,078	94,313
Fee Income	4,852	9,168
Gain on Long-Term Equity Investments	1,056,330	0
Gain on Real-Estate Investments	367,935	358,570
Other Operating Income	1,480,793	1,541,098
Sub-Total	44,223,601	35,950,261
Operating Costs		
Interest Expenses	(86,679)	(90,726)
Reinsurance Premiums Ceded	(8,445,019)	(9,065,370)
Commissions Expenses	(1,614,972)	(1,677,168)
Loss Incurred	(17,348,258)	(10,795,207)
Provision for Unearned Premiums Reserve	(7,994,304)	(7,093,219)
Provision for Special Reserve	(757,145)	(667,560)
Provision for IBNR Reserve	(156,443)	(99,078)
Processing Fees	(132,660)	(67,202)
Loss on Long-Term Equity Investments	0	(12,294)
Loss on Real Estate Investments	0	(24,512)
Other Operating Costs	(1,476,548)	(816,604)
Sub-Total	(38,012,028)	(30,408,940)
Operating Gross Profit	6,211,573	5,541,321
Operating Expenses		
Marketing Expenses	(2,867,570)	(2,577,829)
Administrative and General Expenses	(570,360)	(483,338)
Operating Income	2,773,643	2,480,154
Non-Operating Revenues		
Gain on Asset Disposal	29	842
Other Income	437,056	52,149
Sub-Total	437,085	52,991
Non-Operating Expenses		
Loss on Foreign Exchange	(69,607)	(7,238)
Loss on Asset Disposal	(419)	(4,717)
Other Expenses	(34,090)	(788,912)
Sub-Total	(104,116)	(800,867)
Income from Continuing Operations before Income Taxes	3,106,612	1,732,278
Income Taxes	(505,000)	(390,000)
Net Income after Taxes	$2,601,612	$1,342,278
Earnings Per Share	$1.51	$0.79

Supervisor's Report

The accounting firm commissioned by this Supervisor to audit the 1999 budget reports as compiled and submitted by the Board of Directors in accordance with Article 219 of the Company Law has found them to be satisfactory in all particulars.

To be submitted to the 2000 Shareholders' Meeting.

Fubon Insurance Co., Ltd.

Executive Supervisor: Chou Tong-Pao

Supervisor: Wang Wei-Chung

March 24, 2000

Independent Auditors' Report

We have audited the accompanying balance sheets of Fubon Insurance Co., Ltd. as of Dec. 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended Dec. 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in Taiwan, Republic of China, which are substantially similar to generally accepted auditing standards in the United States of America and the regulations governing such audits. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fubon Insurance Co., Ltd. as of Dec. 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended Dec. 31, 1999 and 1998, in conformity with ROC generally accepted accounting principles.

Taiwan Union & Co.

BDO TAIWAN UNION & CO.

February 19, 2000

Summary of Reformatted Financial Information

The financial information set forth below is qualified by reference to, and should be read in conjunction with, the Financial Statements and related notes thereto.

(in millions, except for per share data)	For the Year ended and as of, December 31 1999	For the Year ended and as of, December 31 1999	For the Year ended and as of, December 31 1998	For the Year ended and as of, December 31 1997
Income Statement Data				
Net written premiums (1)	US$ 291	NT$ 9,150	NT$ 7,675	NT$ 6,815
Net earned premiums (2)	261	8,184	6,940	6,469
Net claims and claims adjustment expenses (3)	161	5,042	4,244	3,824
Underwriting and operating expenses (4)	75	2,355	2,042	2,236
Underwriting profit (loss)	25	787	654	409
Net investment income (5)	59	1,843	1,873	1,181
Realized gain on investments (6)	25	794	482	2,633
Net provision for unrealized loss on investments	(12)	(362)	770	0
Net provision for special reserves	12	373	434	359
Net other income (expenses)(7)	(10)	(306)	(72)	58
Income befor tax	99	3,107	1,732	3,921
Income tax expense	16	505	390	333
Net income	$83	$2,602	$1,342	$3,588
Earnings per share	$0.05	$1.51	$0.87	$3.67
Earnings per share(as adjusted)(8)	$0.05	$1.51	$0.79	$2.36
Share outstanding (weighted-average)	1,724	1,724	1,542	978
Share outstanding (adjusted weighted-average)	1,724	1,724	1,697	1,515
Balance Sheet Data				
Total investment funds	$1,473	$46,256	$43,723	$37,072
Total assets	1,947	61,119	53,535	47,226
Reserves for operations and liabilities	500	15,685	14,027	12,593
Total liabilities	928	29,150	23,661	22,541
Stockholders' equity	1,018	31,969	29,875	24,685

• All translations from New Taiwan dollars to United States dollars were made on the basis of the market exchange rate by the Central Bank of China on December 31, 1999 of NT$31.395 = US$1.00

	Year ended December 31 1999	Year ended December 31 1998	Year ended December 31 1997
Other Data			
Net claims ratio	61.6%	61.2%	59.1%
Net expenses ratio	25.7%	26.6%	32.8%
Net combined ratio	87.3%	87.8%	91.9%
Direct claims ratio (9)	101.7%	66.3%	69.2%
Direct expenses ratio	28.3%	29.1%	29.1%
Direct combined ratio	130.0%	95.4%	98.3%
Industry direct claims ratio	N/A	65.6%	67.1%
Industry direct expenses ratio	N/A	31.5%	31.8%
Industry direct combined ratio	N/A	97.2%	98.9%

(1) Gross premiums minus reinsurance premiums ceded.

(2) Net written premiums minus net provision for unearned premiums reserve.

(3) Loss incurred minus reinsurance recovery and subrogation plus net provision for IBNR reserve.

(4) Commission expenses plus marketing expenses (other than bad debt expenses and depreciation), administrative and general expenses (other than land taxes and depreciation) and processing fees, minus fee income and reinsurance commission income.

(5) Net interest income plus cash dividends and real-estate rental income, minus land taxes and depreciation in marketing expenses (for investment purposes).

(6) Gain on long-term equity in investments plus net gain on sale of real-estate investments, net gain on disposal of marketable securities, gain on disposal of government bonds and other realized gain from investments.

(7) Net gain on foreign exchange plus net gain on assets disposal, minus bad debt expenses, depreciation in administrative and general expenses and other loss.

(8) The earnings per share (as adjusted) data contained in the above table have been calculated by dividing the net income for the relevant period by the weighted-average number of Shares outstanding during the relevant period. The number of outstanding Share is retroactively adjusted for the increases in issued capital stock effected during the relevant period and through distribution of stock dividends from unappropriated earnings or capital surplus.

(9) 1999 includes the impact of "Taiwan 921 earthguake" claims of about NT$ 5.6 billion. The net of reinsurance claims for this earthguake is about NT$ 80 million.

住宅、店舖還本保險	Long Term Savings Fire Insurance
火災保險	Fire Insurance
火災附加險	Fire & Allied Perils Insurance
商店綜合保險	Shop Comprehensive Insurance
汽車保險	Motor Insurance
機車醫藥費用特約保險	Medical Payment Endorsement for Motorcycle
機車駕駛人傷害保險	Motorcyclist's Accident Insurance
海上運輸保險	Marine Cargo Insurance
商業動產流動綜合保險	Commercial Floater Insurance
陸上運輸保險	Inland Transportation Insurance
運送人意外責任保險	Carriers Liability Insurance
受託物管理人責任保險	Bailee's Liability insurance
航空運輸保險	Air Cargo Insurance
船體險	Marine Hull Insurance
漁船險	Fishing Vessel Insurance
航空險	Aviation Insurance
機械保險	Machinery Breakdown Insurance
電子設備保險	Electronic Equipment Insurance
營繕承包人意外責任保險	Contractor's Liability Insurance
安裝工程綜合保險	Erection All Risks Insurance
鍋爐保險	Boiler & Pressure Vessel Insurance
營造綜合保險	Contractors' All Risks Insurance
營建機具綜合保險	Contractors' Plant & Machinery Insurance
履約保證保險	Performance Bond Insurance
公共意外責任保險	Public Liability Insurance
產品責任保險	Product Liability Insurance
僱主意外責任保險	Employers' Liability Insurance
員工誠實保證保險	Blanket Fidelity Bond Insurance
醫師責任保險	Malpractice Liability Insurance
高爾夫球員責任保險	Golfers' Liability Insurance
電梯意外責任保險	Elevator Liability Insurance
玻璃保險	Glass Insurance
竊盜損失保險	Burglary & Theft Insurance
現金保險	Money Insurance
銀行綜合保險	Banker's Blanket Bond
旅行業綜合保險	Travel Agentcy Comprehensive Insurance
信用卡旅遊不便保險	Credit Card Traveler Inconvenience Insurance
小額信用放款信用保險	Consumer's Loan Credit Insurance
金融業保管箱責任保險	Safe Deposit Box Liability Insurance
金融業保管箱竊盜損失保險	Safe Deposit Box Burglary Insurance
醫院綜合責任保險	Hospital Comprehensive Liability Insurance
保全業責任保險	Security Guard Liability Insurance
建築師工程師專業責任保險	Architects & Engineers Professional Indemnity
保險代理人經紀人專業責任保險	Insurance Broker Professional Indemnity
保險公證人專業責任保險	Adjuster Professional Indemnity
大眾捷運系統旅客運送責任保險	MRT Passenger Liability Insurance
國軍官兵意外責任保險	Group Personal Accident for Soliders Liability Insurance
個人旅遊綜合保險	Comprehensive Personal Traveling Insurance